Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142731

PROSPECTUS

3,036,947 Shares of

Common Stock

This prospectus relates to the public offering of an aggregate of 3,036,947 currently outstanding shares of common stock, par value $.15625 per share, which may be offered and sold from time to time by the selling stockholders of Toreador Resources Corporation named in this prospectus. The selling stockholders acquired an aggregate of 2,710,843 of the shares of common stock offered in this prospectus in a private equity purchase on March 23, 2007 and acquired an aggregate of 326,104 shares on April 23, 2007 by exercise of warrants. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 91 of this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of common stock offered pursuant to this prospectus.

We have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is traded on the Nasdaq Global Market (previously known as the Nasdaq National Market) under the symbol “TRGL”. The closing sales price for our common stock on July 20, 2007 was $13.87 per share. Our principal office is located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is (214) 559-3933.

The common stock offered hereby involves a high degree of risk
See “Risk Factors” beginning on page 7.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 26, 2007.

Toreador Resources Corporation

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “Toreador,” “we,” “us,” and “our” refer to Toreador Resources Corporation and its direct and indirect subsidiaries. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the “Glossary of Selected Oil and Natural Gas Terms” on page 96 of this prospectus. Crude oil and natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Toreador Resources Corporation

Introduction

Toreador Resources Corporation is an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical and geological data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.

We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2006, we held interests in approximately 5.5 million gross acres and approximately 4.2 million net acres, of which 94.4% is undeveloped. At December 31, 2006, our estimated net proved reserves were 16 million barrels of oil equivalent (MMBOE).

Historically, our operations have been concentrated in the Paris Basin in France and in south central onshore Turkey and offshore Turkey in the Black Sea. These two regions accounted for 86.9% of our total proved reserves as of December 31, 2006 and approximately 69% of our total production for the year ended December 31, 2006.

We were organized under the laws of the State of Delaware in 1951. We were formerly known as Toreador Royalty Corporation.

As used in this prospectus, the term currently means July 23, 2007.

Our Properties

Turkey

We established our initial position in Turkey at the end of 2001 through the acquisition of Madison Oil Company. In Turkey, we currently hold interests in 31 exploration and three exploitation permits covering approximately 2.5 million net acres. Our exploration and development program focuses on the following areas:

•	Western Black Sea Permits. We currently are the operator and hold a 36.75% working interest in the Western Black Sea permits, which cover approximately 962,000 gross acres.

•	South Akcakoca Sub-Basin. The South Akcakoca sub-basin is an area of approximately 50,000 acres located in the Western Black Sea, offshore Turkey. We discovered gas in September 2004 with the Ayazli-1 well and since that time have drilled twelve additional successful delineation wells. The Cayagzi-1 and Kuzey Akkaya-1 delineation wells were drilled to total depth and did not encounter hydrocarbons, and were plugged and abandoned. During 2006, we drilled seven development wells, Dogu

Ayazlý-1, Akkaya-2, Dogu Ayazlý-2, Akkaya-3, Bayhanlý-1, Akcakoca-3 and Akcakoca-4, three of which required a floating rig, and completed the first phase of pipeline and facility construction with first production commencing in May 2007. The first phase of infrastructure development included: setting up three production platforms; laying a sub-sea pipeline; constructing the onshore processing facility for the entire sub-basin development; and constructing the onshore pipeline to tie into the national pipeline operated by the Turkish national gas utility.

•	Eregli Sub-Basin. The Eregli sub-basin is an area of approximately 75,000 acres located in the Western Black Sea, offshore Turkey. We acquired approximately 325 km. high resolution 2D marine seismic survey on the permit in preparation for an exploration program.

•	Thrace Black Sea Permits. The Thrace Black Sea permits are located offshore Turkey in the Black Sea between Bulgarian waters and the Bosporus Straits. We are the operator and hold a 50% working interest in the permit covering 422,000 net acres. In June 2005, HEMA Endustri A.S., a Turkish-based conglomerate, agreed to pay 100% of the first $1.5 million of the geophysical and exploration costs on this acreage in exchange for an option for a 50% interest in this permit. In 2006, we completed approximately 1500 km. 2D marine seismic program and we are currently evaluating the seismic to pick the first drilling location. The first wells on the Thrace Black Sea permits will be drilled in 2007.

•	Central Black Sea Permit. In January 2005, the Turkish government awarded us two additional Black Sea permits located in shallow waters offshore central Turkey comprising approximately 233,000 acres. We intend to acquire 240 km. of 2D marine seismic survey in 2007, and we will then conduct a full analysis of existing technical data on these two permits in which we hold a 100% working interest.

•	Eastern Black Sea Permit. We have an exploration permit on three blocks in the Black Sea offshore Turkey in the coastal waters to the west northwest of the city of Trabzon. The three blocks total approximately 357,062 acres. We are the operator of and hold 100% working interest in this permit. In early 2007, we completed approximately 90 km. of total 230 km. 2D marine seismic program in 2006. The rest of the program will be completed in mid-2007.

•	Buyukdag Permits. The Buyukdag permits cover approximately 39,450 acres located in Eastern Turkey in which we hold 100% working interest. We have already initiated re-processing of existing 2D seismic data in the permit area and plan to acquire approximately 300 km. 2D onshore seismic survey in 2007.

•	Southeast Turkey Permits.

Bakuk — Onshore in southeast Turkey, at the Syrian border, we were recently granted an exploration permit on one block of approximately 95,897 acres. The block is west of some existing oil and gas fields. We are operator of and hold 100% working interest in this permit. We are reprocessing all 2D seismic data which were acquired by the previous operator prior to drilling an exploration well in the permit area.

Van — The Van permit area is surrounded by other prolific oil fields in southeast Turkey and it covers approximately 965,000 acres. We are currently gathering geological and geophysical data to define prospective structures. We are the operator of and hold a 100% working interest in this permit.

Hungary

We established our initial position in Hungary in June 2005 through the acquisition of Pogo Hungary Ltd. from Pogo Producing Company for $9 million. We currently hold an interest in one exploration permit covering two blocks aggregating approximately 764,000 net acres.

•	Szolnok Block. Two gas wells were drilled by the previous operator in the Szolnok Block, each of which initially tested at over 4 Mmcf per day. We expect to construct a gas processing facility and tie-in pipeline for such wells in 2007, once a gas contract has been concluded. A review of the extensive 2D and 3D seismic surveys, conducted by the prior owner, delineated multiple prospects of which one was drilled in June of 2006. This well was a geophysical and geological success however the inert content exceeded the economic threshold and, therefore, the well was subsequently plugged and abandoned. The necessary permits and drilling applications are currently being prepared which should enable the drilling of several additional prospects, each of which is testing a variety of features and concepts — stratigraphic and structural in nature.

•	Tompa Block. Three exploratory wells and two re-entries were undertaken in the southern Tompa Block prospect. The exploration wells failed to encounter commercial hydrocarbons; however, the data and knowledge gained in the exploration process have escalated several leads to the prospect category. The necessary applications are also being prepared which should enable these prospects to be drilled in the late 2007 or early 2008 timeframe. Plans to tie-in the two completed re-entry wells are progressing and first production from the Tompa Block is expected in early 2008. Negotiations for the oil and gas sale contract are well advanced.

Romania

We established our initial position in Romania in early 2003 through the award of an exploration permit in the Viperesti block. We hold a 100% interest in one rehabilitation and two exploration permits covering approximately 625,000 acres.

•	Viperesti Permit. We currently are the operator and hold 100% of this exploration permit, covering approximately 324,000 acres. In December 2006, we spudded the first exploratory well on this prospect the Naeni #2 bis and in January the well was plugged and abandoned. In February 2007, we spudded the second well, the Naeni #6 well, which was drilled to a total depth of 1,657 meters and was plugged and abandoned as a dry hole after logging. The third well in a multi-well exploration program planned for 2007 and 2008, the Lapos-2, was spudded in the Company’s Viperesti block in April and was plugged and abandoned as a dry hole.

•	Moinesti Permit. We are the operator and hold 100% of this exploration permit, covering approximately 300,000 acres.

•	Fauresti Rehabilitation Permit. We are the operator and hold 100% of this rehabilitation permit. During 2006 we completed the production facility and are currently producing approximately 2.1 Mmcfd of natural gas and 36 Bbls of condensate per day.

France

We established our initial position in France at the end of 2001 through the acquisition of Madison Oil Company. We hold interests in permits covering five producing oil fields in the Paris Basin on approximately 24,200 net acres as well as three exploration permits covering approximately 232,200 net acres.

•	Charmottes Field. We hold a 100% working interest and operate the permit covering the Charmottes Field, which currently has 9 producing oil wells. The field is produced from two separate reservoirs, one at 1500 meters (4,500 feet) in the fractured limestone of the Dogger and the second one from the Triassic sandstones at 2500 meters (7,500 feet) in the Donnemarie formation. Production is approximately 200 BOPD from both reservoirs.

•	Neocomian Complex. Pursuant to two exploitation permits, we operate and hold a 100% working interest in the permits covering the Neocomian Fields, that is comprised of a group of four oil fields. The complex currently has 86 producing oil wells and production is approximately 920 BOPD.

•	Courtenay Permit. We hold a 100% working interest and are the operator of this permit covering approximately 183,000 net acres which surrounds the Neocomian Fields. An exploration well was drilled in February 2007 and was plugged and abandoned.

•	Nemours Permit. We hold a 33 1/2% working interest in this permit covering approximately 15,700 net acres which is operated by Lundin Petroleum AB.

•	Aufferville Permit. We hold a 100% working interest and operate this permit covering approximately 33,100 acres. An exploration well was drilled in April 2007 that did not encounter commercial hydrocargon and was declared a dry hole.

United States

We hold non-operating working interests in 977 gross wells (51 net wells) primarily in Texas, Oklahoma, New Mexico, Kansas and Louisiana. On June 14, 2007, our board of directors authorized management to sell our United States working interests by December 31, 2007.

Our Strategy

Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.

We seek to:

•	Target under-explored basins in international regions. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas. We focus on countries where we can establish large acreage positions that we believe offer multi-year investment opportunities and concentrate on prospects where extensive geophysical and geological data is available. Currently, we have operations in Turkey, Hungary, Romania and France. We believe our concentrated and extensive acreage positions have allowed us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale.

•	Maintain a deep inventory of drilling prospects. Our South Akcakoca sub-basin gas project is located on approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permits. It is the only area we have explored within these permits and we believe there are significant additional drilling opportunities within and outside of the South Akcakoca sub-basin. Similarly, we believe our Hungarian and Romanian positions offer multi-year drilling opportunities.

•	Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.

•	Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to approximately one-half of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As deemed appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.

•	Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.

•	Leverage experienced management, local expertise and technical knowledge. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of exploration and development experience in over 40 countries. Additionally, we have an extensive team of technical experts and many of these experts are nationals in the countries in which we operate. We believe this provides us with local expertise in our countries of operations.

Recent Developments

Resignation of Chief Financial Officer — Our Chief Financial Officer, Douglas W. Weir, resigned effective June 1, 2007 to pursue other interests. His duties were assumed by Nigel J. Lovett, our President and Chief Executive Officer, with regard to the relationships with commercial and investment banks, and Charles J. Campise, our Vice President-Finance & Accounting and Chief Accounting Officer who is our principal financial officer.

2007 Private Placement — On March 23, 2007, we issued an aggregate of 2,710,843 shares of our common stock to six institutional investors for an aggregate purchase price of $45 million. On April 23, 2007, two of the six institutional investors exercised warrants to acquire an additional 326,104 shares of our common stock for an aggregate purchase price of $5,413,326.

Update on current operations

•	Turkey — Two new gas discoveries, the Guluc-1 well, flowed approximately 17 million cubic feet of gas per day through a 48/64-inch choke at a flowing pressure of approximately 1,180 psi. and the Alapli-1 well tested approximately 6.8 million cubic feet of gas per day through a 32/64-inch choke at a flowing pressure of 1,064 psi.

The first two production platforms in the first phase of development of the South Akcakoca Sub-basin are in place and gas from the Akkaya platform has been delivered ashore with first gas sales occurring from the onshore production facility beginning on May 21, 2007.

The Alapli-1 well, which lies just outside the South Akcakoca Sub-basin but within the Toreador-TPAO-Stratic joint venture area, yielded a final test result of approximately 7 million cubic feet of gas per day from 15 meters of perforations. The three zones were between 1,068 and 1,242 meters true vertical depth in the Eocene-age Kusuri formation. The final test was a commingled flow from all three zones through a 32/64-inch choke with a flowing pressure of approximately 1,080 psi.

•	France — The St. Loup D’Ordon-1 exploration well was drilled to test a Neocomian channel sand to the northeast of Toreador’s Neocomian Field Complex in the Paris Basin. The well did not encounter commercial hydrocarbons and has been plugged and abandoned.

•	Romania — The Naeni-6 and Naeni-2 Bis wells were declared dry holes. The Lapos-2 exploration well was spudded in April and was plugged and abandoned as a dry hole.

Our principal executive offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is (214) 559-3933. Our website is located at http://www.toreador.net.

The Offering

Common stock outstanding before the offering	19,387,126 shares. (1), (2)

Common stock offered by selling stockholders	3,036,947 shares.

Common stock to be outstanding after the offering	19,387,126 shares. (1), (2)

Use of proceeds	We will not receive any proceeds from sales made by the selling stockholders.

Nasdaq Global Market Symbol	TRGL

Forward-Looking Statements	This prospectus contains forward-looking statements that address, among other things, our strategy to develop our business, projected capital expenditures, liquidity, and our development of additional revenue sources. The forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions. We base these forward-looking statements on information currently available to us, and we assume no obligation to update them. Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors.

Risk Factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled “Risk Factors” beginning on page 7 of this prospectus.

(1)	Includes 3,036,947 shares of common stock currently outstanding.

(2)	Does not include 98,760 shares of common stock issuable upon exercise of currently outstanding warrants, 374,870 shares of common stock issuable upon exercise of currently outstanding stock options or 450,000 shares of common stock issuable upon conversion of 72,000 shares of Series A-1 Convertible Preferred Stock.

RISK FACTORS

Our business involves a high degree of risk.  Potential investors should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock.

Risks Related to Our Company

Our growth depends on our ability to obtain additional capital and we may not be able to obtain sufficient additional capital to grow our business.

Effectuation of our business strategy will require substantial capital expenditures. In order to fund our future growth, we will need to obtain additional capital. The amount and timing of our future capital requirements will depend upon a number of factors, including:

•	drilling results and costs;

•	transportation costs;

•	equipment costs and availability;

•	marketing expenses;

•	oil and natural gas prices;

•	requirements and commitments under existing permits;

•	staffing levels and competitive conditions; and

•	any purchases or dispositions of assets.

Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Our failure or inability to obtain any required additional financing on favorable terms could materially and adversely affect our growth, cash flow and earnings, including our ability to meet our capital expenditures budgets.

Our projected capital expenditures budget for 2007 is estimated at $81.5 million.

On December 28, 2006, we entered a loan and guarantee agreement with International Finance Corporation for our operations in Turkey and Romania. The loan and guarantee agreement provides for two separate facilities, the first of which is the $10 million facility which is unsecured and the second of which is the $25 million facility which is a secured revolving facility. The $25 million facility has a current maximum facility amount of $25 million which maximum facility amount will increase to $40 million when the total borrowing base amount exceeds $50 million.

We also have outstanding $86.25 million of Convertible Senior Notes due October 1, 2025.

At March 31, 2007, our debt to equity ratio was .64 to 1, and this ratio and our increased leverage may make it difficult for us to obtain additional funding, especially additional debt.

No assurance can be given that we will have the needed additional capital to fund our future growth under these facilities or from existing operations.

In addition, to the extent that we are not able to obtain additional capital by the incurrence of additional debt, we may need to issue additional equity. Any such issuance of equity could be materially dilutive to our outstanding equity and equity holders.

The terms of our indebtedness may restrict our ability to grow.

As noted above, our debt to equity ratio may limit our ability to obtain additional indebtedness. Additionally, our new loan and guarantee agreement with the International Finance Corporation restricts our ability to incur additional indebtedness because of financial ratios that we must meet.

Thus, we may not be able to obtain sufficient capital to grow our business, effectuate our business strategy and may lose opportunities to acquire interests in oil and natural gas properties or related businesses because of our inability to fund such growth.

Our ability to comply with the restrictions and covenants of our indebtedness in the future is uncertain and is affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants could result in a default, which could permit the lender to accelerate repayments and foreclose on the collateral securing the indebtedness.

Any additional future indebtedness may limit our financial and operating flexibility in a manner similar to and potentially more restrictive than the facilities discussed above.

Acquisition prospects may be difficult to assess and may pose additional risks to our operations.

On a consistent basis, we evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. In particular, we pursue acquisitions of businesses or interests that will complement and allow us to expand our exploration activities; however, currently, we have no binding commitments related to any acquisitions. The successful acquisition of interests in oil and natural gas properties requires an assessment of:

•	recoverable reserves;

•	exploration potential;

•	future oil and natural gas prices;

•	operating costs;

•	potential environmental and other liabilities and other factors; and

•	permitting and other environmental authorizations required for our operations.

In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are necessarily inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. As a result, acquired properties may prove to be worth less than we pay for them.

Future acquisitions could pose numerous additional risks to our operations and financial results, including:

•	problems integrating the purchased operations, personnel or technologies;

•	unanticipated costs;

•	diversion of resources and management attention from our core business;

•	entry into regions or markets in which we have limited or no prior experience; and

•	potential loss of key employees, particularly those of any acquired organization.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do.

We operate in the highly competitive areas of oil and natural gas exploration, development, production, leasing, and acquisition activities. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil and natural gas companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Our business exposes us to liability and extensive regulation on environmental matters.

Our operations are subject to numerous federal, state, local and foreign laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations not only expose us to liability for our own negligence, but may also expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time those actions were taken. We may incur significant costs as a result of environmental accidents, such as oil spills, natural gas leaks, ruptures, or discharges of hazardous materials into the environment, including clean-up costs and fines or penalties. Additionally, we may incur significant costs in order to comply with environmental laws and regulations and may be forced to pay fines or penalties if we do not comply.

A significant portion of our operations is conducted in Turkey, Hungary, Romania and France. Therefore, we are subject to political and economic risks and other uncertainties.

We have international operations and are subject to the following foreign issues and uncertainties that can affect our operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	laws and policies of the United States affecting foreign trade, taxation and investment;

•	the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Terrorist activities may adversely affect our business.

Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States or any other country in which we hold interests, may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We are highly dependent upon key personnel.

Our continued success is dependent to a significant degree upon the services of our executive officers and upon our ability to attract and retain qualified personnel who are experienced in the various phases of our business. Although we recently replaced G. Thomas Graves III when he resigned in January 2007 with Nigel Lovett and Nigel Lovett and Charles Campise have assumed the duties of our former Chief Financial Officer, Douglas Weir, when he resigned effective June 1, 2007, there can be no assurance that if we lose the services of one or more of our other executive officers, that we will be able to attract and retain qualified management, geologists, geophysicists and other technical personnel. If we are unable to attract and retain qualified management, including a chief financial officer, geologists, geophysicists and other technical personnel, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected.

Our marketing of oil and natural gas production principally depends upon facilities operated by others, and these operations may change and have a material adverse effect on our marketing.

Our marketing of oil and natural gas production principally depends upon facilities operated by others. The operations of those facilities may change and have a material adverse effect on our marketing of oil and natural gas production. In addition, we rely upon third parties to operate many of our properties and may have no control over the timing, extent and cost of development and operations. As a result of these third-party operations, we cannot control the timing and volumes of production. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Our access to transportation options also can be affected by U.S. federal and state regulation and foreign regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the financial impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas.

We may not be able to renew our permits or obtain new ones which could reduce our proved reserves.

We do not hold title to properties in Turkey, Hungary, Romania and France, but have exploration and exploitation permits granted by these countries’ respective governments. Approximately 35% of our proved reserves as of December 31, 2006 are estimated to be recovered after the expiration of the applicable permit. There can be no assurance that we will be able to renew any of these permits when they expire, convert exploration permits into exploitation permits or obtain additional permits in the future. If we cannot renew some or all of these permits when they expire or convert exploration permits into exploitation permits, we will not be able to include the proved reserves associated with the permit.

Since we do not hold title to our foreign properties but rather hold exploitation and exploration permits granted to us by the applicable foreign governments, the Securities and Exchange Commission may require that a certain portion of proved reserves associated with these permits not be included in our proved reserves.

Rather than holding title to our foreign properties, we hold exploitation and exploration permits that have been granted to us for a specific time period by the applicable foreign governments. We must apply to have these permits renewed and extended in order to continue our exploration and development rights. Although we have always reported our proved reserves assuming that the permits will be extended in due course, the Securities and Exchange Commission may take the view that our ability to renew and extend our permits past their current expiration dates is not sufficiently certain such that we should not include the reserves that may be produced post expiration in our total proved reserves. Although we have previously been able to provide support to the Securities and Exchange

Commission regarding the likelihood of extension, no assurance can be given that the Securities and Exchange Commission will allow us to continue to include these additional reserves in our proved reserves.

Any future hedging activities may require us to make significant payments that are not offset by sales of production and may prevent us from benefiting from increases in oil or natural gas prices.

Although we are not currently a party to a hedging transaction, occasionally we may reduce our exposure to the volatility of oil and natural gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the counterparty to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we will be required to pay the counterparty this difference multiplied by the quantity hedged. In such case, we will be required to pay the difference regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging also could prevent us from receiving the full advantage of increases in oil or natural gas prices above the fixed amount specified in the hedge.

Our operations are subject to currency fluctuation risks.

We currently have operations involving the U.S. dollar, Euro, New Turkish Lira, Forint and Romanian Lei. We are subject to fluctuations in the value of the U.S. dollar as compared to the Euro, New Turkish Lira, Forint and Romanian Lei respectively. These fluctuations may adversely affect our results of operations.

We cannot rely on the results of our non-core assets in the future.

Currently, we have an equity investment in a technology-related businesses that, although related to the energy industry, is not part of our core strategy. Although we have obtained a return on our initial investment and have received earnings from this investment during various periods and recently converted $500,000 of our investment into convertible preferred stock, there can be no assurance that we will be able to obtain any future returns from this investment. Additionally, this investment is subject to the risks associated generally with technology-related industries, including obsolescence, competition, concentration and the inability to obtain the necessary capital for future growth.

Failure to maintain effective internal controls could have a material adverse effect on our operations and our stock price.

We are subject to Section 404 of the Sarbanes-Oxley Act which requires an annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing our internal controls and management’s assessment. Effective internal controls are necessary for us to produce reliable financial reports. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial reports, our business decision process may be adversely affected, our business and operating results could be harmed, we could be deemed in violation of our lending covenants, investors could lose confidence in our reported financial information and the price of our stock could decrease.

During the evaluation of disclosure controls and procedures for the year ended December 31, 2006, we concluded that our disclosure controls and procedures were not effective in reaching a reasonable level of assurance of achieving management’s desired controls and procedures objectives and that we had material weaknesses in our internal control over financial reporting. For the quarter ended March 31, 2007, we concluded that our disclosure controls and procedures were not effective, in reaching a reasonable level of assurance of achieving management’s desired controls and procedures objectives and that we had internal weaknesses in our internal control over financial reporting. There is no guarantee that we will be able to resolve these material weaknesses or avoid having other material weaknesses in the future.

We are subject to penalty payments on the registration statement covering the Convertible Senior Notes.

The registration rights agreement covering the Convertible Senior Notes provides for a penalty if the registration statement is filed and declared effective but thereafter ceases to be effective (a “Suspension Period”) for an aggregate of forty-five (45) days in any three month period or ninety (90) days in any twelve month period (an “Event Date”). Such penalty calls for an additional 0.25% per annum in interest expense on the aggregate principal amount of the Convertible Senior Notes for the first ninety (90) days following an Event Date and an additional 0.50% per annum in interest expense on the aggregate principal amount of the Convertible Senior Notes thereafter, until such Suspension Period ends upon the registration statement again becoming effective. Because we did not file our Quarterly Report on Form 10-Q for the nine month period ended September 30, 2006 in a timely manner, the registration statement for the Convertible Senior Notes became ineffective and we entered a Suspension Period on November 15, 2006. Such Suspension Period ended on January 23, 2007 when we provided notice that the Form 10-Q had been filed and the Suspension Period was no longer in effect. Because the Suspension Period exceeded forty-five (45) days in any three month period, we paid approximately $14,375 in additional interest expense. Once we filed our Form 10-K for the year ended December 31, 2006 on March 16, 2007, we again entered a Suspension Period until we file and have declared effective an amendment to our registration statement on Form S-1. Because of the previous Suspension Period, we exceeded the ninety (90) days in any twelve month period on the twenty first (21st ) day following the filing of our Form 10-K and began to accrue additional interest as described above which will continue until we file and have declared effective an amendment to our registration statement on Form S-1.

Risks Related To Our Industry

A decline in oil and natural gas prices will have an adverse impact on our operations.

Our revenues, cash flows and profitability are substantially dependent upon prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Any significant or extended decline in oil or natural gas prices will have a material adverse effect on our business, financial condition and results of operations and could impair access to future sources of capital. Volatility in the oil and natural gas industry results from numerous factors over which we have no control, including:

•	the level of oil and natural gas prices, expectations about future oil and natural gas prices and the ability of international cartels to set and maintain production levels and prices;

•	the cost of exploring for, producing and transporting oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	domestic and foreign governmental regulation;

•	the level and price of foreign oil and natural gas transportation;

•	available pipeline and other oil and natural gas transportation capacity;

•	weather conditions;

•	international political, military, regulatory and economic conditions;

•	the level of consumer demand;

•	the price and the availability of alternative fuels;

•	the effect of worldwide energy conservation measures; and

•	the ability of oil and natural gas companies to raise capital.

Significant declines in oil and natural gas prices for an extended period may:

•	impair our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically ;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow; and

•	reduce the carrying value of our oil and natural gas properties.

No assurance can be given that current levels of oil and natural gas prices will continue. We expect oil and natural gas prices, as well as the oil and natural gas industry generally, to continue to be volatile.

Continued financial success depends on our ability to replace our reserves in the future.

Our future success as an oil and natural gas producer depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are profitable. Oil and natural gas are depleting assets, and production from oil and natural gas from properties declines as reserves are depleted with the rate of decline depending on reservoir characteristics. If we are unable to conduct successful exploration or development activities or acquire properties containing proved reserves, our proved reserves generally will decline as the reserves are produced, and our level of production and cash flows will be adversely affected. Replacing our reserves through exploration or development activities or acquisitions will require significant capital which may not be available to us.

We face numerous risks in finding commercially productive oil and natural gas reservoirs.

Our drilling will involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment.

In addition, any use by us of 3D seismic and other advanced technology to explore for oil and natural gas requires greater pre-drilling expenditures than traditional drilling methodologies. While we use advanced technology in our operations, this technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible.

In addition, as a “successful efforts” company, we account for unsuccessful exploration efforts, i.e., the drilling of “dry holes,” as an expense of operations which impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and could cause our earnings to be volatile from period to period.

We are exposed to operating hazards and uninsured risks.

As noted by the fact that in 2005 we incurred two separate incidents, in offshore Turkey in the Black Sea, which resulted in the loss of two caissons and three wells, our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fire, explosions and blowouts;

•	pipe failure;

•	abnormally pressured formations; and

•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

These events may result in substantial losses to us from:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation;

•	penalties and suspension of operations; and

•	attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure investors that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations. We carry well control insurance for our drilling operations. Our coverage includes blowout protection and liability protection on domestic and international wells.

The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Reserve estimates depend on many assumptions that may turn out to be inaccurate.

Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Investors should not assume that the pre-tax net present value of our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.

Risks Related To Our Common Stock

Our stock’s public trading price has been volatile, which may depress the trading price of our common stock.

Our stock price is subject to significant volatility. Overall market conditions, in addition to other risks and uncertainties described in this “Risk Factors” section and elsewhere in this prospectus, may cause the market price of our common stock to fall. We participate in a price sensitive industry, which often results in significant volatility in the market price of common stock irrespective of company performance. As a result, our high and low closing stock prices for the twelve months ended July 20, 2007 were $27.98 and $13.25, respectively. Fluctuations in the price of our common stock may be exacerbated by conditions in the energy and oil and natural gas industries or conditions in the financial markets generally.

Our common stock is quoted on the Nasdaq Global Market under the symbol “TRGL.” However, daily trading volumes for our common stock are, and may continue to be, relatively small compared to many other publicly traded securities. It may be difficult for investors to sell their shares of common stock in the public market at any given time at prevailing prices, and the price of our common stock may, therefore, be volatile.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:

•	current events affecting the political, economic and social situation in the United States and other countries where we operate;

•	trends in our industry and the markets in which we operate;

•	litigation involving or affecting us;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings by us or our competitors;

•	quarterly variations in operating results;

•	volatility in exchange rates between the US dollar and the currencies of the foreign countries in which we operate;

•	the operating and stock price performance of other companies that investors may consider to be comparable; and

•	purchases or sales of blocks of our securities.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could significantly depress the price of our common stock.

A large percentage of our common stock is owned by our officers and directors, and such stockholders may control our business and affairs.

At July 20, 2007, our executive officers and directors as a group beneficially owned approximately 22.27% of our common stock (including shares issuable upon exercise of stock options or warrants held by officers and directors and upon conversion of our Series A-1 Convertible Preferred Stock held by directors and affiliates of certain directors). Due to their large ownership percentage interest, they may be able remain entrenched in their positions.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding shares of preferred stock and our loan and guarantee agreement with the International Finance Corporation restrict our ability to pay dividends on our common stock.

We may issue equity securities in the future which may depress the trading price of our common stock and may dilute the interests of our existing stockholders.

Future sales or issuances of common stock or the issuance of securities senior to our common stock may depress the trading price of our common stock.

Any issuance of equity securities, including the issuance of shares upon conversion of the Convertible Senior Notes, could dilute the interests of our existing stockholders and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options, or upon conversion of preferred stock or debentures, or for other reasons. As of July 20, 2007, there were:

•	374,870 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $5.21 per share, of which options to purchase 361,536 shares were exercisable;

•	98,760 shares of our common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $19.81 per share, all of which were exercisable;

•	450,000 shares of our common stock issuable upon conversion of our Series A-1 Convertible Preferred Stock, at a conversion rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments for stock splits, stock dividends, mergers or assets distributions);

•	2,014,766 shares of our common stock issuable upon conversion of our Convertible Senior Notes; and

•	281,020 shares of our common stock available for future grant under our equity incentive plan.

Our leverage may harm our financial condition and results of operations.

Our total consolidated long-term debt as of March 31, 2007 was approximately $121.25 million and represented approximately 64.4% of our total capitalization as of that date. Our level of indebtedness could have important consequences to investors, because:

•	it could affect our ability to satisfy our payment obligations under our indebtedness;

•	a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may impair our ability to compete with companies that are not as highly leveraged;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Provisions in our charter documents, the indenture for the Convertible Senior Notes and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to holders of our common stock.

If a “change in control” (as defined in the indenture for the Convertible Senior Notes ) occurs, holders of the Convertible Senior Notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of certain “fundamental changes” (as defined in the indenture for the Convertible Senior Notes), we also may be required to increase the conversion rate applicable to notes surrendered for conversion upon the fundamental change. In addition, the indenture for the Convertible Senior Notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions, including the provisions of our charter documents and Delaware law, could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to holders of our common stock or the notes.

Certain provisions of our charter documents may adversely impact our stockholders.

Our charter documents provide our board of directors the right to issue preferred stock upon such terms and conditions as it deems to be in our best interests. The terms of such preferred stock may adversely impact the dividend and liquidation rights of the common stockholders without the approval of the common stockholders.

FORWARD-LOOKING STATEMENTS

Information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	Our future financial and operating performance and results;

•	Our business strategy;

•	Market prices;

•	Sources of funds necessary to conduct operations and complete acquisitions;

•	Development costs;

•	Our plans and forecasts;

•	Fluctuations in prices of oil and natural gas;

•	Demand for oil and natural gas;

•	Losses due to current or future litigation;

•	Risks associated with drilling and operating wells;

•	General economic conditions;

•	Governmental regulations;

•	Hedging results;

•	Events similar to September 11, 2001; and

•	Fluctuations in interest rates.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The phone number is 1-800-732-0330. In addition, the Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facility maintained by the Securities and Exchange Commission at the address set forth above, and copies of all or any part of the registration statement may be obtained from such office upon payment of the fees prescribed by the Securities and Exchange Commission. In addition, the registration statement may be accessed at the Securities and Exchange Commission’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge on our website athttp://www.toreador.net as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the Securities and Exchange Commission.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our shares of common stock, par value $.15625 per share, are traded on the Nasdaq Global Market under the trading symbol “TRGL.” The following table sets forth the high and low sale prices per share for the common stock for each quarterly period during the past two calendar years as reported by Nasdaq Global Market (previously known as the Nasdaq National Market) based upon quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On July 20, 2007 the closing sale price on the Nasdaq Global Market was $13.87.

	High	Low

2007:
Third quarter (through July 20, 2007)	$15.71	$13.85
Second quarter	19.41	12.44
First quarter	28.29	17.42
2006:
Fourth quarter	$27.95	$16.83
Third quarter	28.84	16.52
Second quarter	34.53	24.08
First quarter	32.44	20.81
2005:
Fourth quarter	$35.74	$20.09
Third quarter	37.25	23.78
Second quarter	26.86	14.80
First quarter	27.32	17.05

Holders

As of July 20, 2007, there were 19,387,126 shares of common stock outstanding and held of record by approximately 740 holders (inclusive of those brokerage firms, clearing houses, banks and other nominee holders, holding common stock for clients, with all such nominees being considered as one holder).

Dividends

Dividends on the common stock may be declared and paid out of funds legally available when and as determined by our board of directors. Our board of directors plans to continue our policy of holding and investing corporate funds on a conservative basis, retaining earnings to finance the growth of our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of our Series A-1 Convertible Preferred Stock prohibit us from paying dividends on the common stock without the approval of the holders of a majority of the then outstanding shares of the Series A-1 Convertible Preferred Stock. In addition, the terms of the loan and guarantee agreement with the International Finance Corporation restrict our ability to pay dividends to only those required by law and on the Series A-1 Convertible Preferred Stock.

Dividends on our Series A-1 Convertible Preferred Stock are paid on a quarterly basis per the terms of such series. Cash dividends totaling $162,000, $186,000 and $714,000 were paid for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, respectively, on the Series A-1 Convertible Preferred Stock. On December 31, 2004, 6,000 shares of Preferred Stock were converted into 37,500 common shares. On February 22, 2005, 82,000 shares of the Series A-1 Convertible Preferred Stock were exchanged into 532,664 common shares. Future dividends are anticipated to be paid in cash only at a quarterly rate of $0.5625 per share of Series A-1 Convertible Preferred Stock. On July 20, 2007, there were 72,000 shares of Series A-1 Convertible Preferred Stock outstanding.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2006 with respect to compensation plans under which shares of our common stock may be issued.

Number of
Securities
Remaining
Available for
Future Issuance
	Number of		Weighted-	Under Equity
	Securities to be		Average	Compensation
	Issued Upon		Exercise	Plans
	Exercise of		Price of	(Excluding
	Outstanding		Outstanding	Securities
	Options,		Options,	Reflected in the
	Warrants and		Warrants	First
Plan Category	Rights		and Rights	Column)(1)

Equity compensation plans approved by security holders	673,870		$5.13	541,823	(2)
Equity compensation plans not approved by security holders	98,760	(3)	$19.82	—
Total	772,630		$7.01	541,823

(1)	Pursuant to the Agreement and Plan of Merger dated as of October 3, 2001 relating to the acquisition of Madison Oil Company, certain warrants of Madison Oil Company became warrants to acquire common stock of Toreador. As of December 31, 2006, there were warrants outstanding exercisable into 6,490 shares of Toreador common stock with a weighted-average exercise price of $7.08.

(2)	Of the 541,823 shares available for future issuance, 421,615 shares are available under the 2005 Long-Term Incentive Plan which permit the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards.

(3)	Natexis Banques Populaires has a warrant dated July 11, 2005 to purchase 50,000 shares of Toreador common stock at any time on or prior to December 23, 2009 at an exercise price of $27.40 per share. Mr. Lovett has a warrant dated July 22, 2004 to purchase 12,800 shares of Toreador common stock at any time on or prior to July 22, 2009 at an exercise price of $8.20 per share. Mr. Rich Brand has a warrant originally dated July 22, 2004 to purchase 23,600 shares of Toreador common stock at any time on or prior to July 22, 2009 at an exercise price of $8.20 per share. Mr. Brent Tabor has a warrant originally dated January 31, 2001 to purchase 2,360 shares of Toreador common stock at any time on or prior to September 1, 2010 at an exercise price of $5.37 per share. ParCon Consulting has a warrant dated January 3, 2006 to purchase 10,000 shares of Toreador Common stock at any time on or prior to January 3, 2011 at an exercise price of $27.65.

CAPITALIZATION

The following table sets forth our unaudited audited capitalization at March 31, 2007:

•	On an actual basis; and

•	On an adjusted basis to give effect to the sale of an aggregate of 326,104 shares of our common stock on April 23, 2007.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes for the quarter ended March 31, 2007 which are included herein.

	At March 31, 2007
	Actual	As Adjusted
	(In thousands)
	(Unaudited)	(Unaudited)

Cash and cash equivalents	$32,891	$38,020
Stockholders’ equity:
Preferred stock, Series A-1, $1.00 par value, 4,000,000 shares authorized; liquidation preference of $1,800; 72,000 shares issued	72	72
Common Stock, $0.15625 par value, 30,000,000 shares authorized; 19,681,449 shares issued; and 20,007,553 shares issued, as adjusted	3,075	3,126
Additional paid in capital	156,858	161,936
Retained earnings	23,109	23,109
Accumulated other comprehensive income	7,552	7,552
Treasury stock at cost:
721,027 shares	(2,534)	(2,534)
Total stockholders’ equity	$188,132	$193,261

BUSINESS AND PROPERTIES

Introduction

We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical and geological data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.

We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2006, we held interests in approximately 5.5 million gross acres and approximately 4.2 million net acres, of which 94.4% is undeveloped. At December 31, 2006, our estimated net proved reserves were 16 MMBOE.

Historically, our operations have been concentrated in the Paris Basin in France and in south central onshore Turkey and offshore Turkey in the Black Sea. These two regions accounted for 86.9% of our total proved reserves as of December 31, 2006 and approximately 69% of our total production for the year ended December 31, 2006.

We were organized under the laws of the State of Delaware in 1951. We were formerly known as Toreador Royalty Corporation.

Our Properties

Turkey

We established our initial position in Turkey at the end of 2001 through the acquisition of Madison Oil Company. In Turkey, we currently hold interests in 31 exploration and three exploitation permits covering approximately 2.5 million net acres. Our exploration and development program focuses on the following areas:

•	Western Black Sea Permits. We currently are the operator and hold a 36.75% working interest in the Western Black Sea permits, which cover approximately 962,000 gross acres.

•	South Akcakoca Sub-Basin. The South Akcakoca sub-basin is an area of approximately 50,000 acres located in the Western Black Sea, offshore Turkey. We discovered gas in September 2004 with the Ayazli-1 well and since that time have drilled twelve additional successful delineation wells. The Cayagzi-1 and Kuzey Akkaya-1 delineation wells were drilled to total depth and did not encounter hydrocarbons, and were plugged and abandoned. During 2006, we drilled seven development wells, Dogu Ayazlý-1, Akkaya-2, Dogu Ayazlý-2, Akkaya-3, Bayhanlý-1, Akcakoca-3 and Akcakoca-4, three of which required a floating rig, and completed the first phase of pipeline and facility construction with first production to begin in the second quarter of 2007. The first phase of infrastructure development included: setting up three production platforms; laying a sub-sea pipeline; constructing the onshore processing facility for the entire sub-basin development; and constructing the onshore pipeline to tie into the national pipeline operated by the Turkish national gas utility with first gas sales occurring on May 21, 2007.

•	Eregli Sub-Basin. The Eregli sub-basin is an area of approximately 75,000 acres located in the Western Black Sea, offshore Turkey. We acquired approximately 325 km. high resolution 2D marine seismic survey on the permit in preparation for an exploration program.

•	Thrace Black Sea Permits. The Thrace Black Sea permits are located offshore Turkey in the Black Sea between Bulgarian waters and the Bosporus Straits. We are the operator and hold a 50% working interest in the permit covering 422,000 net acres. In June 2005, HEMA Endustri A.S., a Turkish-based conglomerate, agreed to pay 100% of the first $1.5 million of the geophysical and exploration costs on this acreage in exchange for an option for a 50% interest in this permit. In 2006, we completed approximately 1500 km.

2D marine seismic program and we are currently evaluating the seismic to pick the first drilling location. The first wells on the Thrace Black Sea permits will be drilled in 2007.

•	Central Black Sea Permit. In January 2005, the Turkish government awarded us two additional Black Sea permits located in shallow waters offshore central Turkey comprising approximately 233,000 acres. We intend to acquire 240 km. of 2D marine seismic survey in 2007, and we will then conduct a full analysis of existing technical data on these two permits in which we hold a 100% working interest.

•	Eastern Black Sea Permit. We have an exploration permit on three blocks in the Black Sea offshore Turkey in the coastal waters to the west northwest of the city of Trabzon. The three blocks total approximately 357,062 acres. We are the operator of and hold 100% working interest in this permit. In early 2007, we completed approximately 90 km. of total 230 km. 2D marine seismic program in 2006. The rest of the program will be completed in mid-2007.

•	Buyukdag Permits. The Buyukdag permits cover approximately 39,450 acres located in Eastern Turkey in which we hold 100% working interest. We have already initiated re-processing of existing 2D seismic data in the permit area and plan to acquire approximately 300 km. 2D onshore seismic survey in 2007.

•	Southeast Turkey Permits.

Bakuk — Onshore in southeast Turkey, at the Syrian border, we were recently granted an exploration permit on one block of approximately 95,897 acres. The block is west of some existing oil and gas fields. We are operator of and hold 100% working interest in this permit. We are reprocessing all 2D seismic data which were acquired by the previous operator prior to drilling an exploration well in the permit area.

Van — The Van permit area is surrounded by other prolific oil fields in southeast Turkey and it covers approximately 965,000 acres. We are currently gathering geological and geophysical data to define prospective structures. We are the operator of and hold a 100% working interest in this permit.

Hungary

We established our initial position in Hungary in June 2005 through the acquisition of Pogo Hungary Ltd. from Pogo Producing Company for $9 million. We currently hold an interest in one exploration permit covering two blocks aggregating approximately 764,000 net acres.

•	Szolnok Block. Two gas wells were drilled by the previous operator in the Szolnok Block, each of which initially tested at over 4 Mmcf per day. We expect to construct a gas processing facility and tie-in pipeline for such wells in 2007, once a gas contract has been concluded. A review of the extensive 2D and 3D seismic surveys, conducted by the prior owner, delineated multiple prospects of which one was drilled in June of 2006. This well was a geophysical and geological success however the inert content exceeded the economic threshold and, therefore, the well was subsequently plugged and abandoned. The necessary permits and drilling applications are currently being prepared which should enable the drilling of several additional prospects, each of which is testing a variety of features and concepts — stratigraphic and structural in nature.

•	Tompa Block. Three exploratory wells and two re-entries were undertaken in the southern Tompa Block prospect. The exploration wells failed to encounter commercial hydrocarbons; however, the data and knowledge gained in the exploration process have escalated several leads to the prospect category. The necessary applications are also being prepared which should enable these prospects to be drilled in the late 2007 or early 2008 timeframe. Plans to tie-in the two completed re-entry wells are progressing and first production from the Tompa Block is expected in early 2008. Negotiations for the oil and gas sale contract are well advanced.

Romania

We established our initial position in Romania in early 2003 through the award of an exploration permit in the Viperesti block. We hold a 100% interest in one rehabilitation and two exploration permits covering approximately 625,000 acres.

•	Viperesti Permit. We currently are the operator and hold 100% of this exploration permit, covering approximately 324,000 acres. In December 2006, we spudded the first exploratory well on this prospect the Naeni #2 bis and in January the well was plugged and abandoned. In February 2007, we spudded the second well, the Naeni #6 well, which was drilled to a total depth of 1,657 meters and was plugged and abandoned as a dry hole after logging. The third well in a multi-well exploration program planned for 2007 and 2008, the Lapos-2, was spudded in the Company’s Viperesti block in April and plugged and abandoned as a dry hole.

•	Moinesti Permit. We are the operator and hold 100% of this exploration permit, covering approximately 300,000 acres.

•	Fauresti Rehabilitation Permit. We are the operator and hold 100% of this rehabilitation permit. During 2006 we completed the production facility and are currently producing approximately 2.1 Mmcfd and 36 Bbls of condensate per day.

France

We established our initial position in France at the end of 2001 through the acquisition of Madison Oil Company. We hold interests in permits covering five producing oil fields in the Paris Basin on approximately 24,200 net acres as well as three exploration permits covering approximately 232,200 net acres.

•	Charmottes Field. We hold a 100% working interest and operate the permit covering the Charmottes Field, which currently has 9 producing oil wells. The field is produced from two separate reservoirs, one at 1500 meters (4,500 feet) in the fractured limestone of the Dogger and the second one from the Triassic sandstones at 2500 meters (7,500 feet) in the Donnemarie formation. Production is approximately 200 BOPD from both reservoirs.

•	Neocomian Complex. Pursuant to two exploitation permits, we operate and hold a 100% working interest in the permits covering the Neocomian Fields, that is comprised of a group of four oil fields. The complex currently has 86 producing oil wells and production is approximately 920 BOPD.

•	Courtenay Permit. We hold a 100% working interest and are the operator of this permit covering approximately 183,000 net acres which surrounds the Neocomian Fields. An exploration well was drilled in February 2007 and was plugged and abandoned.

•	Nemours Permit. We hold a 33 1/2% working interest in this permit covering approximately 15,700 net acres which is operated by Lundin Petroleum AB.

•	Aufferville Permit. We hold a 100% working interest and operate this permit covering approximately 33,100 acres. An exploration well was drilled in April 2007 that did not encounter commercial hydrocarbon and was declared a dry hole.

United States

We hold non-operating working interests in 977 gross wells (51 net wells) primarily in Texas, Oklahoma, New Mexico, Kansas and Louisiana. On June 14, 2007, our board of directors authorized management to sell our United States working interests by December 31, 2007.

Our Strategy

Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.

We seek to:

•	Target under-explored basins in international regions. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas. We focus on countries where we can establish large acreage positions that we believe offer multi-year investment opportunities and concentrate on prospects where extensive geophysical and geological data is available. Currently, we have operations in Turkey, Hungary, Romania and France. We believe our concentrated and extensive acreage positions have allowed us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale.

•	Maintain a deep inventory of drilling prospects. Our South Akcakoca sub-basin gas project is located on approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permits. It is the only area we have explored within these permits and we believe there are significant additional drilling opportunities within and outside of the South Akcakoca sub-basin. Similarly, we believe our Hungarian and Romanian positions offer multi-year drilling opportunities.

•	Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.

•	Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to approximately one-half of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As deemed appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.

•	Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.

•	Leverage experienced management, local expertise and technical knowledge. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of exploration and development experience in over 40 countries. Additionally, we have an extensive team of technical experts and many of these experts are nationals in the countries in which we operate. We believe this provides us with local expertise in our countries of operations.

Recent Developments

Resignation of Chief Financial Officer — Our Chief Financial Officer, Douglas W. Weir, resigned effective June 1, 2007 to pursue other interests. His duties were assumed by Nigel J. Lovett, our President and Chief Executive Officer, with regard to the relationships with commercial and investment banks, and Charles J. Campise, our Vice President-Finance & Accounting and Chief Accounting Officer who is our principal financial officer.

2007 Private Placement — On March 23, 2007, we issued an aggregate of 2,710,843 shares of our common stock to six institutional investors for an aggregate purchase price of $45 million. On April 23, 2007, two of the six institutional investors exercised warrants to acquire an additional 326,104 shares of our common stock for an aggregate purchase price of $5,413,326.

Update on current operations

•	Turkey — Two new gas discoveries, the Guluc-1 well, flowed approximately 17 million cubic feet of gas per day through a 48/64-inch choke at a flowing pressure of approximately 1,180 psi. and the Alapli-1 well tested approximately 6.8 million cubic feet of gas per day through a 32/64-inch choke at a flowing pressure of 1,064 psi.

The first two production platforms in the first phase of development of the South Akcakoca Sub-basin are in place and gas from the Akkaya platform has been delivered ashore with first gas sales occurring from the onshore production facility beginning in May 2007.

The Alapli-1 well, which lies just outside the South Akcakoca Sub-basin but within the Toreador-TPAO-Stratic joint venture area, yielded a final test result of approximately 7 million cubic feet of gas per day from 15 meters of perforations. The three zones were between 1,068 and 1,242 meters true vertical depth in the Eocene-age Kusuri formation. The final test was a commingled flow from all three zones through a 32/64-inch choke with a flowing pressure of approximately 1,080 psi.

•	France — The St. Loup D’Ordon-1 exploration well was drilled to test a Neocomian channel sand to the northeast of Toreador’s Neocomian Field Complex in the Paris Basin. The well did not encounter commercial hydrocarbons and has been plugged and abandoned.

•	Romania — The Naeni-6 well and Naeni-2 Bis wells were declared dry holes. The Lapos-2 exploratory well was spudded in April and was plugged and abandoned as a dry hole.

Title to Oil and Natural Gas Properties

We do not hold title to any of our international properties, but we have been granted permits by the applicable government entities that allow us to engage in exploration, exploitation and production.

Turkey

We have 31 exploration permits covering seven geographic regions. The Western Black Sea permits have been extended through November 2007 and prior to the date of expiration we expect to have completed our minimum work commitment to extend these permits for an additional three to four years. The Southeast Turkey and the Eastern Black Sea permits expire in September 2009, the Thrace Black Sea and the Central Black Sea permits expire in the first quarter of 2009 and the Van and Buyukbey permits expire in May and July 2010, respectively.

Onshore exploration permits are granted for four-year terms and may be extended for two additional two-year terms, and offshore exploration permits are granted for six-year terms and may be extended for two additional three-year terms, provided that drilling obligations stipulated under Turkish law are satisfied. Under Turkish law, exploitation permits are generally granted for a period of 20 years and may be renewed upon application for two additional 10-year periods. If an exploration permit is extended for development as an exploitation permit, the period of the exploration permit is counted toward the 20-year exploitation permit. In the opinion of Toreador’s Turkish counsel, Gunel & Kaya, a holder of an exploration permit that has had a discovery made on such exploration permit area and who applies for an exploitation permit in accordance with Turkish petroleum law shall be granted an exploitation permit for any area or areas covered by the exploration permit upto one-half of the exploration permit area. Therefore, in the opinion of Gunel & Kaya, upon application for an exploitation permit, the exploration permit covering the area of the South Akcakoca Sub-Basin in which the gas discovery was made will be converted into an exploitation permit with an initial period of 20 years.

In addition, the Zeynel and Cendere exploitation permits are in their initial 20 year period and are eligible for renewal for up to two periods of 10 years each. In the opinion of Gunel & Kaya, renewal applications for exploitation permits will be granted to those holders who have production of economical quantities of petroleum and comply fully with the obligations under the Turkish petroleum law. There is a long and clear track record of extending exploitation permits as since 1998, there have been at least 48 renewals of exploitation permits, with a majority of those renewals occurring since 2001, and as of July 9, 2007, an application for renewal of an exploitation permit has never been denied and at least 69 conversions of exploration permits to exploitation permits have been granted and as of July 9, 2007, an application for conversion of an exploration permit to an exploitation permit has never been denied. However, there can be no assurance that our exploration permit will be converted into an exploitation permit or that our exploitation permits will be renewed.

Our Turkish proved reserves are:

			At December 31, 2006
							Percent of
	Permit				Post-Expiration Proved		Proved
	Expiration		Total Proved Reserves		Reserves		Reserves
Property	Year		(MBbl)	(MMCF)	(MBbl)	(MMCF)	Post-Expiration

Zeynel	2013	(1)	37	—	18	—	48.65%
Cendere (2 permits)	2012	(1)	628	—	223	—	35.50%
S Akcakoca Sub-Basin	2007	(2)	—	21,425	—	21,425	100.00%

(1)	Exploitation Permit

(2)	Exploration Permit

Hungary

We have two exploration permits that expire in March 2009. In 2006, we re-completed one well that was drilled by the previous operator on the Tompa exploration permit. We are currently in the process of connecting the well to the sales pipeline.

Under Hungarian mining law, if we provide the Hungarian mining authority with a closing report accounting for the results of our exploration on the Tompa exploration permit area and such closing report is approved, for one year after March 2009, we will have the exclusive right to apply for a mining plot designation. If upon timely application for a mining plot designation, we met the requirements of Hungarian mining law for a mining plot designation, the Hungarian mining authority must grant us the mining plot. We anticipate applying for a mining plot covering the relevant area within the Tompa exploration permit within the one year exclusivity period beginning in March 2009 and providing the Hungarian mining authority with the required information to obtain the mining plot designation for the relevant area.

There is a long and clear track record of exploration permits being converted into mining plot designations. Based on research on the MBFH (Hungarian Office of Mining and Geology) website, since 1991 when MOL (MOL Hungarian Oil and Gas Public Limited Company), formerly the Hungarian state oil company, became a private company, there have been at least 72 mining plots granted. Based on conversations with representatives of the MBFH (Hungarian Office of Mining and Geology), since 1991 when MOL became a private company, there have not been any mining plot applications denied. However, there can be no assurance that we will be able to convert our exploration permit into a mining plot designation.

Our Hungarian proved reserves are:

At December 31, 2006
Percent of
	Permit			Post-Expiration Proved		Proved
	Expiration	Total Proved Reserves		Reserves		Reserves
Property	Year	(MBbl)	(MMCF)	(MBbl)	(MMCF)	Post-Expiration

Tompa	2009	1	950	—	542	57.05%

Romania

The Moinesti and Viperesti permits will expire in 2009 and the Fauresti rehabilitation permit will expire in 2015. If, prior to the expiration of our Romanian permits, we have not completed the minimum exploration program required by the permits, we must pay the estimated costs of such exploration program to the Romanian government. If we were required to make such payments to the Romanian government, we estimate that the aggregate amount would be less than $8 million and as of December 31, 2006 we have spent $7.3 million. We have not yet established proved reserves on the Moinesti and Viperesti permits.

The following is information relating to our Romanian proved reserves, all of which relate to the pre-expiration period of the Fauresti Rehabilitation permit:

	Permit	At December 31, 2006
	Expiration	Oil	Gas
Property	Year	(MBbl)	(MMcf)_

Fauresti	2015	41	3,041

France

We hold three French exploration permits: Aufferville, Nemours and Courtenay. No proved reserves have been established in these permits. The Courtenay, Aufferville and Nemours permits expire in 2007, however due to drilling that has been completed or is planned for 2007 we anticipate that we will fulfill our minimum work commitment and anticipate that the permits will automatically be extended for a period of three to four years. The French exploration permits have minimum financial requirements that we expect to meet during their terms. If such obligations are not met, the permits could be subject to forfeiture.

Under French mining law, exploitation permits can be extended by successive prolongations, with each prolongation not to exceed 25 years and such extensions are not subject to competitive bidding or public inquiry. Although the French government has no obligation to renew exploitation permits, based on conversations with the French mining authority, we believe it will renew such exploitation permits so long as we, the permit holder, demonstrate financial and technical capabilities and establish the studies used in defining the work schedule.

There is a long and clear track record of extending permits in France. Our subsidiaries have been operating in France since 1993 and have never been denied any exploration or exploitation permit for which they have applied or been denied any extension for which they have applied. Since 2001, our subsidiaries that operate in France have had six permits extended. However, there can be no assurance that we will be able to renew our exploitation permits.

The French exploitation permits that cover five producing oil fields in the Paris Basin are:

		At December 31, 2006
	Permit	Total Proved	Post-Expiration	Percent of Proved
	Expiration	Reserves	Proved Reserves	Reserves
Property	Year	(MBbl)	(MBbl)	Post-Expiration

Neocomian Fields	2011	8,064	5,854	72.60%
Charmottes Field	2013	1,564	640	40.92%

United States

We currently own interests in producing and undeveloped acreage only in the form of non-operating working interests due to the sale of our U.S. mineral and royalty interests in January 2004.

Oil and Natural Gas Reserves

The following table sets forth information about our estimated net proved reserves at December 31, 2006 and 2005. LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm in Dallas, Texas, prepared the estimates of proved developed reserves, proved undeveloped reserves and discounted present value (pretax). We prepared the estimate of standardized measure of proved reserves in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. No reserve reports have been provided to any governmental agencies.

	December 31,
	2006	2005

U.S.
Proved developed:
Oil (MBbl)	699	792
Gas (MMcf)	4,068	5,225
Total (MBOE)	1,377	1,663
Proved undeveloped:
Oil (MBbl)	1	1
Gas (MMcf)	60	70
Total (MBOE)	11	12
Discounted present value at 10% (pretax) (in thousands)(1)	$19,324	$31,299
Standardized measure of proved reserves (in thousands)	$13,264	$21,033
FRANCE
Proved developed:
Oil (MBbl)	6,770	7,688
Proved undeveloped:
Oil (MBbl)	2,858	3,290
Discounted present value at 10% (pretax) (in thousands)(1)	$131,824	$164,075
Standardized measure of proved reserves (in thousands)	$86,190	$109,129
TURKEY
Proved developed:
Oil (MBbl)	405	378
Proved undeveloped:
Oil (MBbl)	260	261
Gas (MMcf)	21,425	6,476
Total (MBOE)	3,831	1,340
Discounted present value at 10% (pretax) (in thousands)(1)	$89,913	$17,930
Standardized measure of proved reserves (in thousands)	$84,330	$15,788
ROMANIA
Proved developed:
Oil (MBbl)	41	24
Gas (MMcf)	3,040	3,486
Total (MBOE)	548	605
Discounted present value at 10% (pretax) (in thousands)(1)	$12,941	$11,490
Standardized measure of proved reserves (in thousands)	$13,388	$10,676

	December 31,
	2006	2005

HUNGARY
Proved developed:
Oil (MBbl)	1	—
Gas (MMcf)	950	—
Total (MBOE)	159	—
Discounted present value at 10% (pretax) (in thousands)(1)	$2,625	$—
Standardized measure of proved reserves (in thousands)	$970	$—
COMBINED
Proved developed:
Oil (MBbl)	7,916	8,882
Gas (MMcf)	8,058	8,711
Total (MBOE)	9,259	10,334
Proved undeveloped:
Oil (MBbl)	3,119	3,552
Gas (MMcf)	21,485	6,546
Total (MBOE)	6,700	4,643
Total proved:
Oil (MBbl)	11,035	12,434
Gas (MMcf)	29,543	15,257
Total (MBOE)	15,959	14,977
Discounted present value at 10% (pretax) (in thousands)(1)	$256,627	$224,795
Standardized measure of proved reserves (in thousands)	$198,142	$156,626

(1)	The discounted present value represents the discounted future cash flows attributable to our proved oil and natural gas reserves before income tax, discounted at 10%. Although it is a non-GAAP measure, we believe that the presentation of the discounted present value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and our current tax structure. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax, discounted at 10%.

Reserves were estimated using oil and natural gas prices and production and development costs in effect on December 31, 2006 and 2005, without escalation. The reserves were determined using both volumetric and production performance methods. Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. THE VALUES REPORTED MAY NOT NECESSARILY REFLECT THE FAIR MARKET VALUE OF THE RESERVES.

Productive Wells

The following table shows our gross and net interests in productive oil and natural gas wells as of July 20, 2007. Productive wells include wells currently producing or capable of production.

	Gross(1)			Net(2)
	Oil	Gas	Total	Oil	Gas	Total

United States	682	295	977	21.04	30.35	51.39
France	131	—	131	130.50	—	130.50
Turkey	15	—	15	2.65	—	2.65
Romania	—	5	5	—	5.00	5.00

(1)	“Gross” refers to wells in which we have a working interest.

(2)	“Net” refers to the aggregate of our percentage working interest in gross wells before royalties, before or after payout, as appropriate.

Acreage

The following table shows the developed and undeveloped acreage attributable to our ownership as of July 20, 2007.

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net

United States	247,580	37,028	86,893	39,509	334,473	76,537
France	24,260	24,260	263,730	232,215	287,990	256,475
Turkey	31,730	3,059	3,495,684	2,465,331	3,527,414	2,468,390
Romania	—	—	625,325	625,325	625,325	625,325
Hungary	—	—	764,237	764,237	764,237	764,237

Total	303,570	64,347	5,235,869	4,126,617	5,539,437	4,190,964

Undeveloped acreage includes only those acres on which wells have not been drilled or completed to permit the production of commercial quantities of oil and natural gas regardless of whether or not the acreage contains proved reserves.

Drilling Activity

The following table shows our drilling activities on a gross and net basis for the years ended 2006, 2005 and 2004.

	Year Ended December 31,
	2006		2005		2004
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

UNITED STATES
Development:
Gas(3)	12	0.14	7	0.08	3	0.75
Oil(4)	36	0.15	20	0.04	4	0.20
Abandoned(5)	—	—	2	0.26	—	—

Total	48	0.29	29	0.38	7	0.95

Exploratory
Gas(3)	5	0.35	1	0.25	—	—
Oil(4)	—	—	2	0.45	—	—
Abandoned(5)	8	0.99	—	—	3	0.50

Total	13	1.34	3	0.70	3	0.50

	Year Ended December 31,
	2006		2005		2004
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

FRANCE
Development:
Oil(4)	—	—	5	5.00	7	7.00
Abandoned(5)	—	—	—	—	—	—

Total	—	—	5	5.00	7	7.00

Exploratory:
Oil(4)	—	—	1	0.50	—	—
Abandoned(5)	—	—	—	—	—	—

Total	—	—	1	0.50	—	—

TURKEY
Development:
Gas(3)	7	2.57	4	1.80	—	—
Abandoned(5)	2	0.56	1	0.40	—	—

Total	9	3.13	5	2.20	—	—

Exploratory
Oil(6)	—	—	—	—	1	0.75
Gas(7)	—	—	—	—	1	0.40
Abandoned(5)	—	—	—	—	—	—

Total	—	—	—	—	2	1.15

HUNGARY
Exploratory Abandoned(5)	1	1.00	—	—	—	—

(1)	“Gross” is the number of wells in which we have a working interest.

(2)	“Net” is the aggregate obtained by multiplying each gross well by our after payout percentage working interest.

(3)	“Gas” means natural gas wells that are either currently producing or are capable of production.

(4)	“Oil” means producing oil wells.

(5)	“Abandoned” means wells that were dry when drilled and were abandoned without production casing being run.

(6)	“Oil” means oil shows were found and temporarily suspended awaiting further work.

(7)	“Gas” means gas flow was tested and temporarily suspended awaiting further work.

Net Production, Unit Prices And Costs

The following table summarizes our oil, natural gas and natural gas liquids production, net of royalties, for the periods indicated. It also summarizes calculations of our total average unit sales prices and unit costs.

	United
	States	France	Turkey	Romania	Total

Year Ended December 31, 2006
Production:
Oil (Bbls)	58,449	441,759	68,342	7,728	576,278
Daily average (Bbls/Day)	160	1,210	187	21	1,578
Gas (Mcf)	489,793	—	—	502,192	991,985
Daily average (Mcf/Day)	1,342	—	—	1,376	2,718
Daily average (BOE/Day)	384	1,210	199	250	2,043

	United
	States	France	Turkey	Romania	Total

Unit prices:
Average oil price ($/Bbl)	$61.29	$61.74	$56.10	$52.71	$60.90
Average gas price ($/Mcf)	6.38	—	—	3.57	4.96
Average equivalent price ($/BOE)	47.88	61.74	56.10	24.06	53.96
Unit costs ($/BOE):
Lease operating	$15.71	$16.36	$11.60	$7.86	$14.75
Exploration and acquisition	13.44	0.98	11.69	7.09	5.32
Depreciation, depletion and amortization	10.92	7.06	10.94	22.85	10.17
Dry hole cost and impairment of oil and gas properties	12.40	—	—	—	4.65
General and administrative	43.15	4.31	11.81	6.09	13.25

Total	$95.62	$28.71	$46.04	$43.89	$48.14

Year Ended December 31, 2005
Production:
Oil (Bbls)	60,433	403,991	64,792	—	529,216
Daily average (Bbls/Day)	165	1,107	178	—	1,450
Gas (Mcf)	569,566	—	—	—	569,566
Daily average (Mcf/Day)	1,560	—	—	—	1,560
Daily average (BOE/Day)	425	1,107	178	—	1,710
Unit prices:
Average oil price ($/Bbl)	$52.37	$50.92	$43.48	$—	$50.17
Average gas price ($/Mcf)	7.56	—	—	—	7.56
Average equivalent price ($/BOE)	48.08	50.92	43.48	—	49.86
Unit costs ($/BOE):
Lease operating	$13.49	$13.34	$10.96	$—	$13.13
Exploration and acquisition	8.05	2.50	4.46	—	4.71
Depreciation, depletion and amortization	7.63	8.70	8.44	—	8.40
Dry hole cost	—	—	26.84	—	2.79
General and administrative	33.51	2.33	7.22	—	10.70

Total	$62.68	$26.87	$54.92	$—	$39.73

Year Ended December 31, 2004
Production:
Oil (Bbls)	68,129	396,806	73,118	—	538,053
Daily average (Bbls/Day)	187	1,087	200	—	1,474
Gas (Mcf)	546,118	—	—	—	546,118
Daily average (Mcf/Day)	1,496	—	—	—	1,496
Daily average (BOE/Day)	436	1,087	200	—	1,723
Unit prices:
Average oil price ($/Bbl)	$38.87	$35.39	$31.05	$—	$35.24
Average gas price ($/Mcf)	5.81	—	—	—	5.81
Average equivalent price ($/BOE)	35.44	35.39	31.05	—	34.90

	United
	States	France	Turkey	Romania	Total

Unit costs ($/BOE):
Lease operating	$11.00	$12.31	$10.44	$—	$11.76
Exploration and acquisition	8.55	0.36	41.41	—	7.20
Depreciation, depletion and amortization	7.84	5.93	6.93	—	6.53
General and administrative	26.41	3.66	24.74	—	11.86

Total	$53.80	$22.26	$83.52	$—	$37.35

Office Lease

We occupy 16,327 square feet of office space at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205 under a lease from SVP Cole, L.P. We also occupy 3,218 square feet of office space in Paris, France, approximately 9,000 square feet of office in Ankara, Turkey, 3,767 square feet in Bucharest, Romania and 2,896 square feet of office space in Budapest, Hungary. Total rental expense for 2006 was approximately $764,000. Effective October 1, 2007, we will lease 23,297 square feet of office space at 13760 Noel Rd., Suite 1100, Dallas, Texas 75240. The lease is for seven years and the average monthly rental is $33,005 per month for the term of the lease. This space will replace our 4809 Cole Avenue office space.

Markets and Competition

In France, we currently sell all of our oil production to Elf Antar France S.A., the largest purchaser in the area. This production is shipped by truck to a nearby Elf refinery. The oil also can be transported to refineries on the north coast of France via pipeline. Oil production in Turkey is sold to refineries in the southern part of the country. Our Turkish gas is sold through the national pipeline.

Our domestic oil and natural gas production is sold to various purchasers typically in the areas where the oil or natural gas is produced. Generally, we do not refine or process any of the oil and natural gas we produce. We are currently able to sell, under contract or in the spot market through the operator, substantially all of the oil and the natural gas we are capable of producing at current market prices. Most of our oil and natural gas is sold under short-term contracts or contracts providing for periodic adjustments or in the spot market; therefore, our revenue streams are highly sensitive to changes in current market prices. Our natural gas is sold to pipeline companies rather than end users.

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than those available to us. As a result, our competitors may be able to pay more for desirable leases, and they may pay more to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources permit us to do.

We also are affected by competition for drilling rigs and the availability of tubular goods and certain other equipment. While the oil and natural gas industry has experienced shortages of drilling rigs and equipment, pipe and personnel in the past, we are not presently experiencing any shortages and do not foresee any such shortages in the near future; however, we are unable to predict how long current market conditions will continue.

Competition for attractive oil and natural gas producing properties, undeveloped leases and drilling rights is also strong, and we can give no assurance we will be able to compete satisfactorily in acquiring properties. Since many major oil companies have publicly indicated their decision to focus on overseas activities, we cannot ensure we will be successful in acquiring any such properties.

Government Regulation

International

General

Our current international exploration activities are conducted in Turkey, Hungary, Romania and France. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the oil and natural gas industry. Changes in these regulations or shifts in political attitudes are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Government Regulation

Our current or future operations, including exploration and development activities on our properties, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. See “Risk Factors” for further information regarding international government regulation.

Permits and Licenses

In order to carry out exploration and development of mineral interests or to place these into commercial production, we may require certain licenses and permits from various governmental authorities. There can be no guarantee that we will be able to obtain all necessary licenses and permits that may be required. In addition, such licenses and permits are subject to change and there can be no assurances that any application to renew any existing licenses or permits will be approved. See “Risk Factors” for further information regarding our foreign permits and licenses.

Repatriation of Earnings

Currently, there are no restrictions on the repatriation of earnings or capital to foreign entities from France, Turkey, Romania or Hungary. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from the aforementioned countries or any other country where we may invest will not be imposed in the future.

Environmental

The oil and natural gas industry is subject to extensive and varying environmental regulations in each of the jurisdictions in which we may operate. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas. These regulations can have an impact on the selection of drilling locations and facilities, potentially resulting in increased capital expenditures. In addition, environmental legislation may require those wells and production facilities to be abandoned and sites reclaimed to the satisfaction of local authorities. We are committed to complying with environmental and operation legislation wherever we operate.

Domestic

General

The availability of a ready market for oil and natural gas production depends upon numerous factors beyond our control. These factors include state and federal regulation of oil and natural gas production and transportation, as well as regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be “shut-in” due to an oversupply of natural gas or lack of an available natural gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production, and control contamination of the environment. Pipelines and natural gas plants also are subject to the jurisdiction of various federal, state and local agencies.

Our natural gas sales are affected by the availability, terms and costs of transportation. The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act (“NGA”), as well as under Section 311 of the Natural Gas Policy Act (“NGPA”). Since 1985, the FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, nondiscriminatory basis. The FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000, concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC’s pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

Our oil sales also are affected by the availability, terms and costs of transportation. The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are regulated by the FERC under the Interstate Commerce Act. The FERC has implemented a simplified and generally applicable rate-making methodology for interstate oil pipelines to fulfill the requirements of Title XVIII of the Energy Policy Act of 1992 that includes an indexing system to establish ceilings on interstate oil pipeline rates.

We conduct operations on federal, state or Indian oil and natural gas leases. Such operations must comply with numerous regulatory restrictions, including various nondiscrimination statutes, royalty and related valuation requirements, and certain of such operations must be conducted pursuant to certain on-site security regulations and other appropriate permits issued by the Bureau of Land Management (“BLM”).

The Mineral Leasing Act of 1920 (the “Mineral Act”) prohibits direct or indirect ownership of any interest in federal onshore oil and natural gas leases by a foreign citizen of a country that denies “similar or like privileges” to citizens of the United States. Such restrictions on citizens of a “nonreciprocal” country include ownership or holding or controlling stock in a corporation that holds a federal onshore oil and natural gas lease. If this restriction is violated, the corporation’s lease can be canceled in a proceeding instituted by the United States Attorney General. Although the regulations of the BLM (which administers the Mineral Act) provide for agency designations of nonreciprocal countries, there are presently no such designations in effect. We own interests in federal onshore oil and natural gas leases. It is possible that some of our stockholders may be citizens of foreign countries, which at some time in the future might be determined to be nonreciprocal under the Mineral Act.

The pipelines we use to gather and transport our oil and natural gas may be subject to regulation by the Department of Transportation (“DOT”) under the Hazardous Liquids Pipeline Safety Act of 1979, as amended (“HLPSA”). The HLPSA governs the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Where applicable, the HLPSA requires us and other pipeline operators to comply with regulations issued pursuant to HLPSA that are designed to permit access to and allow copying of records and to make certain reports available and provide information as required by the Secretary of Transportation.

The Pipeline Safety Act of 1992 (the “Pipeline Safety Act”) amends the HLPSA in several important respects. The Pipeline Safety Act requires the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) of DOT to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators, and requires that pipeline operators provide maps and records to PHMSA. It also authorizes PHMSA to require certain pipeline modifications as well as operational and maintenance changes. We believe our pipelines are in substantial compliance with the HLPSA and the Pipeline Safety Act and their regulations and comparable state laws and regulations where such laws and regulations are applicable. However, we could incur significant expenses if new or additional safety measures are required.

U.S. Federal and State Taxation

Federal and state governments may propose tax initiatives that affect us. We are unable to determine what effect, if any, future proposals would have on product demand or our results of operations.

U.S. Environmental Regulation

Exploration, development and production of oil and natural gas, including operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. Our domestic activities are subject to a variety of environmental laws and regulations, including, but not limited to:

•	Oil Pollution Act of 1990 (OPA);

•	Clean Water Act (CWA);

•	Comprehensive Environmental Response, Compensation and Liability Act (CERCLA);

•	Resource Conservation and Recovery Act (RCRA);

•	Clean Air Act (CAA); and

•	Safe Drinking Water Act (SDWA).

Our domestic activities also are controlled by state regulations promulgated under comparable state statutes. We also are subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that are found in our oil and natural gas operations. Civil and criminal fines and penalties may be imposed for noncompliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities due to protected areas or species, can impose certain substantial liabilities for the cleanup of pollution, impose certain reporting requirements, and can require substantial expenditures for compliance.

Under OPA and CWA, our release of oil and hazardous substances into or upon waters of the United States, adjoining shore lines and wetlands and offshore areas could result in our being held responsible for the (1) costs of remediating a release, (2) administrative and civil penalties and/or criminal fines, (3) OPA specified damages such as loss of use and (4) natural resource damages. The extent of liability could be extensive depending upon the circumstances of the release. Liability can be joint and several and without regard to fault. The CWA also may impose permitting requirements for certain discharges of pollutants and requirements to develop Spill Prevention Control and Countermeasure Plans and Facility Response Plans to address potential discharges of oil into or upon waters of the United States and adjoining shorelines.

CERCLA and comparable state statutes, also known as Superfund laws, can impose joint, several and retroactive liability, without regard to fault or the legality of the original conduct, on specified classes of persons for the release of a “hazardous substance” into the environment. In practice, clean-up costs are usually allocated among various responsible parties. Liability can arise from conditions on properties where operations are conducted and/or from conditions at third-party disposal facilities where wastes from operations were sent. Although CERCLA, as amended, currently exempts petroleum (including oil, natural gas and natural gas liquids) from the definition of hazardous substance, some similar state statutes do not provide such an exemption. Additionally, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA and similar state statutes. We cannot assure investors that the exemption will be preserved in any future amendments of the Act. Such amendments could have a significant impact on our costs or operations.

RCRA and comparable state and local programs impose requirements on the management, including treatment, storage and disposal, of both hazardous and nonhazardous solid wastes. Although we believe we have utilized operating and waste disposal practices that were standard in the industry at the time, hydrocarbons or other solid wastes may have been disposed or released on or under the properties we own or lease or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties. We have not had control over such parties’ treatment of hydrocarbons or other solid wastes and the manner in which such substances may have been disposed or released. We generate hazardous and nonhazardous solid waste in our routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during pipeline, drilling and production operations, as “hazardous wastes” under RCRA, which would make these solid wastes subject to much more stringent handling, transportation, storage, disposal and clean-up requirements. Adoption of these proposals could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact on our operations.

Oil and natural gas exploration and production, and possibly other activities, have been conducted at the majority of our properties by previous owners and operators. Materials from these operations remain on some of the properties and in some instances require remediation. In some instances we have agreed to indemnify the sellers of producing properties from whom we have acquired reserves against certain liabilities for environmental claims associated with the properties. We do not believe the costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, but we cannot guarantee that potential costs would not result in material expenditures.

If in the course of our routine oil and natural gas operations, surface spills and leaks, including casing leaks of oil or other materials occur, we may incur penalties and costs for waste handling, remediation and third-party actions for damages. Notwithstanding our lack of control over wells owned by us but operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributable to us and may create legal liabilities for us.

We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations, but inasmuch as these laws and regulations are frequently changed and interpreted, we are unable to predict the ultimate cost of compliance or the extent of liability risks. We are unable to assure investors that more stringent laws and regulations protecting the environment will not be adopted or that we will not incur material expenses in complying with environmental laws and regulations in the future. If substantial liabilities to third parties or governmental entities are incurred, the payment of such claims may reduce or eliminate the funds available for project investment or result in loss of our properties. Although we maintain insurance coverage we consider to be customary in the industry, we are not fully insured against all of these risks, either because insurance is not available or because of high premium costs. Accordingly, we may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premium costs or for other reasons. The imposition of any of these liabilities or compliance obligations on us may have a material adverse effect on our financial condition and results of operations.

OSHA and Other Regulations

We are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA and similar state statutes require us to organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other OSHA and comparable requirements.

Employees

As of July 20, 2007, we employed 96 full-time employees. None of our employees are represented by unions or covered by collective bargaining agreements. To date, we have not experienced any strikes or work stoppages due to labor problems, and we have good relations with our employees. As needed, we also utilize the services of independent consultants on a contract basis.

Segment Reporting

See Note 16 in the Notes to Consolidated Financial Statements for the year ended December 31, 2006 for financial information by segment.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial information (which is not covered by the report of an independent registered public accounting firm) is summarized from our results of operations for the five-year period ended December 31, 2006 and as well as selected consolidated balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 and our results of operations for the three months ended March 31, 2007 and 2006 and the selected consolidated balance sheet data (unaudited) as of March 31, 2007 and 2006 and should be read in conjunction with the consolidated financial statements and the notes thereto included herewith.

	Years Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
						(Unaudited)
	(Amounts in thousands, except per share amounts)

Operating Results:
Revenues	$40,387	$31,117	$21,028	$16,240	$15,375	8,150	9,769
Costs and expenses	(35,066)	(24,899)	(23,661)	(15,976)	(17,897)	(21,208)	(6,827)
Operating income (loss)	5,321	6,218	(2,633)	264	(2,522)	(13,058)	2,942
Other income (expense) from continuing operations	893	4,015	(790)	2,593	(5,205)	928	1,009
Income (loss) from continuing operations before income taxes	6,214	10,233	(3,423)	2,857	(7,727)	(12,130)	3,951
Income tax benefit (provision)	(3,647)	315	1,153	603	2,061	3,345	(803)
Income (loss) from continuing operations, net of tax	2,567	10,548	(2,270)	3,460	(5,666)	(8,785)	3,148
Income (loss) from discontinued operations, net of tax	11	47	17,690	1,182	(441)	—	—
Dividends on preferred shares	(162)	(684)	(714)	(500)	(374)	(41)	(41)
Income (loss) available to common shares	$2,416	$9,911	$14,706	$4,142	$(6,481)	(8,826)	3,107
Basic income (loss) available to common shares per share	$0.16	$0.69	$1.54	$0.44	$(0.69)	(0.55)	0.20
Diluted income (loss) available to common shares per share	$0.15	$0.65	$1.54	$0.44	$(0.69)	(0.55)	0.19
Weighted average shares outstanding
Basic	15,527	14,213	9,571	9,338	9,343	16,080	15,333
Diluted	15,884	15,140	9,571	9,347	9,343	16,080	16,671
Balance Sheet Data:
Working capital (deficit)	$12,848	$91,299	$(2,728)	$(30,022)	$(7,569)	21,878	69,642
Oil and natural gas properties, net	251,015	138,158	82,394	79,217	71,872	284,533	164,331
Total assets	317,204	261,814	101,178	95,203	86,853	385,793	270,285
Long-term debt, including current portion	112,800	92,060	9,022	30,976	26,860	121,250	91,250
Stockholders’ equity	147,151	132,359	61,345	39,598	30,021	188,132	137,317
Cash Flow Data:
Net cash provided by (used in) operating activities	$14,104	$(138)	$(8,177)	$11,354	$6,362	(23,781)	11,624
Capital expenditures for oil and natural gas property and equipment, including acquisitions	105,165	58,914	10,911	4,442	6,178	21,945	27,358

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and notes thereto, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of management.

Overview

We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical and geological data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.

We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At December 31, 2006, we held interests in approximately 5.5 million gross acres and approximately 4.2 million net acres, of which 94.4% is undeveloped. At December 31, 2006, our estimated net proved reserves were 16 MMBOE.

Critical Accounting Policies and Management’s Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies are described in Note 2 to Consolidated Financial Statements for the year ended December 31, 2006 included in this prospectus. We have identified below, policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. We analyze our estimates on a periodic basis and base our estimates on experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract, payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible. In 2006, 2005 and 2004 sales to ELF represents approximately 67%, 66% and 63%, respectively, of the Company’s total revenue and approximately 20% and 23% of the Company’s accounts receivable at December 31, 2006 and 2005, respectively.

We recognize revenue for our remaining production when the quantities are delivered or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. Due to our small net revenue interest in most natural gas properties, we record natural gas revenues under the sales method. This method records sales on volumes for which actual payment is received versus payments for which one is entitled to receive. We believe that the amount of any gas imbalances that result from not recording sales on the entitlement method is insignificant. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. Taxes associated with production are classified as lease operating expense.

Successful Efforts Method of Accounting — We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.

As of December 31, 2006, we had approximately $4.4 million of exploratory costs that had been capitalized for a period of one year of less including one well located in the United States, two wells in Hungary and two wells in Romania. The U.S. well has been completed and is being evaluated further. Currently, approximately $77,000 has been capitalized and if no additional work is done on the well by September 30, 2007, we will expense the well as dry hole cost. During the first quarter 2007, we declared the two Hungarian wells and the two Romanian wells as dry holes and expensed approximately $4.3 million as dry hole cost.

As of December 31, 2006, we had approximately $856,000 of exploratory costs that had been capitalized for a period of greater than one year including two wells located in the United States. One of the wells was spudded on October 12, 2005 and the drilling rig was released on November 6, 2005 after the successful testing of the well. The closest natural gas pipeline connection was approximately three miles from the well and the operator chose to delay completion of the well until a satisfactory natural gas market could be identified and the well could be completed and tied into a sales line economically. We expect this to occur by year end 2007. The second well was spudded on August 4, 2005 and due to the multiple pay zones encountered in the well, testing continued through the first quarter of 2006. For the remainder of 2006 the operator evaluated the test results to devise a completion procedure that would achieve maximum production from all pay zones for a minimal amount of capital outlay. We anticipate that the well will be transferred from capitalized exploratory cost in 2007.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and, therefore, management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.

The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.

Reserve Estimates — Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods as well as oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery after testing by a pilot project or after the operation of an installed program has been confirmed through production response that increased recovery will be achieved. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage is limited (i) to those drilling units offsetting productive units that are reasonably certain of production when drilled and (ii) to other undrilled units where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. We emphasize that the volume of reserves are estimates that, by their nature are subject to revision. The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. These reserve revisions resulted primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels, improved or a decline in drainage from natural drive mechanisms, and the realization of improved or declined drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase.

For the year ended December 31, 2006, we had a downward reserve revision of 9%. This downward revision was due to the following factors: (i) in the Charmottes Field in France, several high volume producing wells experienced rapidly increasing water production which caused performance declines resulting in a downward revision of 921 MBO; (ii) in Romania, two gas wells watered out after producing for short periods of time resulting in a downward revision of 197 MBOE; (iii) in the South Akcakoca Sub-Basin, due to new drilling, a previous geological interpretation was refined resulting in a downward revision of 192 MBOE; (iv) in the United States properties, there was a downward revision of 30 MBO due to minor decreases in reserves across numerous wells and fields with no particular property or field contributing a significant portion of the 30 MBO reduction; and (v) there was a downward revision of 73 MBOE due to a decline in prices. These downward revisions were partially offset by upward revisions of 143 MBOE due to performance revisions over several fields, none of which individually contributed a significant portion of this upward revision.

For the year ended December 31, 2005, we had a downward reserve revision of 2.4% or 331 MBOE. Overall gas reserves were higher by 107 MBOE and oil reserves were lower by 437 MBO. The overall downward revision of 331 MBOE was primarily due to the decrease of 1,000 MBO in oil reserves in the Neocomian Field in France where new drilling diminished the estimated reserves in several existing proved undeveloped reserves and cause the removal of several proved undeveloped reserve locations which was partially offset primarily by new drilling in the Charmottes Field where a successful horizontal well established additional reserves of 438 MBO in an existing field, increased gas reserves in the United States of 107 MBOE and by an upward revision of 1,000 MBOE due to an increase in prices. With regard to the increase in reserves of 107 MBOE in the United States properties, no particular property contributing a significant portion of the increased reserves.

For the year ended December 31, 2004, we had an upward reserve revision of 5.0% or 784 MBOE. The upward revision was primarily due to an increase of 1397 MBOE due to price increases which were partially offset by a downward revision due to performance of 613 MBOE. Of the 613 MBOE downward revision, 200 MBOE was in the Cendere Field in Turkey which exhibited accelerated decline rates.

Impairment of Oil and Natural Gas Properties — We review our proved oil and natural gas properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. We estimate the expected future cash flows from our proved oil and natural gas properties and compare these future cash flows to the carrying value of the oil and natural gas properties to determine if the carrying value is recoverable. If the carrying value exceeds the estimated undiscounted future cash flows, we will adjust the carrying value of the oil and natural gas properties to its fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. Given the complexities associated with oil and natural gas reserve estimates and the history of price volatility in the oil and natural gas markets, events may arise that will require us to record an impairment of our oil and natural gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.

Future Development and Abandonment Costs — Future development costs include costs incurred to obtain access to proved reserves, including drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production equipment, gathering systems, wells and related structures and restoration costs of land. We develop estimates of these costs for each of our properties based upon the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make estimates and judgments that are subject to future revisions based upon numerous factors, including changing technology, the ultimate settlement amount, inflation factors, credit adjusted discount rates, timing of settlement and changes in the political, legal, environmental and regulatory environment. We review our assumptions and estimates of future abandonment costs on an annual basis. The accounting for future abandonment costs changed on January 1, 2003, with the adoption of SFAS 143 “Accounting for Asset Retirement Obligations”. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Holding all other factors constant, if our estimate of future abandonment costs is revised upward, earnings would decrease due to higher depreciation, depletion and amortization expense. Likewise, if these estimates were revised downward, earnings would increase due to lower depreciation, depletion and amortization expense.

Income Taxes — For financial reporting purposes, we generally provide taxes at the rate applicable for the appropriate tax jurisdiction. Because our present intention is to reinvest the unremitted earnings in our foreign operations, we do not provide U.S. income taxes on unremitted earnings of foreign subsidiaries. Management periodically assesses the need to utilize these unremitted earnings to finance our foreign operations. This assessment is based on cash flow projections that are the result of estimates of future production, commodity prices and expenditures by tax jurisdiction for our operations. Such estimates are inherently imprecise since many assumptions utilized in the cash flow projections are subject to revision in the future.

Management also periodically assesses, by tax jurisdiction, the probability of recovery of recorded deferred tax assets based on its assessment of future earnings estimates. Such estimates are inherently imprecise since many assumptions utilized in the assessments are subject to revision in the future.

New Accounting Pronouncements

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The Financial Accounting Standards Board (“FASB”) believes the standard also responds to investors’ requirement for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-market value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning January 1, 2008.

On December 21, 2006, the FASB issued FSP No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (FSP EITF 00-19-2), which addresses an issuer’s accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB SFAS No. 5, “Accounting for Contingencies.” FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of its issuance. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We do not expect this standard to have any effect upon adoption, because the Company’s policy has been to accrue such liabilities when they are deemed probable.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) in the year of adoption. The Company adopted FIN No. 48 on January 1, 2007. As a result of the adoption, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $45,000, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. As of the date of adoption and after the impact of recognizing the increase in liability noted above, the Company’s unrecognized tax benefits totaled approximately $357,000, the disallowance of which would not materially affect the effective income tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within its global operations in income tax expense. In conjunction with the adoption of FIN 48, the Company recognized approximately $28,000 for the accrual of interest and penalties at January 1, 2007 which is included as a component of $357,000 unrecognized tax benefit noted above. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative and provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 16, 2006. We have determined that the impact on our financial statements will not be material. We have adopted FASB 155 on January 1, 2007.

On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“ SFAS 153”). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. This standard did not have a material impact on our financial position, results of operations or cash flows.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). In September 2006, the Securities and Exchange Commission provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 in 2006. The adoption of this statement did not impact our financial statements.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement 115”. The statement permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains and losses on any items for which Toreador elects the fair value measurement option would be reported in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. However, early adoption is permitted for fiscal years beginning on or before November 15, 2007, provided Toreador also elects to apply the provisions of Statement 157, “Fair Value Measurements”, at the same time. Toreador is currently assessing the effect, if any, the adoption of Statement 159 will have on its financial statements and related disclosures.

Liquidity and Capital Resources

This section should be read in conjunction with Notes 8 and 9 to the Notes to Consolidated Financial Statements for the year ended December 31, 2006 and Notes 5 and 9 to the Notes to Consolidated Financial Statements for the three months ended March 31, 2007 included in this prospectus.

Liquidity

As of March 31, 2007, we had cash and cash equivalents and restricted cash of $43.9 million, a current ratio of approximately 1.38 to 1 and a debt (long-term debt and Convertible Senior Notes) to equity ratio of .64 to 1. For the three months ended March 31, 2007, we had an operating loss of $13.1 million and capital expenditures were $22 million. The restricted cash relates to a letter of credit for a Turkish pipeline and a letter of credit relating to the dispute with Micoperi regarding the October 2005 well issues in the Black Sea.

On March 23, 2007, we closed a $45 million private placement of equity. In the transaction, we issued an aggregate of 2,710,843 shares of common stock to six institutional investors, providing us with $45 million of gross proceeds at Closing. We also granted the investors warrants to purchase an additional $8.1 million aggregate amount of common stock within the next 30-day period. On April 23, 2007, two of the institutional investors exercised their warrants for an aggregate of 326,104 additional shares of common stock, providing us with approximately $5.4 million of gross proceeds. The net proceeds from the private placement totaled approximately $48 million and are being used to help fund our 2007 exploration and development activities.

In connection with the private placement, we entered into a Registration Rights Agreement with the investors. The Registration Rights Agreement provides that we will file a registration statement with the Securities and Exchange Commission covering the resale of the common stock within 60 days after the closing date. If the registration statement is not filed with the Securities and Exchange Commission within such time, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 60th day after closing if the registration statement has not been filed by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not filed by such date. We filed the registration statement with the Securities and Exchange Commission on May 8, 2007. If the registration statement is not declared effective by the Securities and Exchange Commission within 150 days after the closing date, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 150th day after the closing if the registration statement has not been declared effective by the Securities and Exchange Commission by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not declared effective by such date. If the registration statement is declared effective by the Securities and Exchange Commission and after such effectiveness, subject to certain exceptions, sales cannot be made pursuant to the registration statement, we must pay 1.0% of the aggregate purchase price on the date sales cannot be made pursuant to the registration statement, an additional 1% on the one month anniversary of the date sales are not permitted under the registration statement if sales are not permitted under the registration statement by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if sales under the registration statement are not permitted by such date. Any one month or 30 day periods during which we cure the violation will cause the payment for such period to be made on a pro rata basis.

Our capital expenditure budget for 2007 is $81.5 million. To date, we have raised $75.4 million towards this funding through funds that have been received from our new credit facilities with the International Finance Corporation and funds received from the March 23, 2007 and April 23, 2007, private placements of equity. Additional funding has been and will be obtained from cash flow from our existing properties, including our Black Sea properties that are anticipated to commence production in the second quarter 2007 and future potential financing sources, including the public or private issuance of debt or equity. Based on these sources, we believe we will have sufficient liquidity to fund our exploration project for the remainder of 2007 and to fund our cash needs.

Senior Debt

On December 23, 2004, we entered into a five-year $15 million reserve-based borrowing facility with a French lender to finance the development of our existing French fields, acquisitions of new fields, general working capital and other corporate purposes. On March 2, 2007, the $15 million facility was retired and all amounts due were paid. See Note 5 to the Notes to the Consolidated Financial Statements for the year ended December 31, 2006.

As a result of not providing Natixis with our unaudited consolidated financial statements for the nine month period ended September 30, 2006 within forty-five (45) days after the end of such quarter, we were in default under the $15 million facility. Until January 16, 2007, Natixis waived such default and any other default under the facility as a result of us not yet providing such financial statements. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Natixis which cured the default.

On December 30, 2004, we entered into a five-year $25 million reserve-based borrowing facility with Texas Capital Bank, N.A. in order to finance the development and acquisition of oil and natural-gas interests both domestically and internationally and for working capital purposes. On March 30, 2007, the Texas Capital facility was retired and all amounts due were paid. See Note 5 to the Notes to the Consolidated Financial Statements for the three months ended March 31, 2007.

We were in default under the Texas Capital facility for failing to provide Texas Capital on or before the 60th day after the last day of the fiscal quarter ended September 30, 2006 with a copy of the unaudited consolidated financial statements of Toreador and there was an event of default under the Texas Capital facility for defaulting in the performance or observance of a provision under the Senior Convertible Notes. Texas Capital waived the default and event of default until January 16, 2007. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Texas Capital which cured the default.

New Secured Revolving Facility

On December 28, 2006, we entered into a loan and guarantee agreement with International Finance Corporation. The loan and guarantee agreement provides for a $25 million facility which is a secured revolving facility with a current maximum facility amount of $25 million which will increase to $40 million when the projected total borrowing base amount exceeds $50 million. The $25 million facility was funded on March 2, 2007. The total proceeds received on March 2, 2007 were approximately $25 million, of which $16.5 million was used to retire the outstanding balance on the $15 million reserve-based facility with a French bank and the $25 million reserve-based facility with Texas Capital Bank, N. A. and the remaining $8.5 million of funds will be used to finance our capital expenditures in Turkey and Romania. The loan and guarantee agreement also provides for an unsecured $10 million facility which was funded on December 28, 2006. As of March 31, 2007, all amounts available under the new secured revolving facility have been funded.

Interest accrues on any loans under the $25 million facility at a rate of 2% over the six month LIBOR rate. Interest accrued on the $10 million facility at a rate of 1.5% over the six month LIBOR rate until the $25 million facility funded on March 2, 2007 after which the rate for the $10 million facility was lowered to 0.5% over the six month LIBOR rate. As of March 31, 2007, the interest rate on the $10 million facility was 5.861% and the interest rate on the $25 million facility was 7.349%. Interest is to be paid on each June 15 and December 15.

On December 31, 2011, the maximum amount available under the $25 million facility (which may increase to $40 million) begins to decrease by $5 million every six months from $40 million (assuming the projected borrowing base amount exceeds $50 million) until the final portion of the facility is due on December 15, 2014. On December 15, 2014, $5 million of the $10 million facility is to be repaid with the remaining $5 million being due on June 15, 2015.

We are to meet the following ratios on a consolidated basis: (i) the life of loan coverage ratio of not less than: (a) 1.2:1.0 in 2006 and 2007; (b) 1.3:1.0 in 2008; and (c) 1.4:1.0 in 2009 and each subsequent year thereafter; (ii) reserve tail ratio of not less than 25%; (iii) adjusted financed debt to EBITDA ratio of not more than 3.0:1.0; (iv) liabilities to tangible net worth ratio of not more than 60:40; and (v) interest coverage ratio of not less than 3.0:1.0. We were not in compliance with the adjusted financed debt to EBITDA ratio and the interest coverage ratio at March 31, 2007. We have obtained waivers from the International Finance Corporation for the non compliance for the period ended March 31, 2007 and covenants requirements were replaced with the adjusted financial debt to EBITDAX ratio of not being more than 3.0:1.0 and the adjusted EBITDAX to net interest expense ratio not being more than 3.0:1.0 through July 2, 2008. We are in compliance with the revised ratios.

We are subject to certain negative covenants, including, but not limited to, the following: (i) except as required by law or to pay the dividends on the Series A-1 Convertible Preferred Stock, paying dividends; (ii) subject to certain exceptions, incurring debt, making guarantees or creating or permitting to exist any liens, (iii) subject to certain exceptions, making or permitting to exist loans or advances to, or deposits, with other persons or investments in any person or enterprise; (iv) subject to certain exceptions, selling, transferring, leasing or otherwise disposing of all or a material part of our borrowing base assets; and (v) subject to certain exceptions, undertaking or permitting any merger, spin-off, consolidation or reorganization.

5% Convertible Senior Notes Due 2025

On September 27, 2005, we sold $75 million of Convertible Senior Notes due October 1, 2025 to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933. We also granted the initial purchasers the option to purchase an additional $11.25 million aggregate principal amount of Convertible Senior Notes to cover over-allotments. The option was exercised on September 30, 2005. The total principal amount of Convertible Senior Notes issued was $86.25 million and total net proceeds were approximately $82.2 million.

The Convertible Senior Notes bear interest at a rate of 5% per annum and can be converted into common stock at an initial conversion rate of 23.3596 shares of common stock per $1,000 principal amount of Convertible Senior Notes, subject to adjustment (equivalent to a conversion price of approximately $42.81 per share). We may redeem the Convertible Senior Notes, in whole or in part, on or after October 6, 2008, and prior to October 1, 2010, for cash at a redemption price equal to 100% of the principal amount of Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest, if the closing price of our common stock exceeds 130% of the conversion price over a specified period. On or after October 1, 2010, we may redeem the Convertible Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest, irrespective of the price of our common stock. Holders may convert their Convertible Senior Notes at any time prior to the close of business on the business day immediately preceding their stated maturity, and holders may, upon the occurrence of certain fundamental changes, and on October 1, 2010, October 1, 2015, and October 1, 2020, require us to repurchase all or a portion of their Convertible Senior Notes for cash in an amount equal to 100% of the principal amount of such Convertible Senior Notes, plus any accrued and unpaid interest.

Due to our restating the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and our consolidated financial statements for each of the quarters ended March 31 and June 30, 2006, we did not provide the trustee under the indenture of the Convertible Senior Notes with copies of our annual reports, information, documents and other reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within thirty (30) days of when such reports are required to be filed with the Securities and Exchange Commission.

On December 15, 2006, we received a notice from the trustee for failing to provide the trustee with a copy of our Form 10-Q for the nine month period ended September 30, 2006. Since we cured the covenant default within thirty (30) days after receiving the written notice from the trustee, we cured the default and an event of default did not occur.

The registration rights agreement covering the Convertible Senior Notes provides for a penalty if the registration statement is filed and declared effective but thereafter ceases to be effective (a “Suspension Period”) for an aggregate of forty-five (45) days in any three month period or ninety (90) days in any twelve month period (an “Event Date”). Such penalty calls for an additional 0.25% per annum in interest expense on the aggregate principal amount of the Convertible Senior Notes for the first ninety (90) days following an Event Date and an additional 0.50% per annum in interest expense on the aggregate principal amount of the Convertible Senior Notes thereafter, until such Suspension Period ends upon the registration statement again becoming effective. Because we did not file our Quarterly Report on Form 10-Q for the nine month period ended September 30, 2006 in a timely manner, the registration statement for the Convertible Senior Notes became ineffective and we entered a Suspension Period on November 15, 2006. Such Suspension Period ended on January 23, 2007 when we provided notice that the Form 10-Q had been filed and the Suspension Period was no longer in effect. Because the Suspension Period exceeded forty-five (45) days in any three month period, we paid approximately $14,375 in additional interest expense. When we filed our Form 10-K for the year ended December 31, 2006, on March 16, 2007, we again entered a Suspension Period until we file and have declared effective an amendment to our registration statement on Form S-1. Because of the previous Suspension Period, we exceeded the ninety (90) days in any twelve month period on the twenty- first (21st) day following the filing of our Form 10-K and again began to accrue additional interest as described above until we file and have declared effective an amendment to our registration statement on Form S-1.

Preferred Stock

As of March 31, 2007, there were 72,000 shares of Series A-1 Convertible Preferred Stock outstanding. At the option of the holder, the Series A-1 Convertible Preferred Stock may be converted into common shares at a price of $4.00 per common share (conversion would amount to 450,000 Toreador common shares). The Series A-1 Convertible Preferred Stock accrues dividends at an annual rate of $2.25 per share payable quarterly in cash. At any time on or after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock. The optional redemption price per share is the sum of (1) $25.00 per share plus (2) any accrued unpaid dividends, and such sum is multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012, and 100% thereafter.

Dividend and Interest Requirements

Dividends on our common stock may be declared and paid out of funds legally available when and as determined by our board of directors. Our policy is to hold and invest corporate funds on a conservative basis, and, thus, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of our Series A-1 Convertible Preferred Stock prohibit us from paying dividends on the common stock without the approval of the holders of a majority of the then outstanding shares of the Series A-1 Convertible Preferred Stock.

Dividends on our Series A-1 Convertible Preferred Stock are paid quarterly. For the three months ended March 31, 2007 and 2006 dividends totaled $41,000 and $41,000, respectively.

The loan and guarantee agreement with the International Finance Corporation prohibits us from paying dividends except as required by law or to pay the dividends on the Series A-1 Convertible Preferred Stock.

Contractual Obligations

The following table sets forth our contractual obligations in thousands at March 31, 2007 for the periods shown:

		Less than	One to	Four to	More Than
	Total	One Year	Three Years	Five Years	Five Years

Long-term debt	$121,250	$—	$—	$5,000	$116,250
Lease commitments	1,516	502	365	264	385

Total contractual obligations	$122,766	$502	$365	$5,264	$116,635

Contractual obligations for long-term debt above does not include amounts for interest payments. We believe that sufficient funds will be available from operating cashflow, cash on hand, our current facilities, other facilities that we may enter into, any further public or private issuance of debt or equity securities, and the possible sale of properties to meet anticipated capital budget requirements and fund potential acquisitions through March 31, 2008.

Results of Operations — Comparison of the Three Months Ended March 31, 2007 and 2006

The following tables present production and average unit prices for the geographic segments indicated:

	For the Three Months Ended March 31,
	2007	2006		2007	2006

Production:			Average Price:
Oil (MBbls):			Oil ($/Bbl):
United States	11	14	United States.	$53.03	$56.96
France	99	125	France	51.99	58.23
Turkey	17	17	Turkey	47.79	51.62
Romania	3	—	Romania	50.01	—

Total	130	156	Total	$51.48	$57.42

Gas (MMcf):			Gas ($/Mcf):
United States	105	118	United States	$6.08	$6.12
France	—	—	France.	—	—
Turkey	—	—	Turkey	—	—
Romania	174	—	Romania	4.12	—

Total	279	118	Total	$4.86	$6.12

MBOE:			$/ BOE:
United States	29	34	United States	$42.97	$45.29
France	99	125	France	51.99	58.23
Turkey	17	17	Turkey	47.79	51.62
Romania	32	—	Romania	27.25	—

Total	177	176	Total	$45.61	$55.11

Revenue

Oil and natural gas sales

Oil and natural gas sales for the three months ended March 31, 2007 were $8.2 million, as compared to $9.8 million for the comparable period in 2006. This decrease is primarily due to a $9.50 BOE price decrease that resulted in a $1.6 million decrease in revenue and an increase in production of 1MBOE, which resulted in an immaterial increase in revenue.

The above table compares both volumes and prices received for oil and natural gas for the three months ended March 31, 2007 and 2006. Oil and natural gas prices are and will continue to be extremely volatile and a significant change will have a material impact on our revenue.

We had no gain or loss on commodity derivatives in the three months ended March 31, 2007 or 2006. We were not party to any hedging contracts as of March 31, 2007

Costs and expenses

Lease operating

Lease operating expense was $2.9 million, or $16.23 per BOE produced for the quarter ended March 31, 2007, as compared to $2.4 million, or $13.83 per BOE produced for the comparable period in 2006. The $500,000 increase is primarily due to additional operating expense incurred on our older wells and increased operating cost in Romania due to workovers performed on exiting wells.

Exploration expense

Exploration expense for the first quarter of 2007 was $2.1 million, as compared to $1.1 million in the first quarter of 2006. This increase is due primarily to an increase in our exploration staff to support our growing exploration program and geological and geophysical reviews of our exploratory drilling program for 2007.

Depreciation, depletion and amortization

First quarter 2007 depreciation, depletion and amortization expense was $2.3 million or $13.07 per BOE produced, as compared to $1.3 million, or $7.39 per BOE produced for the first quarter of 2006. This increase is primarily due the start of production in Romania in August 2006 and downward revision of proved reserves in the United States and France of approximately 1.1 MBOE of proved reserves.

Dry hole expense

For three months ended March 31, 2007, we recorded dry hole expense of $8.2 million, which included one dry hole in France of $1 million, two dry holes in Romania totaling $4.6 million and two dry holes in Hungary totaling $2.6 million.

General and administrative

General and administrative expense, not including stock compensation expense and amounts due the former President and CEO, was $3.3 million, for the first quarter of 2007 compared with $2.1 million for the first quarter of 2006. The increase is primarily due to increased costs of restating the financial statements for the years ended December 31, 2003, 2004 and 2005 and the quarters ended March 31, 2006 and June 30, 2006 and the 2006 audit of approximately $702,000, increased personnel costs of $87,000 and increased Board of Director fees and expenses of $94,000 due to increasing the size of the Board and additional meetings held in January 2007 due the restatement of the financial statements for the years ended December 31, 2003, 2004 and 2005.

Stock compensation expense

Stock compensation expense was $905,700, for the first quarter of 2007 compared with $408,500 for the first quarter of 2006. This increase is due to new grants that were granted by the Compensation Committee to employees, non employee Directors and consultants during the last three quarters of 2006.

Cost incurred related to the resignation of former President and Chief Executive Officer

In January 2007, Mr. G. Thomas Graves III resigned as President and Chief Executive Officer. The Separation Agreement between Mr. Graves and the Company called for the immediate vesting of all restricted stock grants which resulted in an expense of $1.1 million and two years of salary and one year of bonus of $1.1 million.

Foreign currency exchange gain (loss)

We recorded a gain on foreign currency exchange of $988,000 for the first quarter of 2007 compared with $264,000 for the first quarter of 2006. This increase is primarily due to the strengthening of the U.S. Dollar as compared to the Turkish Lira.

Interest and other income

Interest and other income was $513,000 in the first quarter of 2007 as compared with $927,000 in the comparable period of 2006. The decrease is primarily due to the decrease in cash at March 31, 2007 when compared to the cash balance at March 31, 2006.

Interest expense

Interest expense was $595,000 for the three months ended March 31, 2007, as compared to $278,000 for the comparable period of 2006. The increase interest expense is primarily due expensing the deferred loan fees on the $15 million facility and the Texas Capital Bank facility since both facilities were paid off in the first quarter of 2007.

Other comprehensive income

The most significant element of comprehensive income, other than net income, is foreign currency translation. For the three months ended March 31, 2007, we had accumulated an unrealized income of $4.2 million, as compared to an unrealized loss of $125,000 for the comparable period in 2006. The primary reason for increase is due to the strength of the United States Dollar compared to the Turkish Lira in the first quarter of 2007. The functional currency of our operations in France is the Euro and in Romania, Turkey and Hungary the functional currency is the United States Dollar.

The functional currency of our operations in France is the Euro, the functional currency in Romania, Turkey and in Hungary is the US Dollar. The exchange rates at March 31, 2007 and 2006 were:

	March 31,
	2007	2006

Euro	$1.3318	$1.2104

New Turkish Lira	$0.7216	$0.7415

Romanian Lei	$0.3970	$0.3441

Hungarian Forint	$0.0054	$0.0046

Results of Operations — Comparison of Years Ended December 31, 2006 and 2005

	For the Years Ended December 31,
	2006	2005		2006	2005

Production:			Average Price:
Oil (MBbls):			Oil ($/Bbl):
United States	58	60	United States	$61.29	$52.37
France	442	404	France	61.74	50.92
Turkey	68	65	Turkey	56.10	43.48
Romania	8	—	Romania	52.71	—

Total	576	529	Total	$60.90	$50.17

Gas (MMcf):			Gas ($/Mcf):
United States	490	570	United States	$6.38	$7.56
France	—	—	France	—	—
Turkey	—	—	Turkey	—	—
Romania	502	—	Romania	3.57	—

Total	992	570	Total	$4.96	$7.56

MBOE:			$/ BOE:
United States	140	155	United States	$47.88	$48.08
France	442	404	France	61.74	50.92
Turkey	68	65	Turkey	56.10	43.48
Romania	92	—	Turkey	24.06	—

Total	742	624	Total	$53.96	$49.86

Revenues

Oil and natural gas sales — Oil and natural gas sales for the twelve months ended December 31, 2006 were $40.4 million, as compared to $31.1 million for the comparable period in 2005. This increase is primarily due to a significant increase in the average realized price for oil partially offset by a $2.60 decline in the price realized for natural gas. Production increased by approximately 118 MBOE due primarily to the start of production in Romania and increases in production in Turkey and France that was somewhat offset by lower production in the United States.

The above table compares both volumes and prices received for oil and natural gas for the twelve months ended December 31, 2006 and 2005. Oil and natural gas prices are and probably will continue to be extremely volatile and a significant change will have a material impact on our revenue.

We had no loss on commodity derivatives for the years ended December 31, 2006 and 2005.

Costs and expenses

Lease operating — Lease operating expense was $10.9 million, or $14.75 per BOE produced for the twelve months ended December 31, 2006, as compared to $8.2 million, or $13.13 per BOE produced for the comparable period in 2005. This increase is primarily due to increased operating costs in France, the start of production in Romania and higher costs associated with the age of our fields.

Exploration expense — Exploration expense for the twelve months ended December 31, 2006 was $3.9 million, as compared to $2.9 million for the comparable period in 2005. This change is primarily due to increased activity in Hungary and Romania in interpreting data in order to evaluate drilling locations for 2007.

Dry hole and abandonment — Dry hole and abandonment cost for the twelve months ended December 31, 2006 was $3.1 million, as compared to $1.7 million in 2005. This is primarily due to the drilling of a dry hole in Hungary.

Depreciation, depletion and amortization — For the twelve months ended December 31, 2006 depreciation, depletion and amortization expense was $7.5 million, or $10.17 per BOE produced, as compared to $5.2 million, or $8.40 per BOE produced for the twelve months ended December 31, 2005. This increase is primarily due to the downward revision of proved reserves in the United States and France of approximately 1.1 MBOE of proved reserves.

Impairment of oil and natural gas properties — Impairment charged in 2006 was $345,000 compared to $110,000 in 2005. This increase was primarily due to the downward revisions of proved reserves in the United States.

General and administrative — General and administrative expense, not including stock compensation expense, was $7.2 million for the twelve months ended December 31, 2006, compared with $6.3 million for the comparable period of 2005. This increase is primarily due to increased personnel costs of $1.1 million, the Hungarian office which was opened in July 2005 of $310,000 and the costs of restating the financial statements for the years ended December 31, 2003, 2004 and 2005 and the quarters ended March 31, 2006 and June 30, 2006 of approximately $820,000. These were reduced by an increase in the amounts allocated to development projects and exploration expense of approximately $1.7 million.

Stock compensation expense — Stock compensation expense was $2.7 million for the twelve months ended December 31, 2006, compared with $401,000 for the comparable period of 2005. The increase is due to the restricted stock granted by the Board of Directors to certain employees, consultants and non-employee directors and the expensing of stock options as required by the adoption of SFAS 123(R).

Other income and expense — Other income and expense resulted in income of $0.9 million for the twelve months ended December 31, 2006 versus income of $4 million in 2005. This decrease is primarily due to foreign exchange losses in Hungary and Turkey.

Discontinued operations — On March 12, 2004, pursuant to the terms of an Agreement for Purchase and Sale dated December 17, 2003, Toreador and Tormin, Inc., a wholly owned subsidiary of Toreador, sold their United

States mineral and royalty assets to Black Stone Acquisitions Partners I, L.P. The gross consideration was approximately $45 million cash. The effective date of the sale was January 1, 2004. The revenues received and the costs incurred after the effective date were due to adjustments made by the operator prior to the effective date of the sale. We do not have any involvement with the properties sold.

The results of operations of assets in the United States that were sold in January 2004 have been presented as discontinued operations in the accompanying consolidated statements of operations. Results for these assets reported as discontinued operations were as follows:

	Twelve Months Ended December 31.
	2006	2005	2004
	(In thousands)

Revenues:
Oil and natural gas sales	$11	$63	$139
Costs and expenses:
Lease operating	—	1	(10)
Allocated general and administrative	—	15	163

Total costs and expenses	—	16	153
Gain on sale of properties	—	—	28,711

Income before taxes	11	47	28,697
Income tax provision	—	—	11,007

Income from discontinued operations	$11	$47	$17,690

Provision for income taxes — At December 31, 2006, it was “unlikely” that the United States parent entity, Toreador Resources Corporation, would be able to generate sufficient future taxable income to utilize $1.2 million of a $6.3 million net operating loss carryforward. We therefore established a valuation allowance of $1.2 million which resulted in an increase to the provision for income taxes.

Income available to common shares — For the twelve months ended December 31, 2006, we reported income from continuing operations net of taxes of $2.6 million, compared with income of $10.5 million for the same period of 2005. For the twelve months ended December 31, 2006 income available to common shares was $2.4 million versus $9.9 million for the year ended December 31, 2005.

Other comprehensive income — The most significant element of comprehensive income, other than net income, is foreign currency translation. For the year ended December 31, 2006, we had an unrealized gain of $6.7 million, as compared to an unrealized loss of $8.1 million in 2005. The primary reason for the unrealized income is due to the strength of the U.S. dollar compared to the Euro in 2006. The functional currency of our operations in France is the Euro and in Romania, Turkey and Hungary the functional currency is the United States Dollar. The exchange rates used to translate the financial position of the French, Turkish, Romanian and Hungarian operations at December 31, 2006 and 2005 are shown below:

	December 31,
	2006	2005

Euro	$1.3170	$1.1797

New Turkish Lira	$0.7065	$0.7408

Romania Lei	$0.3886	$0.3508

Hungarian Forint	$0.0052	$0.0047

Results of Operations — Comparison of Years Ended December 31, 2005 and 2004

	For the Years Ended December 31,
	2005	2004		2005	2004

Production:			Average Price:
Oil (MBbls):			Oil ($/Bbl):
United States	60	68	United States	$52.37	$38.87
France	404	397	France	50.92	35.39
Turkey	65	73	Turkey	43.48	31.05

Total	529	538	Total	$50.17	$35.24

Gas (MMcf):			Gas ($/Mcf):
United States	570	546	United States	$7.56	$5.81
France	—	—	France	—	—
Turkey	—	—	Turkey	—	—

Total	570	546	Total	$7.56	$5.81

MBOE:			$/BOE:
United States	155	159	United States	$48.08	$35.44
France	404	397	France	50.92	35.39
Turkey	65	73	Turkey	43.48	31.05

Total	624	629	Total	$49.86	$34.90

Revenues

Oil and natural gas sales — Oil and natural gas sales for the twelve months ended December 31, 2005 were $31.1 million, as compared to $22.3 million for the comparable period in 2004. This increase is primarily due to a significant increase in the average realized price of both oil and natural gas. Production decreased by approximately 5 MBOE due primarily to normal declines in our oil and gas properties in the US and in Turkey, offset by a slight increase in France from the results of successful workovers and new drilling.

The above table compares both volumes and prices received for oil and natural gas for the twelve months ended December 31, 2005 and 2004. Oil and natural gas prices are and probably will continue to be extremely volatile and a significant change will have a material impact on our revenue.

We had no loss on commodity derivatives for the year ended December 31, 2005, as compared to $1.3 million loss for the comparable period of 2004. We were not party to any hedging contracts as of December 31, 2005.

Costs and expenses

Lease operating — Lease operating expense was $8.2 million, or $13.13 per BOE produced for the twelve months ended December 31, 2005, as compared to $7.4 million, or $11.76 per BOE produced for the comparable period in 2004. This increase is primarily due to the workover program in France and a 5 MBOE decline in production when comparing the twelve months ended December 31, 2005 to 2004.

Exploration expense — Exploration expense for the twelve months ended December 31, 2005 was $2.9 million, as compared to $4.5 million for the comparable period in 2004. In 2004 we conducted a seismic program in the Black Sea, resulting in an additional $1.8 million of exploration expense in 2004.

Dry hole and abandonment — Dry hole and abandonment cost for the twelve months ended December 31, 2005 was $1.7 million, as compared to no dry hole and abandonment cost for the comparable period of 2004. This increase is due to expensing of the Boyabot #1 well in Turkey, which did not test sufficient oil and natural gas to be declared commercial.

Depreciation, depletion and amortization — For the twelve months ended December 31, 2005 depreciation, depletion and amortization expense was $5.2 million, or $8.40 per BOE produced, as compared to $4.1 million, or $6.53 per BOE produced for the twelve months ended December 31, 2004. This increase is primarily due to increased investments in oil and gas properties and a 4,929 BOE decline in production.

Impairment of oil and natural gas properties — Impairment charged in 2005 was $110,000 compared to no impairments in 2004. This increase was due to marginal properties in the United States.

General and administrative — General and administrative expense was $6.7 million for the twelve months ended December 31, 2005, compared with $7.5 million for the comparable period of 2004. The decrease is primarily due to allocating a portion of Turkey’s cost to the development project and exploration expense of $2.4 million. This decrease is partially offset by an increase in the United States primarily due to increased staff of approximately $121,000, Sarbanes-Oxley compliance of approximately $238,000, legal expenses of $175,000, professional fees of $167,000, data processing fees of $123,000 and expensing of stock compensation expense related to the restricted stock granted by the Board of Directors to certain employees, consultants and non employee directors of approximately $401,000.

Other income and expense — Other income and expense resulted in income of $4 million for the twelve months ended December 31, 2005 versus a loss of $790,000 for the comparable period in 2004. The increase was primarily due to a $2.4 million foreign currency exchange gain in 2005 versus a foreign exchange gain of $127,000 in 2004. In 2005 we incurred $1.4 million in interest expense, of which all was capitalized to oil and gas properties, compared to $1.9 million of interest expense in 2004, of which $432,000 was capitalized to oil and gas properties. Also in 2005 we recorded interest income of $1.4 million as compared to $515,000 in 2004.

Income available to common shares — For the twelve months ended December 31, 2005, we reported income from continuing operations net of taxes of $10.6 million, compared with a loss of $2.3 million for the same period of 2004. For the twelve months ended December 31, 2005 income available to common shares was $9.9 million versus $14.7 million for the year ended December 31, 2004.

Other comprehensive income — The most significant element of comprehensive income, other than net income, is foreign currency translation. For the year ended December 31, 2005, we had an unrealized loss of $8.1 million, as compared to unrealized income of $2.9 million for 2004. The primary reason for the unrealized loss is due to the strength of the Euro compared to the United States Dollar in 2005. The functional currency of our operations in France is the Euro and in Romania, Turkey and Hungary the functional currency is the United States Dollar. The exchange rates used to translate the financial position of the French, Turkish, Romanian and Hungarian operations at December 31, 2005 and 2004 are shown below:

	December 31,
	2005	2004

Euro	$1.1797	$1.3621

New Turkish Lira	$0.7408	$0.7418

Romania Lei	$0.3508	$—

Hungarian Forint	$0.0047	$—

Selected Quarterly Financial Data (Unaudited)

We derived the selected historical financial data in the table below from our unaudited interim consolidated financial statements. The sum of net income per share by quarter may not equal the net income per share for the year due to variations in the weighted average shares outstanding used in computing such amounts. The historical data presented here are only a summary and should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)

For the year ended December 31, 2006:
Total revenues	$9,769	$10,303	$10,726	$9,589
Total costs and expenses	7,298	7,502	7,418	12,848
Income (loss) from continuing operations	3,148	1,573	5,461	(7,615)
Income (loss) from discontinued operations, net of tax	—	—	11	—
Net income (loss)	3,148	1,573	5,472	(7,615)
Income (loss) available to common shares	3,107	1,532	5,432	(7,655)
Basic income (loss) available to common shares per share	0.20	0.10	0.35	(0.49)
Diluted income (loss) available to common shares per share	0.19	0.09	0.33	(0.49)
For the year ended December 31, 2005:
Total revenues	$6,676	$7,164	$8,770	$8,507
Total costs and expenses	5,281	5,476	7,040	7,114
Income (loss) from continuing operations	1,925	1,956	1,351	5,316
Income (loss) from discontinued operations, net of tax	10	1	14	22
Net income (loss)	1,935	1,957	1,365	5,338
Income available to common shares	1,372	1,917	1,324	5,298
Basic income available to common shares per share	0.11	0.14	0.09	0.35
Diluted income available to common shares per share	0.10	0.13	0.09	0.32

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The risks inherent in our market-sensitive instruments are the potential loss arising from adverse changes in oil and natural gas prices, interest rates and foreign currency exchange rates as discussed below. The sensitivity analysis however, neither considers the effects that such adverse changes may have on overall economic activity nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2006, and from which we may incur future earnings gains or losses from changes in commodity prices. We do not designate our derivatives as hedges; however, we do not enter into derivative or other financial instruments for trading purposes.

Oil and Natural Gas Prices

We market our oil and natural gas production primarily on a spot market basis. As a result, our earnings could be affected by changes in the prices for these commodities, regulatory matters or demand for the commodities. As market conditions dictate, from time to time we will lock in future oil and natural gas prices using various hedging techniques. We do not use such financial instruments for trading purposes, and we are not a party to any leveraged derivatives. Market risk is estimated as a 10% decrease in the prices of oil and natural gas. Based on our projections for 2007 sales volumes at fixed prices, such a decrease would result in a reduction to oil and natural gas sales revenue of approximately $7 million.

Foreign Currency Exchange Rates

The functional currency of our French operations is the Euro. While our oil sales are calculated on a U.S. dollar basis, we are exposed to the risk that the values of our French assets will decrease and that the amounts of our French liabilities will increase. Market risk is estimated as a 10% decrease in the exchange rate for Euros to U.S. dollars. Based on the net assets in our French operations at December 31, 2006, such a decrease would result in an unrealized loss of approximately $8.1 million due to foreign currency exchange rates.

Derivative Financial Instruments

We utilize commodity derivative instruments as part of our risk management program and, prior to the repayment of our senior credit facilities in January 2004, we utilized them to comply with the requirements of our senior credit facilities. These transactions are generally structured as either swaps or collar contracts. A swap has the effect of an outright sale at a specific price. A collar has the effect of creating a sale only if a floor or ceiling price is exceeded. These instruments (i) reduce the effect of the price fluctuations of the commodities we produce and sell and (ii) support our annual capital budgeting and expenditure plans. When we had our senior credit facilities that required these instruments, these instruments protected the amounts required for servicing outstanding debt and maximized the funds available under these facilities. The trading party that represents the other side of each of these transactions is known as a “counterparty.” Currently, we do not have any commodity derivative instruments for our production.

See Note 2 of Notes to Consolidated Financial Statements for the year ended December 31, 2006 for a description of our accounting policies followed relative to derivative financial instruments and for specific information regarding the terms of our derivative financial instruments that are sensitive to changes in crude oil and natural gas commodity prices.

LEGAL PROCEEDINGS

Turkish Registered Capital

Under the existing Petroleum Law of Turkey, capital that is invested by foreign companies in projects such as oil and natural gas exploration can be registered with the General Directorate of Petroleum Affairs, thereby qualifying for protection against adverse changes in the exchange rate between the time of the initial investment and the time such capital is repatriated out of Turkey. Since 1997 the Turkish government has suspended such protection for repatriated capital. As the holder of more than $50 million of registered capital, we have filed suit in Turkey to attempt to restore the exchange rate protections afforded under the law. No amounts are accrued related to this gain contingency. In March 2002, a lower level court ruled in favor of Toreador. The ruling was subject to appeal that was heard in December 2002. The appellate court reversed the lower court’s ruling. All internal Turkish legal proceedings are exhausted and the rejection of the exchange protection award is final. We have appealed the case to the European Court of Human Rights which is a court recognized by Turkey. We cannot predict the outcome of this matter.

Black Sea Incidents

In October 2005, in an incident involving a vessel owned by Micoperi Srl, the Ayazli 2 and Ayazli 3 wells were damaged, and subsequently had to be re-drilled. We and our co-venturers have made a claim in respect of the cost of re-drilling and repeating flow-testing. The amount claimed is presently approximately $10.8 million before interest, subject to adjustment when the actual cost of flow-testing the re-drilled wells is known. In addition, we and our co-venturers have claimed to recover back from Micoperi a sum of about $8.7 million paid to Micoperi under the contract between us, our co-venturers and Micoperi. Micoperi has made a cross-claim for about $6.8 million in respect of sums allegedly due to Micoperi under the contract between us, our co-venturers and Micoperi. Micoperi has also asserted a claim that the arrest of the vessel “MICOPERI 30” at Palermo, Italy was wrongful and have asserted a claim for damages in respect of such allegedly wrongful arrest. We and our co-ventures have received security from Micoperi by way of a letter of undertaking from their insurers, and have provided security to Micoperi in respect of their cross-claims by way of a bank guarantee of $7.8 million. The claims and cross-claims are subject to the jurisdiction of the English Court; however, neither side has yet commenced any court proceedings. All the amounts stated above are gross and our share would be equal to 36.75%. We have accrued our portion of the unpaid invoices and are accounting for the potential receivable from Microperi as a gain contingency. Accordingly, the potential gain has not been recorded.

Other

From time to time, we are named as a defendant in other legal proceedings arising in the normal course of business. In our opinion, the final judgment or settlement, if any, that may be awarded with any suit or claim would not have a material adverse effect on our financial position.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of the current members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Position

Nigel J. Lovett	61	Chief Executive Officer and President
Michael J. FitzGerald	56	Executive Vice President-Exploration and Production
Edward Ramirez	56	Senior Vice President-Exploration and Production
Charles J. Campise	56	Vice President-Finance & Accounting and Chief Accounting Officer
Alan D. Bell	61	Director
David M. Brewer	53	Director
Herbert L. Brewer	81	Director
Peter L. Falb	70	Director
William I. Lee	80	Director
John Mark McLaughlin	76	Director
Nicholas Rostow	57	Director
HR Sanders, Jr.	74	Director
Herbert C. Williamson III	58	Director

All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our executive officers are elected by, and serve at the designation and appointment of the board of directors. Some of our directors and executive officers also serve in various capacities with our subsidiaries. There is no family relationship between any of the nominees or between any nominee and any executive officer of Toreador, except that Mr. Herbert L. Brewer is Mr. David M. Brewer’s father.

The Board of Directors has determined that each of Messrs. Bell, Falb, Lee, McLaughlin, Rostow, Williamson, Herbert Brewer, David Brewer and Sanders is an “independent director” pursuant to Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board of Directors has further determined that Mr. Bell, Chairman of the Audit Committee, is an “audit committee financial expert” as such term is defined in Item 401(h)(2) of Regulation S-K. The Board of Directors determined that Mr. Thomas P. Kellogg, Jr. was an “independent director” pursuant to Rule 4200(a)(15) of the Nasdaq Marketplace Rules as of the date Mr. Kellogg ceased to be a director, May 9, 2006.

Background of Executive Officers and Directors

Nigel J. Lovett, Chief Executive Officer and President.  Mr. Lovett has served as our President and Chief Executive Officer since January 25, 2007. From May 2003 to January 25, 2007, he was the Managing Partner of Horsley Partners, LLC, his own investment and advisory firm. From 1998 until May 2003, he worked on private equity transactions and mergers and acquisitions advisory work for RP&C International. From 1986 until 1998, he worked with Lehman Brothers in a number of positions, including head of Lehman Brothers’ Asian investment banking and a manager with Lehman’s global banking business.

Michael J. FitzGerald, Executive Vice President-Exploration and Production.  Prior to his current position, to which he was appointed on March 14, 2007, Mr. FitzGerald, 56, was Senior Vice President-Exploration and Production of Toreador from December 31, 2001 to March 14, 2007. From 1993 through December 31, 2001, he was Vice President — Exploration and Production for Madison Oil Company. From 1978 to 1991, he was responsible for exploration in the North Sea, France and Holland for Triton Energy Company (now Amarada Hess Corporation) (“Triton”).

Edward Ramirez, Senior Vice President-Exploration and Production.  Prior to his current position to which he was appointed on March 14, 2007, Mr. Ramirez was Vice President, Technical, for Toreador since joining the company in December 31, 2001 as part of the Madison Oil acquisition. Prior to joining Toreador on December 31,

2001, Mr. Ramirez had been Vice President-Technical for Madison Oil Company since 1993. From 1989 through 1993, he was international marketing manager and international coordinator at Schlumberger/Geco-Prakla. From 1980-89, he was a geophysicist and geophysical manager for Triton.

Charles J. Campise, Vice President-Finance & Accounting and Chief Accounting Officer.  Prior to joining Toreador on May 18, 2006, Mr. Campise was Corporate Controller of Transmeridian Exploration from December 2003 until May 2005. Beginning in July 2002, he performed independent accounting and financial consulting until joining Transmeridian Exploration in December 2003. From April 2001 to June 2002, he served as the Finance Director and as a member of the Board of Directors of an Apache Corporation Joint Venture Company in Cairo, Egypt. From January 1998 to December 2011, he served as Vice President of Finance and Administration for Ocean Energy Cote d’Ivoire. Mr. Campise is our principal financial officer and was appointed Vice President-Finance & Accounting when Mr. Weir left Toreador on June 1, 2007.

Alan D. Bell, Director.  Until his retirement in June 2006, Mr. Bell was the director of Ernst & Young LLP’s energy practice in the Southwest U.S. area. He started his career with Ernst & Young in 1973 and has extensive experience in the international oil and gas industry in Africa, Australia, Europe and the Middle East. He is also a director for Dune Energy. Mr. Bell earned a master’s degree in business from Tulane University and a bachelor’s degree in petroleum engineering from the Colorado School of Mines and is a certified public accountant licensed in Texas.

David M. Brewer, Director.  Mr. David Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and was President of Madison Oil Company from 1993 to 2000. He has been an investor and entrepreneur since 2000. Formerly, he was an attorney with the New York firm of Cravath, Swaine & Moore and with Union Pacific Corporation.

Herbert L. Brewer, Director.  Mr. Herbert Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and effective July 12, 2001 became the Chief Executive Officer of Madison Oil Company until Madison Oil Company merged with Toreador on December 31, 2001. Prior to becoming Chief Executive Officer of Madison Oil Company, he had been retired and formerly was the chairman and CEO of Triton Europe (a wholly-owned subsidiary of Triton) and a director and Senior Vice-President of Triton, responsible for worldwide exploration.

Peter L. Falb, Director.  Mr. Falb is a Principal of Dane, Falb, Stone & Co., Inc., a Boston-based registered investment advisor since 1977, a Professor of Applied Mathematics, Brown University and the Managing Director of the F-Co. Holdings Companies.

William I. Lee, Director.  Mr. Lee is an independent energy explorer and producer and has been since 1952. In December 1992, he retired as President and Chief Executive Officer of Triton. In May 1995, he retired as Chairman and director of Triton. In 2000, he was appointed as a director of Madison Oil Company and served until he resigned on September 3, 2001. He is presently Chairman of the Board of Wilco.

John Mark McLaughlin, Director.  Mr. McLaughlin is Chairman of the Board of Directors of Toreador. Since 1954, he has been and is currently an attorney in private practice in San Angelo, Texas. He is President of Double-M Ranch Ltd., a family-owned Texas limited partnership, and Chairman of the Board of Texas State Bank, San Angelo, Texas. He served as President of Toreador from April 1997 to July 1998.

Nicholas Rostow, Director.  In March 2006, Mr. Rostow was appointed University Counsel and Vice Chancellor for Legal Affairs of the State University of New York (SUNY). Also, he is a tenured Professor at SUNY and a University Fellow at SUNY’s Levin Graduate Institute of International Relations and Commerce. In August 2005, he joined The Research Foundation of SUNY as Senior Counsel. From October 2001 until August 2005, he was General Counsel and Senior Policy Adviser to the U.S. Permanent Representative to the United Nations. Prior to October 2001, he was the Charles H. Stockton Chair in International Law as the U.S. Naval War College. From 1999 until 2000, he was the Staff Director of the Senate Select Committee on Intelligence and from 1998 until 1999 he was Counsel and Deputy Staff Director of the House Select Committee on Military/Commercial Concerns. Previously, he was Special Assistant for National Security Affairs to Presidents Reagan and George H.W. Bush and Legal Adviser to the National Security Council under National Security Advisers Colin L. Powell and Brent Scowcroft.

H R Sanders, Jr., Director.  Mr. Sanders was a director of Devon Energy Corporation from 1981 through 2000, and Executive Vice President of Devon Energy Corporation from 1981 through 1997. He was a Senior Vice President of Republic Bank Dallas, N.A. from 1970 to 1981. He was a director of Triton from 1977 to 1981. He is presently a director of Continental Resources, Inc., a private company.

Herbert C. Williamson III, Director.  Mr. Williamson is a private investor and has significant oil and gas experience with a strong focus on international activities. From July 2001 to June 2002, he was a part-time consultant to Petrie Parkman and Company for new business development. From April 1999 through July 2001 he was a Director and interim Chief Financial Officer of Merlon Petroleum. From October 1998 through April 1999 he was a Director and Chief Financial Officer of Seven Seas Petroleum. From 1995 through 1998 he was a Director in the Energy Group of Credit Suisse. From 1985 until 1995, he was Vice Chairman and Executive Vice President at Parker & Parsley Petroleum. He is also a director of Westside Energy and JKA Acquisition Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this compensation discussion and analysis, we discuss our compensation objectives, our decisions and the rationale behind those decisions relating to 2006 compensation for our named executive officers specifically and management in general and our decisions to date regarding 2007 compensation. The following discussion and analysis contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objectives of Our Compensation Program

Our executive compensation program is designed to provide a comprehensive compensation program to meet the following objectives:

•	attract, retain and reward key members of management who contribute to our success and motivate the management team in the development and execution of short-term and long-term business strategies and goals;

•	structure compensation based on performance measures intended to reward performance which we believe creates value for stockholders;

•	structure our compensation program to ensure retention of key members of our management; and

•	promote an ownership mentality through the use of equity-based compensation that aligns the interests of management with the interests of our stockholders.

What Our Compensation Program Is Designed to Reward

Our compensation program is designed to reward, in both the short-term and the long-term, performance that contributes to the implementation of our business strategy and the achievement of our objectives. In addition, we reward qualities that we believe help achieve our business strategy such as teamwork, individual performance in light of general economic and industry specific conditions, the ability to manage our existing assets, the ability to explore new opportunities to increase oil and natural gas production; level of job responsibility; and tenure with the Company.

Elements of Our Compensation Program and Why We Pay Each Element

Our management compensation program is comprised of four elements: base salary, cash bonus, long-term equity based compensation and benefits.

•	Base Salary. We pay base salary in order to recognize each named executive officer’s unique value and historical contributions to our success in light of salary norms in the industry and the general marketplace; to match competitors for executive talent; to provide named executive officers with sufficient, regularly paid income; and to reflect position and responsibility.

•	Cash Bonus. We include an annual cash bonus as part of our management compensation program because we believe this element of compensation (i) helps focus management on and motivate management to achieve key annual corporate objectives by rewarding the achievement of these objectives and (ii) is necessary to be competitive from a total remuneration standpoint.

Our annual incentive targets are an integral component of compensation that link and reinforce executive decision-making and performance with the annual objectives of the Company. Our Short-Term Incentive Compensation Plan (the “Cash Incentive Plan”) provides cash bonuses to our named executive officers and other eligible employees based on (i) our oil and gas reserves, (ii) oil and gas production, (iii) general and administrative expenses and (iv) operating income. Each January, the Compensation Committee, after consulting with the President and Chief Executive Officer and the Chief Financial Officer regarding the annual budget, determines the goals for that year for our (i) oil and gas reserves, (ii) oil and gas production, (iii) general and administrative expenses and (iv) operating income. These four criteria are the same for all the named executive officers and eligible employees. In addition, the Compensation Committee determines the percentage of such person’s base pay that will be the target bonus if all four objectives are achieved. After the end of such year, the Compensation Committee will examine the Company’s results as compared to the four corporate objectives. If the Company achieves all four goals, the Compensation Committee most likely would recommend to the Board of Directors that each named executive officer and other eligible employees be paid his or her target bonus under the Cash Incentive Plan. If the Company does not achieve all four goals, the Compensation Committee shall determine what amount of bonus, if any, should be paid to the named executive officers and the other eligible employees based on a percentage of the target bonus. The Compensation Committee has the right to modify the criteria and/or the target bonus and to pay no bonus or less than the target bonus even if all four criteria are met.

•	Long-Term Equity Incentive Compensation. Our long-term equity incentive compensation program is the primary vehicle for (i) aligning named executive officers’ and other employees’ interests with the interests of our stockholders, (ii) offering long-term incentives and rewards to our named executive officers and other employees, (iii) providing an incentive for retention of named executive officers and employees and (iv) providing a competitive total compensation package.

Formerly we granted stock options to motivate our employees in a manner consistent with the interests of our Company and our stockholders; however, due to changes in regulatory, tax and accounting treatment, we began granting restricted stock in 2005. Beginning in 2005, we have had an annual Long-Term Incentive Compensation Plan (the “Stock Incentive Plan”) that provides restricted stock to our named executive officers and other eligible employees based on the same four criteria set forth above under the “Cash Incentive Plan.” As with the Cash Incentive Plan, each January, the Compensation Committee, after consulting with the President and Chief Executive Officer and Chief Financial Officer regarding the annual budget, determines the goals for that year for our (i) oil and gas reserves, (ii) oil and gas production, (iii) general and administrative expenses and (iv) operating income. These four criteria are the same for all the named executive officers and eligible employees. For each named executive officer and eligible employee, the Compensation Committee sets a target number of shares of restricted stock. After the end of such year, the Compensation Committee examines the Company’s results as compared to the four corporate objectives. If the Company achieves all four goals, the Compensation Committee most likely would issue to each named executive officer and eligible employee that number of shares of restricted stock equal to his or her target number under the Stock Incentive Plan. The restrictions on transferability on the restricted stock would normally lapse in equal installments on each of the one year, two year and three year anniversary of the granting of the restricted stock if the employee is still employed by us on such date. These restricted stock shares are granted pursuant to our 2005 Long-Term Incentive Plan which was approved by our stockholders at the 2005 annual meeting and amended at the 2006 annual meeting. If the Company does not achieve all four goals, the Compensation Committee determines what amount of restricted stock, if any, should be paid to the named executive officers and the other eligible employees. The Compensation Committee has the right to modify the criteria and/or the target number of shares of restricted stock and not to issue the number of target shares or any of the target shares even if all four criteria are met.

How We Determine Each Element of Compensation

The Compensation Committee and the Board of Directors oversee our compensation program. In accordance with The Nasdaq Marketplace Rules, the Compensation Committee is responsible for recommending to the Board of Directors for approval certain types and levels of compensation for our executive officers and for determining itself other types and levels of compensation for our executive officers. Specifically, the responsibilities of the Compensation Committee include: (i) reviewing our compensation strategy; (ii) reviewing and making recommendations to the Board of Directors with respect to the base salary, incentive compensation, deferred compensation, stock options, performance units and other equity based awards for the Chief Executive Officer; (iii) consulting with the Chief Executive Officer prior to the Compensation Committee making recommendations to the Board of Directors with respect to the base salary, incentive compensation, deferred compensation, stock options, performance units and other equity based awards for the other executive officers; and (iv) administering incentive and equity based plans in which the Chief Executive Officer and other executive officers may be participants.

The Compensation Committee also reviews and makes recommendations to the Board of Directors regarding (i) any employment agreement, severance agreement, change in control agreement or provision, or separation agreement, or any amendment to the same, that is proposed to be entered into with the Chief Executive Officer; (ii) any deferred compensation arrangement or retirement plan or benefits that are proposed to be entered into with the Chief Executive Officer; and (iii) the benefits and perquisites offered to the Chief Executive Officer. The Compensation Committee consults with the Chief Executive Officer in connection with its annual review and prior to making recommendations to the Board of Directors regarding (i) any employment agreement, severance agreement, change in control agreement or provision, or separation agreement, or any amendment to the same, that is proposed to be entered into with any executive officer other than the Chief Executive Officer; (ii) any deferred compensation arrangement or retirement plan or benefits that are proposed to be entered into with any executive officer other than the Chief Executive Officer; and (iii) the benefits and perquisites offered to any executive officer other than the Chief Executive Officer.

The Compensation Committee is composed of Messrs. McLaughlin, Lee, Rostow and Sanders, all of whom are independent, non-employee directors pursuant to The Nasdaq Marketplace Rules and Rule 16b-3 promulgated pursuant to the Exchange Act.

The Compensation Committee has the authority to retain and terminate independent third party compensation consultants to obtain independent advice and assistance from internal and external legal, accounting and other advisors. The Compensation Committee annually reviews market and industry data to assess our competitive position with respect to the individual elements of total executive compensation to ensure the attraction, retention and appropriate reward of our President and Chief Executive Officer. The Compensation Committee also assists the President and Chief Executive Officer in annually reviewing market and industry data to assess our competitive position with respect to the individual elements of total executive compensation to ensure the attraction, retention and appropriate reward of our other executive officers.

In accordance with the authority granted under its charter, the Compensation Committee has engaged Longnecker and Associates (“Longnecker”), an independent compensation consultant, on an annual basis to conduct an independent compensation review and to provide analysis and recommendations for our compensation programs. As part of its process, in January Longnecker assessed the competitiveness of our executive compensation as compared to executive compensation of comparable companies in the oil and natural gas industry by comparing our executive compensation to that of a peer group of 16 public companies in the oil and natural gas industry which were as follows in the most recent survey:

Abraxas Petroleum	Exploration Company of Delaware, Inc.
ATP Oil & Gas Corporation	FX Energy, Inc.
Brigham Exploration Co.	Goodrich Petroleum, Inc.
Carrizo Oil & Gas, Inc.	Harken Energy Corporation
Comstock Resources, Inc.	Harvest Natural Resources, inc.
Contango Oil & Gas Company	Parallel Petroleum Corp.
Delta Petroleum Corp	PetroQuest energy, Inc.
Edge Petroleum Corp	Transamerica Exploration Incorporated

In recommending base salaries to the Board of Directors for 2006 and 2007 and in setting the Cash Incentive Plan targets and Stock Incentive Plan targets for 2006 and 2007, the Compensation Committee considered subjective factors and utilized the Longnecker report described above to determine the base salary, potential cash bonus and potential equity grant of our President and Chief Executive Officer as compared to the president and chief executive officer of comparable companies and of our other management members as compared to comparable management members of comparable companies. The Compensation Committee established general guidelines of base salary, total cash compensation and equity compensation of the President and Chief Executive Officer and the other members of management at or above the 50th percentile of peer companies with the 75th percentile being the maximum.

In addition, the compensation package for the President and Chief Executive Officer is designed to recognize the fact that he bears the primary responsibility for effective management and operation of our business, the development of a successful business plan, the implementation of business strategy initiatives to lay the foundation for our steady and stable growth and increasing stockholder value. Accordingly, when evaluating the President and Chief Executive Officer’s on-the-job performance with respect to each of the categories of compensation, the Compensation Committee considers leadership, strategic planning for our future, dedication and focus on the short-term and long-term interests of the Company and its stockholders and professionalism, integrity and competence. Generally, in addition to the Longnecker report, the total compensation package for the other management members is based upon the individual’s responsibilities, experience and expected performance, taking into account, among other items, the individual’s initiative, contributions to our overall performance and handling of special projects.

With regard to potential cash bonus and potential equity grants, the named executive officers are usually above the 50th percentile on their target amounts of cash or shares of restricted stock in order to place a higher percentage of their compensation at risk and to greater align their interests, for the short-term and long-term, with the interests of our stockholders.

Base Salary.  At the January meeting, after considering the Longnecker report and the general compensation philosophy of the Company to be at least at the 50th percentile of the comparison companies, the Compensation Committee meets by itself to review the base salary of the President and Chief Executive Officer and then meets with the President and Chief Executive Officer to obtain his recommendations for the base salaries of the other members of management, including the other named executive officers. The Compensation Committee then recommends to the Board of Directors the base salary of the President and Chief Executive Officer and, after taking into account the President and Chief Executive Officer’s recommendations, recommends to the Board of Directors the base salary of the other members of management, including the other named executive officers.

In January 2006, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved the following base salaries for the named executive officers:

Named Executive Officer	2006 Base Salary

G. Thomas Graves III	$420,000
Chief Executive Officer and President
Douglas W. Weir	$250,000
Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	$270,000
Senior Vice President — Exploration and Production
Charles J. Campise	$160,000
Vice President Accounting and Chief Accounting Officer

In January 2007, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved the following base salaries for the named executive officers with Mr. Lovett replacing Mr. Graves as the President and Chief Executive Officer.

Named Executive Officer	2007 Base Salary

Nigel J. Lovett	$428,400
Chief Executive Officer and President(1)
Douglas W. Weir	$255,000
Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	$275,000
Executive Vice President — Exploration and Production
Charles J. Campise	$168,000
Vice President Accounting and Chief Accounting Officer

(1)	See below regarding the decrease in Mr. Lovett’s salary pursuant to his employment agreement entered into on March 14, 2007.

On March 14, 2007 but effective on January 25, 2007, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved an employment agreement with Mr. Lovett pursuant to which his base salary was lowered to $360,000 in exchange for his agreement to receive additional equity. In addition, on March 14, 2007, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved appointing Mr. FitzGerald as Executive Vice President, Exploration and Production and appointing Edward Ramirez as Senior Vice President, Exploration and Production. In connection with these promotions, the Compensation Committee recommended and the Board of Directors approved the entering into employment agreements with these two executive officers and the other named executive officers with their 2007 base salaries remaining as set forth above. Mr. Ramirez’s base salary was continued at $220,500 pursuant to his employment agreement. See “Termination of Employment Arrangements” and “Potential Payments Upon Termination or Change in Control” for further information regarding these employment agreements.

Cash Incentive Plan.  Mid-level and upper-level management, including our President and Chief Executive Officer and other named executive officers, were eligible to participate in the 2006 Cash Incentive Plan. In keeping with the Company’s goal of being at least at the 50th percentile of the comparison group and taking into account the recommendations of the President and Chief Executive Officer for all persons other than the President and Chief Executive Officer, funding under the 2006 Cash Incentive Plan was initially set at $1,123,790. Awards under the 2006 Cash Incentive Plan were based on the following performance goals:

•	Oil and Gas Reserves: Our oil and gas reserves as measured using SEC criteria and reported in our Form 10-K for the year ended December 31, 2006 were to increase by 100% during 2006 from acreage held by us on January 1, 2006.

•	Oil and Gas Production: Our annual oil and gas production for 2006 as reported on Form 10-K for the year ended December 31, 2006 was to equal or exceed 717,766 BOE from acreage held by Toreador on January 1, 2006.

•	General and Administrative Expense: We were to hold general and administrative expenses to a maximum of $9.0 million in 2006, subject to adjustment to accommodate additional general and administrative expenses incurred at the direction of the Board of Directors.

•	Operating Income: Our operating income, defined as oil and gas sales less lease operating expenses, general and administrative expenses and depreciation, depletion and amortization expenses, was to be at least $15.5 million.

In January 2007, the Compensation Committee determined that the Company had achieved approximately 75% of its 2006 Cash Incentive Plan performance goals and recommended to the Board of Directors that it award, and the Board of Directors did award, aggregate cash bonuses to management of $981,875, or 75% of the initial funding amount.

Also in January 2007, the Compensation Committee established corporate performance goals for the 2007 Cash Incentive Plan as follows:

•	Oil and Gas Reserves: Our oil and gas reserves as measured using SEC criteria and reported in our Form 10-K for the year ended December 31, 2007 shall increase by 50% during 2007 from acreage held by us on January 1, 2007 on a fully diluted basis. The 2006 reserves were approximately 16 million barrels of oil equivalent (BOE) or .80 BOE per outstanding share at the end of 2006. The goal for 2007 is approximately 1.2 BOE per outstanding fully diluted share.

•	Oil and Gas Production: Our annual oil and gas production for 2007 as reported on Form 10-K for the year ended December 31, 2007 shall equal or exceed 150% of the production for 2006.

•	General and Administrative Expense: We shall hold general and administrative expenses to a maximum of $10.0 million in 2007, subject to adjustment to accommodate additional general and administrative expenses incurred at the direction of the Board of Directors and excluding payments to Mr. Graves in connection with his resignation as President and Chief Executive Officer.

•	Operating Income: Our operating income, defined as oil and gas sales less lease operating expenses, general and administrative expenses and depreciation, depletion and amortization expenses, shall be at least $30.0 million, excluding payments to Mr. Graves in connection with his resignation as President and Chief Executive Officer.

In keeping with the goal of at least being at the 50th percentile of the comparison group and after taking into account the recommendation of the President and Chief Executive Officer for all persons other than the President and Chief Executive Officer, funding under the 2007 Cash Incentive Plan initially has been set at $1.5 million.

The target awards set in January 2006 and the actual awards determined for our named executive officers in January 2007 based on our 2006 results under the our 2006 Cash Incentive Plan and the target awards set in January 2007 under the 2007 Cash Incentive Plan are as follows:

	2006 Cash Incentive Plan						2007 Cash Incentive Plan
			Target 2006						Target 2007
	Percent of		Award		Actual		Percent of		Award
Named Executive Officer	Base Pay		(maximum)		Award (75%)		Base Pay		(maximum)

G Thomas Graves III	60%		$252,000		$189,000			(1)		(1)
Chief Executive Officer And President
Nigel J. Lovett		(2)		(2)		(2)	70%		$252,000	(3)
Chief Executive Officer And President
Douglas W. Weir	50		125,000		93,750		78		200,000
Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	45		119,250		89,438		75		206,550
Executive Vice President — Exploration and Production
Charles J. Campise	40		62,000		46,500		35		58,800
Vice President Accounting and Chief Accounting Officer
Edward Ramirez		(4)		(4)		(4)	39		85,680
Senior Vice President — Exploration and Production(4)

(1)	Mr. Graves resigned on January 25, 2007

(2)	Mr. Lovett was appointed Chief Executive Officer and President on January 25, 2007

(3)	Pursuant to his employment agreement entered into on March 14, 2007, Mr. Lovett is to receive at least 50% of any bonus under the 2007 Cash Incentive Plan in shares of common stock, with Mr. Lovett determining the exact percentage to be received in shares of common stock.

(4)	Mr. Ramirez was appointed Senior Vice President, Exploration and Production on March 14, 2007 and was not a named executive officer for 2006. Currently, he is anticipated to be a named executive officer for 2007.

In addition to payments under the 2006 Cash Incentive Plan, the Compensation Committee recommended and the Board of Directors approved the issuing of a $50,000 bonus to Mr. Campise in 2007 as a result of his contributions in 2006 in assisting with the restatement of our financial statements for the years ended December 31, 2003, 2004 and 2005 and the quarters ended March 31, 2006 and June 30, 2006.

Stock Incentive Plan.  For performance during 2006, mid-level and upper-level management, including our President and Chief Executive Officer and other named executive officers, were eligible to participate in the 2006 Stock Incentive Plan. The number of target shares of restricted stock under the 2006 Stock Incentive Plan was initially set at 83,269 shares. The target number of shares was determined by a Longnecker report formula setting forth a dollar value for each management position based on the goal of the Company being at least at the 50th percentile of the comparison group and after taking into account the recommendation of the President and Chief Executive Officer for all persons other than himself. Based on the closing price on the date of the Longnecker report, the Compensation Committee determined how many shares of common stock the dollar value would become if the target were met. The Compensation Committee awards for 2006 under the 2006 Stock Incentive Plan were based on the same performance goals as described above for the 2006 Cash Incentive Plan.

In January 2007, the Compensation Committee determined that the Company had achieved approximately 75% of its 2006 Stock Incentive Plan goals and awarded 67,095 shares of restricted stock, or 75% of the initial target amount. The shares of restricted stock were issued pursuant to our 2005 Long-Term Incentive Plan with the restrictions on transferability lapsing in equal installments on the one year, two year and three year anniversary of the grant date if employees are still employed by us on such dates, except with respect to Mr. Graves. In connection with the letter agreement entered into with Mr. Graves on his date of resignation, the stock granted to him pursuant to the 2006 Stock Incentive Plan was granted without any restriction on transferability.

Also in January 2007, the Compensation Committee established the same four corporate performance goals for the 2007 Stock Incentive Plan as were set forth in the 2007 Cash Incentive Plan described above. The number of shares under the 2007 Stock Incentive Plan was initially set at 95,000 shares of restricted stock. As with the 2006 Stock Incentive Plan, the target number of shares was determined by a Longnecker report formula setting forth a dollar value for each management position based on the goal of the Company being at least at the 50th percentile of the comparison group and after taking into account the recommendation of the President and Chief Executive Officer for all persons other than himself. Based on the closing price on the date of the Longnecker report, the Compensation Committee determined how many shares of common stock the dollar value would become if the target were met.

The target number of shares of restricted stock set in January 2006 and the actual number of shares of restricted stock granted for our named executive officers in January 2007 based on our 2006 results under the our 2006 Stock Incentive Plan and the target awards set in January 2007 under the 2007 Stock Incentive Plan are as follows:

								2007 Stock
	2006 Stock Incentive Plan							Incentive Plan
						Base Price
	Target 2006					of Award		Target 2007
	Award		Actual		Grant	on Grant Date		Award
Named Executive Officer	(maximum)		Award (75%)		Date	($/Sh)		(maximum)

G Thomas Graves III	27,900		20,900		January 25, 2007	$27.42			(1)
Chief Executive Officer And President
Nigel J. Lovett		(2)		(2)	(2)		$(2)	40,000	(3)
Chief Executive Officer And President
Douglas W. Weir	10,800		8,100		January 25, 2007	$27.42		12,300
Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	10,500		7,800		January 25, 2007	$27.42		12,300
Executive Vice President — Exploration and Production
Charles J. Campise	3,500		2,600		January 25, 2007	$27.42		6,500
Vice President Accounting and Chief Accounting Officer
Edward Ramirez		(4)		(4)	(4)		$(4)	8,000
Senior Vice President — Exploration and Production(4)

(1)	Mr. Graves resigned on January 25, 2007

(2)	Mr. Lovett was appointed Chief Executive Officer and President on January 25, 2007

(3)	Pursuant to his employment agreement entered into on March 14, 2007, Mr. Lovett is to receive 40,000 shares of restricted stock if all four goals under the 2007 Stock Incentive Plan are met.

(4)	Mr. Ramirez was appointed Senior Vice President, Exploration and Production on March 14, 2007 and was not a named executive officer for 2006. Currently, he is anticipated to be a named executive officer for 2007.

Under the Stock Incentive Plan for 2005, restricted stock awards were made on January 26, 2006 for achievement of 50% of the corporate performance goals related to 2005. Because these awards were granted in 2006, they are reflected in the Grant of Plan Based Awards table below even though the grants relate to 2005 performance goals.

In addition to issuing restricted stock in January pursuant to the Stock Incentive Plan for any year, grants of restricted stock under the 2005 Long-Term Incentive Plan may be awarded at the discretion of the Board of Directors in other circumstances. In recognition of his contributions to the Company and to remain competitive within the industry, on May 30, 2006, we issued 40,000 shares of restricted stock to Mr. FitzGerald pursuant to the 2005 Long-Term Incentive Plan. The restrictions on transferability terminate with regard to 10% of the shares on May 30, 2007, 20% of the shares on May 30, 2008, 30% of the shares on May 30, 2009 and the remaining 40% of the shares on May 30, 2010 if Mr. FitzGerald is still an employee on such dates.

Benefits.  We offer a variety of health and welfare programs to all eligible employees, including the named executive officers. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, pharmacy, dental, vision, life insurance and accidental death and disability. We provide full time employees, regularly scheduled to work 40 or more hours per week, short and long-term disability and basic life insurance at no cost to the employee. We offer a qualified 401(k) savings and retirement plan. All of our employees, including the named executive officers, are generally eligible for the 401(k) plan. Our contribution to the 401(k) plan is a percentage of the participants’ salary. The amounts of our matching contributions under the 401(k) Plan for 2006 for each of the named executive officers is included in column (i) “All Other Compensation” of the “Summary Compensation Table” of this proxy statement. In addition, in accordance with what we believe to be industry standard, for Messrs. Graves and Weir, we provided an automobile allowance, for Messrs. FitzGerald and Campise, we provided a gasoline allowance and for Mr. Graves we paid club dues and business expenses relating to the use of the clubs and provided an independent contractor to perform personal financial assistance.

In connection with his becoming our President and Chief Executive Officer, we have agreed to reimburse Mr. Lovett for (i) reasonable personal travel between his New York office, his Connecticut home and our Dallas office, (ii) his reasonable moving and storage costs when he moved to Dallas and (iii) his reasonable moving and storage costs when he moves from Dallas at the end of his employment with us.

How Elements of Our Compensation Program Are Related to Each Other

We view the various components of compensation as related but distinct with a significant portion of total compensation reflecting a risk aspect tied to long-term and short-term financial and operational goals. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash or non-cash compensation, or among different forms of non-cash compensation.

Accounting and Tax Considerations

In general, we have structured our compensation program to comply with Internal Revenue Code Sections 162(m). Under Section 162(m), a limitation is placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1 million in any taxable year, unless the compensation is performance based.

Although we will generally attempt to structure executive compensation so as to preserve deductibility, we also believe that there may be circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Internal Revenue Code. Although equity awards may be deductible for tax purposes by us, the accounting rules pursuant to Statement of Financial Accounting Standard 123R, Share-Based Payment, require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Termination of Employment Arrangements

In September 2001, Madison Oil Company and Mr. FitzGerald executed an employment agreement, pursuant to which Mr. FitzGerald agreed to remain as Vice President-Exploration and Operations. The employment agreement set Mr. FitzGerald’s annual salary of $185,000 and provided that if his employment terminated for any reason other than for cause or a voluntary resignation and he executed a standard termination agreement upon termination, he would receive his monthly salary for twelve months following his termination and 50% of his unvested stock options would vest on the termination date and he would have one year from the date of his termination to exercise his vested stock options. When Madison Oil Company was acquired by us, we assumed the liabilities under this employment agreement. For 2006, Mr. FitzGerald’s annual salary was $270,000. This employment agreement has been superseded by Mr. FitzGerald’s new employment agreement described below. As of December 31, 2006, there were no other employment agreements with the named executive officers.

On November 8, 2006, we entered into an agreement with Mr. FitzGerald pursuant to which if a “Change in Control” (as defined below) under the 2005 Long-Term Incentive Plan occurs in which the Company or any subsidiary is a party prior to January 1, 2011 and Mr. FitzGerald is still an employee at such time, Mr. FitzGerald may be granted additional shares of common stock without restrictions on transferability. If the Change of Control occurs and Mr. FitzGerald has not received a grant of restricted stock in either 2009 or 2010, Mr. FitzGerald shall be granted 16,000 shares of common stock. If the Change of Control occurs and Mr. FitzGerald has received a grant of restricted stock in 2009 but has not received a grant of restricted stock in 2010, Mr. FitzGerald shall be granted 8,000 shares of common stock.

If we are the surviving or resulting corporation in any merger, consolidation or share exchange, any incentive granted pursuant to the 2005 Long-Term Incentive Plan shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of common stock subject to the incentive would have been entitled. In the event of any merger, consolidation or share exchange pursuant to which we are not the surviving or resulting corporation, there shall be substituted for each share of common stock subject to the unexercised portions of outstanding incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to our stockholders in respect to each share of common stock held by them, such outstanding incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, except as may be required to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations or other guidance issued thereunder, all incentives granted pursuant to the 2005 Long-Term Incentive Plan may be canceled by us, in our sole discretion, as of the effective date of any Change in Control in accordance with the terms and provisions of the 2005 Long-Term Incentive Plan providing for notice and possible acceleration of vesting in the discretion of the Board of Directors or the Compensation Committee or payments. In case we shall, at any time while any incentive under the 2005 Long-Term Incentive Plan shall be in force and remain unexpired, (i) sell all or substantially all of our property, or (ii) dissolve, liquidate, or wind up our affairs, then each participant under the 2005 Long-Term Incentive Plan shall be entitled to receive, in lieu of each share of our common stock which such participant would have been entitled to receive under the incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of our common stock.

A Change in Control is defined in the 2005 Long-Term Incentive Plan as any one of the following: (i) during any period of two (2) consecutive years, individuals who, at the beginning of such period constituted the entire board, cease for any reason (other than death) to constitute a majority of the directors, unless the election, or the nomination for election, by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period; (ii) any person or group of persons (i.e., two or more persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of our equity securities) (other than any “group” deemed to exist by virtue of aggregating the number of securities beneficially owned by any or all of our current directors (and the “Affiliates” of such directors (as defined below) serving as such as of the date of the plan (collectively, the “Exempt Group”)) together with his or its Affiliates, becomes the beneficial owner, directly or indirectly, of 50.1% or more of the voting power of our then outstanding securities entitled generally to vote for the election of our directors; (iii) the merger or consolidation of us with or into any other entity if we are not the surviving entity (or we are the surviving entity but our voting securities are exchanged for securities of any other entity) and any person or group of persons (other than the Exempt Group), together with his or its Affiliates, is the beneficial owner, directly or indirectly, of 50.1% or more of the surviving entity’s then outstanding securities entitled generally to vote for the election of the surviving entity’s directors; or (iv) the sale of all or substantially all of our assets or the liquidation or dissolution of us. Affiliate is defined in the

2005 Long-Term Incentive Plan to mean any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

On March 14, 2007, we entered into employment agreements with Nigel Lovett, our current President and Chief Executive Officer, Michael J. FitzGerald, our Executive Vice President, Exploration and Production, Douglas W. Weir, our Senior Vice President and Chief Financial Officer, Edward Ramirez, our Senior Vice President, Exploration and Production and Charles Campise, our Vice President and Chief Accounting Officer.

Pursuant to his employment agreement, Mr. Lovett is to receive 10,000 shares of common stock on January 25, 2008, 20,000 shares of common stock on January 25, 2009, 30,000 shares of common stock on January 25, 2010 and 40,000 shares of common stock on January 25, 2011. If prior to the end of his fourth year of employment, Mr. Lovett resigns for Good Reason (as defined below), is terminated other than for Cause (as defined below) or a Change of Control (as defined below) occurs and following such Change of Control, Mr. Lovett is terminated without Cause, Mr. Lovett is demoted from the positions of President and Chief Executive Officer or Mr. Lovett’s authorities, powers, functions, responsibilities or duties are materially reduced, the shares that have not been granted at that time will be granted to Mr. Lovett.

If Mr. Lovett is terminated for Cause, as a result of a voluntary resignation that is not for Good Reason or due to a Disability (as defined below), he only receives his annual base salary and payment for earned but unused vacation time through the date of his termination. If Mr. Lovett is terminated without Cause or resigns for Good Reason, Mr. Lovett will be entitled to receive the following: (i) all salary earned through the date of termination and payments for all earned but unused vacation time; (ii) two years annual base salary paid out over 24 months and (iii) if we provide medical insurance for our employees, medical insurance premiums for the lesser of two years or until Mr. Lovett’s coverage under our United States medical plan terminates.

If there is a Change of Control and following such Change of Control, Mr. Lovett is terminated without Cause, Mr. Lovett is demoted from the positions of President and Chief Executive Officer or Mr. Lovett’s authorities, powers, functions, responsibilities or duties are materially reduced, all stock awards granted to Mr. Lovett under the 2007 Cash Incentive Plan, which Mr. Lovett will receive at least 50% in the form of common stock, or the 2007 Stock Incentive Plan will be fully vested.

Pursuant to the employment agreements for Messrs. FitzGerald, Weir, Ramirez and Campise, if any of them is terminated without Cause or resigns for Good Reason, such executive shall be entitled to receive the following: (i) all salary earned through the date of termination and payments for all earned but unused vacation time; (ii) two years annual base salary paid out over 24 months and (iii) if we provide medical insurance for our employees, medical insurance premiums for the lesser of two years or until the executive’s coverage under our United States medical plan terminates.

“Cause” for Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise is defined to mean (i) the executive’s commission of a dishonest or fraudulent act in connection with the executive’s employment, or the misappropriation of our property; (ii) the executive’s conviction of, or plea of nolo contendere to, a felony or crime involving dishonesty; (iii) the executive’s inattention to duties, unsatisfactory performance, or failure to perform the executive duties, provided in each case we give the executive written notice and thirty (30) days to correct the executive’s performance to our satisfaction; (iv) a substantial failure to comply with our policies; (v) a material and willful breach of the executive’s fiduciary duties in any material respect, provided in each case we give the executive written notice and thirty (30) days to correct; (vi) the executive’s failure to comply in any material respect with any legal written directive of our board of directors; or (vii) any act or omission of the executive which is of substantial detriment to us because of the executive’s intentional failure to comply with any statute, rule or regulation, except any act or omission believed by the executive in good faith to have been in or not opposed to our best interest (without intent of the executive to gain, directly or indirectly, a profit to which the executive was not legally entitled).

“Disability” for Mr. Lovett is defined to mean a physical or mental condition which, in the judgment of the Board of Directors (excluding the executive, if applicable) prevents the executive from performing the essential functions of the executive’s position with us, even with reasonable accommodation, for a period of not less than ninety (90) consecutive days.

“Good Reason” for Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise is defined to mean (i) failure to elect or re-elect or otherwise to maintain the executive in the office or the position, or a substantially equivalent office or position, of or with us (or any successor thereto by operation of law or otherwise), as the case may be, which the executive holds at the effective date of the employment agreement; (ii) (A) a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with us which the executive holds at the effective date of the employment agreement, or (B) a reduction in the executive’s annual base salary set forth in the employment agreement received from us and the annual bonus opportunity available to the executive for the year in which the termination occurs under our then existing bonus program applicable to the executive, any of which is not remedied by us within thirty (30) calendar days after receipt by us of written notice from the executive of such change, reduction or termination, as the case may be; (iii) we relocate our principal executive offices (if such offices are the principal location of the executive’s work), or require the executive to have his or her principal location of work changed, to any location that, in either case, is in excess of twenty-five (25) miles from the location thereof at the effective date of the employment agreement; or (iv) without limiting the generality or effect of the foregoing, any material breach of this employment agreement by us or any successor thereto which is not remedied by us within thirty (30) calendar days after receipt by us of written notice from the executive of such breach.

On January 25, 2007, Mr. G. Thomas Graves III, resigned as our President and Chief Executive Officer. On that date, a letter agreement was executed whereby we provided for the immediate vesting of 50,900 shares of his restricted stock and issued the 20,900 shares of stock granted to him on January 25, 2007 without a vesting requirement. Subsequently, pursuant to the letter agreement, on April 17, 2007, we entered into a Separation and Mutual Release Agreement with Mr. Graves. The Separation and Mutual Release Agreement specified the following (i) $840,000 to be paid as separation pay, of which $385,000 is to be paid in equal installments through December 31, 2007 and the remaining $455,000 is to be paid in a lump sum in 2008 on or before March 14, 2008; (ii) $188,666 to be paid as bonus pay and is to be paid in two equal installments of $94,333 on each of December 31, 2007 and December 31, 2008; and (iii) reimbursement for monthly premium costs incurred under the Consolidated Omnibus Budget Reconciliation Act for a period not to exceed eighteen months.

Stock Ownership Policy

Currently the Company does not have a stock ownership policy and does not have a policy that prohibits employees hedging their economic exposure to any shares of the Company stock that they might own.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K, Item 402(b) with management. Based on the review and discussions referred to in the preceding sentence, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement.

By the Compensation Committee:

J. Mark McLaughlin, Chairman
Nicholas Rostow
H R Sanders
William I. Lee

April 27, 2007

Summary Compensation Table

The following table sets forth information regarding the total compensation received by or earned by (i) the Company’s Chief Executive Officer during 2006, (ii) the Company’s Chief Financial Officer during 2006 and (iii) our other executive officers other than the Chief Executive Officer or the Chief Financial Officer in 2006 who were serving as executive officers as of December 31, 2006. This table and accompanying narrative should be read in conjunction with the Compensation Discussion and Analysis , which sets forth the objectives and other information regarding the Company’s executive compensation program.

					Non-Equity
Name and Principle				Stock	Incentive Plan	All Other
Position	Year	Salary	Bonus(1)	Awards(2)	Compensation(3)	Compensation		Total

G Thomas Graves III	2006	$420,000	$—	$293,367	$189,000	$75,357	(4)	$977,724
Chief Executive Officer And President
Douglas W. Weir	2006	250,000	—	176,020	93,750	19,886	(5)	539,656
Senior Vice President — Chief Financial Officer
Michael J. FitzGerald	2006	270,000	—	261,873	89,438	14,736	(6)	636,047
Executive Vice President — Exploration and Operations
Charles J. Campise	2006	160,000	50,000	65,953	46,500	11,329	(7)	333,782
Vice President Accounting And Chief Accounting Officer

(1)	Amount shown represents that the bonus was earned in 2006 even though the bonus payment was made in 2007. On February 12, 2007, in recognition for his efforts in assisting with the restated financial statements for the years-ended December 31, 2003, 2004 and 2005 and the quarters ended March 31, 2006 and June 30, 2006, the Board of Directors authorized the issuance of a special bonus of $50,000 to Mr. Campise.

(2)	Stock awards are the dollar amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with the Statement of Financial Accounting Standard (“SFAS”) 123R, Share-Based Payment, and includes awards granted in prior periods. Our policy and assumptions made in the valuation of share-based payments are contained in note 2 of the consolidated financial statements for the year-ended December 31, 2006 included herein.

(3)	Amounts shown represent the non equity incentive plan compensation earned in 2006. All non-equity incentive plan compensation payments were made in 2007. For further information, see “Cash Incentive Plan.”

(4)	Other compensation consists of (i) premium on a life insurance policy for $16,291, (ii) premium on a long term care policy for $1,999, (iii) premium on temporary or total disability insurance policy of $10,424, (iv) long-term care disability insurance of $2,636, (v) automobile lease, insurance and gas reimbursement of $8,108 related to personal use, (vi) Toreador’s 401(k) matching contribution to employee for $10,900, (vii) club dues and memberships of $8,458 and (viii) payment for a contractor to perform personal financial assistance for $16,541.

(5)	Other compensation consists of (i) premium on a long term care policy for $1,704, (ii) automobile lease, insurance and gas reimbursement of $7,626 related to personal use, (iii) Toreador’s 401(k) matching contribution to employee for $7,900 and (iv) long-term care disability insurance of $2,636.

(6)	Other compensation consists of (i) gas reimbursement of $1,200, (ii) Toreador’s 401(k) matching contribution to employee for $10,900 and (iii) long-term care disability insurance of $2,636.

(7)	Other compensation consists of (i) long-term care disability insurance of $2,109 (ii) gas reimbursement $1,200 and (iii) Toreador’s 401(k) matching contribution to employee for $8,020.

Grants of Plan-Based Awards

The following table summarizes the 2006 grants of equity and non-equity plan-based awards.

GRANTS OF PLAN BASED AWARDS

							All
							Other
			Estimated Possible		Estimated Possible		Stock	Grant
		Compensation	Payouts Under Non-Equity		Payouts Under Equity		Awards	Date Fair
		Committee	Incentive Plan Awards(1)		Incentive Plan Awards(2)		Number of	Value of
	Grant	Action	Target	Maximum	Target	Maximum	Shares of	Stock
Name	Date	Date	($)	($)	(#)	(#)	Stock (#)	Awards(5)

G. Thomas Graves III			252,000	252,000
	1/26/06	1/26/06			27,900	27,900
	1/26/06	1/26/06					20,000(3)	$626,600
Douglas W. Weir			125,000	125,000
	1/26/06	1/26/06			10,800	10,800
	1/26/06	1/26/06					12,000(3)	$375,960
Michael J. FitzGerald			119,250	119,250
	1/26/06	1/26/06			7,800	7,800
	1/26/06	1/26/06					8,000(3)	$250,640
	5/30/06	1/26/06					40,000(4)	$1,112,400
Charles J. Campise			62,500	62,500
	1/26/06	1/26/06			3,500	3,500
	1/26/06	1/26/06					2,000(3)	$62,660

(1)	Granted pursuant to the 2006 Short-Term Incentive Compensation Plan (Cash Incentive Plan).

(2)	Granted pursuant to the 2006 Long-Term Incentive Plan (Stock Incentive Plan)

(3)	Issued pursuant to the Long-Term Incentive Plan for 2005 (Stock Incentive Plan). Stock was issued under the 2005 Long-Term Incentive Plan.

(4)	Issued under the 2005 Long-Term Incentive Plan.

(5)	The grant date fair value of the stock awards is calculated in accordance with SFAS 123R.

Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table.

The 2006 Short-Term Incentive Compensation Plan (Cash Incentive Plan) and the 2006 Long-Term Incentive Compensation Plan (Stock Incentive Plan) set forth the following performance goals:

•	Oil and Gas Reserves: Our oil and gas reserves as measured using SEC criteria and reported in our Form 10-K for the year ended December 31, 2006 were to increase by 100% during 2006 from acreage held by us on January 1, 2006.

•	Oil and Gas Production: Our annual oil and gas production for 2006 as reported on Form 10-K for the year ended December 31, 2006 were to equal or exceed 717,766 BOE from acreage held by us on January 1, 2006.

•	General and Administrative Expense: We were to hold general and administrative expenses to a maximum of $9.0 million in 2006, subject to adjustment to accommodate additional general and administrative expenses incurred at the direction of the Board of Directors.

•	Operating Income: Our operating income, defined as oil and gas sales less lease operating expenses, general and administrative expenses and depreciation, depletion and amortization expenses, was to be at least $15.5 million.

The shares of restricted stock were granted under the Long-Term Incentive Plan for 2005 (Stock Incentive Plan) due to the Company meeting two of the four performance goals under such plan. The two goals that were met were that General and Administrative Expense was less than $6,925,000 million which was less than the original $5.6 million goal plus all budget changes approved by the Board of Directors and operating income was more than $10.0 million, adjusted for depreciation, depletion and amortization expense and dry hole costs. The restrictions on transferability on one-third of the restricted stock lapsed on January 26, 2007 and the restrictions on transferability of the remaining two-thirds of the restricted stock lapse on January 26, 2008 and 2009 if the named executive officers are still employed by us on those dates. Pursuant to the letter agreement with Mr. Graves dated January 25, 2007, the restrictions on transferability on all the shares of restricted stock held by Mr. Graves were removed on January 25, 2007.

The 40,000 shares of restricted stock granted to Mr. FitzGerald on May 20, 2006 were granted in recognition of his contributions to the Company and for the Company to remain competitive within the industry. The restrictions on transferability terminate with regard to 10% of the shares on May 30, 2007, 20% of the shares on May 30, 2008, 30% of the shares on May 30, 2009 and the remaining 40% of the shares on May 30, 2010 if Mr. FitzGerald is still employed by us on those dates.

Any dividends that are paid on our common stock are also payable on the restricted stock. The named executive officers have the right to vote all shares of restricted stock held by them.

All of our employees, including the named executive officers, are generally eligible for the 401(k) plan. Our contribution to the 401(k) plan is a percentage of the participants’ salary.

Base salary paid and the amount earned under the 2006 Cash Incentive Plan represented from 20% to 63% of the named executive officers’ total compensation as represented in the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the total outstanding equity awards as of December 31, 2006 for each named executive officer. The market value of the stock awards was based on the closing price of our common stock as of December 29, 2006 (the last trading day of 2006) which was $25.77. The unvested stock awards include the grants of equity awards made in 2006 which are also included in the Grants of Plan-Based Awards Table, all of which were unvested at December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards
	Number of				Market
	Securities			Number	Value of
	Underlying			of Shares	Shares
	Unexercised	Option		of Stock	of Stock
	Options	Exercise	Option	That Have	That Have
	(#)	Price	Expiration	Not Vested	Not Vested
Name	Exercisable	($)	Date	(#)(1)	($)

G. Thomas Graves III	200,000	$5.00	9/24/08	30,000	$773,100
	50,000	$5.50	10/28/09
Douglas W. Weir	—	—	—	18,000	463,860
Michael J. FitzGerald	—	—	—	57,487	1,481,440
Charles J. Campise	—	—	—	7,333	188,971

(1)	The following table provides the vesting dates as of December 31, 2006 for unvested stock awards.

Vesting Date	G. Thomas Graves III	Douglas W. Weir	Michael J. FitzGerald	Charles J. Campise

January 26, 2007	6,667	4,000	2,667	667
May 19, 2007	5,000	3,000	2,500	2,667
May 30, 2007	—	—	4,000	—
November 7, 2007	—	—	2,243	—
January 26, 2008	6,667	4,000	2,667	667
May 19, 2008	5,000	3,000	2,500	2,666
May 30, 2008	—	—	8,000	—
November 7, 2008	—	—	2,244	—
January 26, 2009	6,666	4,000	2,666	666
May 30, 2009	—	—	12,000	—
May 30, 2010	—	—	16,000	—

Total Unvested Stock Awards	30,000	18,000	57,487	7,333

Option Exercises and Stock Vested in 2006

The following table summarizes for the named executive officers in 2006 (i) the number of shares acquired upon exercise of stock options and the value realized and (ii) the number of shares acquired upon the vesting of restricted stock and the value realized, each before payout of any applicable withholding tax.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on	Exercise	Acquired on Vesting	Vesting
Name	Exercise (#)	($)	(#)	($)

G. Thomas Graves III	—	$—	5,000	$142,950
Michael J. FitzGerald	46,000	1,028,060	4,743	122,100
Douglas W. Weir	20,000	410,100	3,000	85,770
Charles J. Campise	—	—	2,667	76,250

Potential Payments Upon Termination or Change in Control

See “Compensation Discussion and Analysis — Termination of Employment Arrangements” regarding the Employment Agreement with Mr. FitzGerald dated September 2001 and the Change of Control Agreement dated November 8, 2006.

Assumed Termination at December 31, 2006.  Since all of Mr. FitzGerald’s stock options had vested by December 31, 2006, if on December 31, 2006, Mr. FitzGerald had terminated his employment other than for cause or a voluntary resignation and he executed a standard termination agreement, he would have been entitled to receive $270,000 as his salary for one year pursuant to his 2001 employment agreement and pursuant to the November 8, 2006 Change of Control Agreement would have received common stock worth $412,320 based on the closing price of our common stock of $25.77 on December 29, 2006, which was the last trading day of the year.

At December 31, 2006, there were no other employment agreements or change in control agreements with our named executive officers; therefore, at December 31, 2006, there would have been no payments due to any other named executive officer if there had been a termination of employment or a Change of Control on December 31, 2006.

Employment Agreements at March 14, 2007.  On March 14, 2007, we approved employment agreements with Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise.

Mr. Lovett’s employment agreement is effective as of January 25, 2007, has a term of one year and a base annual salary of $360,000. In addition, if all four of the goals set forth in our 2007 Cash Incentive Plan are met, Mr. Lovett is entitled to receive a bonus, in cash and stock, of $252,000, with Mr. Lovett determining which portion of the bonus is to be received in common stock or cash so long as the amount received in common stock is at least 50% of the bonus. The four goals are as follows: (i) attain 150% of 2006 oil and gas reserves, based on fully diluted shares at December 31, 2006 and 2007, on a BOE basis; (ii) increase annual production by 50% or more of the 2006 production on a BOE basis; (iii) general and administrative expenses for 2007 may not exceed $10 million, (excluding payments to Mr. Graves in connection with his resignation as described below); and (iv) operating income is greater than $30 million, (excluding payments to Mr. Graves in connection with his resignation as described below). If all four goals are not met, our Compensation Committee will determine what amount of bonus should be paid under the 2007 Cash Incentive Plan. In addition, if the same four goals under our 2007 Stock Incentive Plan are met, Mr. Lovett is entitled to receive 40,000 shares of restricted common stock which shares vest equally over three years beginning on the first anniversary of the date of the award. If all four goals are not met, our Compensation Committee will determine the number of shares of restricted common stock to issue to Mr. Lovett. We also agreed to reimburse Mr. Lovett for (i) reasonable personal travel between his New York office, his Connecticut home and our Dallas office, (ii) his reasonable moving and storage costs when he moves to Dallas and (iii) his reasonable moving and storage costs when he moves from Dallas at the end of his employment with us.

As an inducement to Mr. Lovett becoming our President and Chief Executive Officer, we agreed to grant him 10,000 shares of common stock at the end of Mr. Lovett’s first year of employment, 20,000 shares at the end of his second year of employment, 30,000 shares at the end of his third year of employment and 40,000 shares at the end of his fourth year of employment. It is currently contemplated that these grants will be made pursuant to the 2005 Long-Term Incentive Plan. If prior to the end of his fourth year of employment, Mr. Lovett resigns other than for Good Reason (as defined below), is terminated for Cause (as defined below) or because of his death or Disability (as defined below), the shares that have not been granted at that time will be forfeited. However, if prior to the end of his fourth year of employment, Mr. Lovett is terminated for other than Cause, he resigns for Good Reason, or a Change of Control (as defined below) occurs and following such Change of Control, Mr. Lovett is terminated without Cause, Mr. Lovett is demoted from the positions of President and Chief Executive Officer or Mr. Lovett’s authorities, powers, functions, responsibilities or duties are materially reduced, the shares that have not been granted at that time will be granted to Mr. Lovett.

If Mr. Lovett is terminated for Cause, as a result of a voluntary resignation that is not for Good Reason or due to a Disability, he will only receive his annual base salary and payments for earned but unused vacation time through the date of his termination. If Mr. Lovett is terminated without Cause or resigns for Good Reason, Mr. Lovett will be entitled to receive the following: (i) all salary earned through the date of termination and payments for all earned but unused vacation time; (ii) two years annual base salary paid out over 24 months, and (iii) if we provide medical insurance for our employees, medical insurance premiums for the lesser of two years or until Mr. Lovett’s coverage under our United States medical plan terminates.

If there is a Change of Control and following such Change of Control, Mr. Lovett is terminated without Cause, Mr. Lovett is demoted from the positions of President and Chief Executive Officer or Mr. Lovett’s authorities, powers, functions, responsibilities or duties are materially reduced, all the stock awards granted to Mr. Lovett under our 2007 Cash Incentive Plan and 2007 Stock Incentive Plan will be fully vested.

Each of the employment agreements of Messrs. FitzGerald, Weir, Ramirez and Campise is effective as of March 14, 2007, has a term of one year and a base annual salary for Mr. FitzGerald of $275,000, Mr. Weir of $255,000, Mr. Ramirez of $220,500 and Mr. Campise of $168,000. Effective May 1, 2007, Mr. FitzGerald’s base annual salary was increased to $280,000 and Mr. Ramirez’s base annual salary was increased to $230,000. On June 14, 2007 and effective June 1, 2007, Mr. Campise’s base annual salary was increased to $200,000.

If one of these executives is terminated for Cause, as a result of a voluntary resignation that is not for Good Reason or due to a Disability, such will only receive his annual base salary and payments for earned but unused vacation time through the date of his termination. If one of these executives is terminated without Cause or resigns for Good Reason, such executive shall be entitled to receive the following: (i) all salary earned through the date of termination and payments for all earned but unused vacation time; (ii) two years annual base salary paid out over 24 months, and (iii) if we provide medical insurance for our employees, medical insurance premiums for the lesser of two years or until the executive’s coverage under our United States medical plan terminates.

“Cause” for Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise is defined to mean (i) the executive’s commission of a dishonest or fraudulent act in connection with the executive’s employment, or the misappropriation of our property; (ii) the executive’s conviction of, or plea of nolo contendere to, a felony or crime involving dishonesty; (iii) the executive’s inattention to duties, unsatisfactory performance, or failure to perform the executive duties hereunder, provided in each case we give the executive written notice and thirty (30) days to correct the executive’s performance to our satisfaction; (iv) a substantial failure to comply with our policies; (v) a material and willful breach of the executive’s fiduciary duties in any material respect, provided in each case we give the executive written notice and thirty (30) days to correct; (vi) the executive’s failure to comply in any material respect with any legal written directive of our board of directors; or (vii) any act or omission of the executive which is of substantial detriment to us because of the executive’s intentional failure to comply with any statute, rule or regulation, except any act or omission believed by the executive in good faith to have been in or not opposed to our best interest (without intent of the executive to gain, directly or indirectly, a profit to which the executive was not legally entitled).

“Change in Control” for Mr. Lovett is defined to mean any one of the following, except as otherwise provided herein: (i) during any period of two (2) consecutive years, individuals who, at the beginning of such period constituted the entire board of directors, cease for any reason (other than death) to constitute a majority of the directors, unless the election, or the nomination for election, by our stockholders, of each new director was approved by a vote of a least a majority of the directors then still in office who were directors at the beginning of the period; (ii) any person or group of persons (i.e., two or more persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of our equity securities (other than any “group” deemed to exist by virtue of aggregating the number of securities beneficially owned by any or all of our current directors (and the “Affiliates” of such directors, as that term is defined below) serving as such as of May 19, 2005 (collectively, the “Exempt Group”)) together with his or its Affiliates, becomes the beneficial owner, directly or indirectly, of 50.1% or more of the voting power of our then outstanding securities entitled generally to vote for the election of our directors; (iii) the merger or consolidation of us with or into any other entity if we are not the surviving entity (or we are the surviving entity but our voting securities are exchanged for securities of any other entity) and any person or group of persons (other than the Exempt Group), together with his or its Affiliates, is the beneficial owner, directly or indirectly, of 50.1% or more of the surviving entity’s then outstanding securities entitled generally to vote for the election of the surviving entity’s directors; or (iv) the sale of all or substantially all of our assets or the liquidation or dissolution of us. For purposes of this definition, the term “Affiliate” with respect to any person shall mean any person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Notwithstanding the foregoing provisions of this definition, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, the definition of “Change in Control” is the definition provided for under Section 409A of the Internal Revenue Code of 1986, as amended and the regulations or other guidance issued thereunder.

“Disability” for Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise is defined to mean a physical or mental condition which, in the judgment of the board of directors (excluding the executive, if applicable) prevents the executive from performing the essential functions of the executive’s position with us, even with reasonable accommodation, for a period of not less than ninety (90) consecutive days.

“Good Reason” for Messrs. Lovett, FitzGerald, Weir, Ramirez and Campise is defined to mean (i) failure to elect or reelect or otherwise to maintain the executive in the office or the position, or a substantially equivalent office or position, of or with us (or any successor thereto by operation of law or otherwise), as the case may be, which the executive holds at the effective date of the employment agreement; (ii) (A) a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with us which the executive holds at the effective date of the employment agreement, or (B) a reduction in the executive’s annual base salary set forth in the employment agreement received from us and the annual bonus opportunity available to the executive for the year in which the termination occurs under our then existing bonus program applicable to the executive, any of which is not remedied by us within thirty (30) calendar days after receipt by us of written notice from the executive of such change, reduction or termination, as the case may be; (iii) we relocate our principal executive offices (if such offices are the principal location of the executive’s work), or require the executive to have his or her principal location of work changed, to any location that, in either case, is in excess of twenty-five (25) miles from the location thereof at the effective date of the employment agreement; or (iv) without limiting the generality or effect of the foregoing, any material breach of this employment agreement by us or any successor thereto which is not remedied by us within thirty (30) calendar days after receipt by us of written notice from the executive of such breach.

Severance Payments to former CEO.  On January 25, 2007, Mr. G. Thomas Graves III, resigned as our President and Chief Executive Officer. On that date, a letter agreement was executed whereby we provided for the immediate vesting of 50,900 shares of his restricted stock which includes the issuance of 20,900 shares of stock granted to him on January 25, 2007 without a vesting requirement. Subsequently, pursuant to the letter agreement, on April 17, 2007, we entered into a Separation and Mutual Release Agreement with Mr. Graves. The Separation and Mutual Release Agreement specified the following (i) $840,000 to be paid as separation pay, of which $385,000 is to be paid in equal installments through December 31, 2007 and the remaining $455,000 is to be paid in lump sum in 2008 on or before March 14, 2008; (ii) $188,666 to be paid as bonus pay and is to be paid in two equal installments of $94,333 each on December 31, 2007 and December 31, 2008; and (iii) reimbursement for monthly premium costs incurred under the Consolidated Omnibus Budget Reconciliation Act for a period not to exceed eighteen months.

Change in Control Arrangements.  If we shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any incentive granted pursuant to the 2005 Long-Term Incentive Plan shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of common stock subject to the incentive would have been entitled. In the event of any merger, consolidation or share exchange pursuant to which we are not the surviving or resulting corporation, there shall be substituted for each share of common stock subject to the unexercised portions of outstanding incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to our stockholders in respect to each share of common stock held by them, such outstanding incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, except as may be required to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations or other guidance issued thereunder, all incentives granted pursuant to the 2005 Long-Term Incentive Plan may be canceled by us, in our sole discretion, as of the effective date of any Change in Control in accordance with the terms and provisions of the 2005 Long-Term Incentive Plan providing for notice or payments. In case we shall, at any time while any incentive under the 2005 Long-Term Incentive Plan shall be in force and remain unexpired, (i) sell all or substantially all of our property, or (ii) dissolve, liquidate, or wind up our affairs, then each participant under the 2005 Long-Term Incentive Plan shall be entitled to receive, in lieu of each share of our common stock which such participant would have been entitled to receive under the incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of our common stock.

A Change in Control is defined in the 2005 Long-Term Incentive Plan as any one of the following: (i) during any period of two (2) consecutive years, individuals who, at the beginning of such period constituted the entire board, cease for any reason (other than death) to constitute a majority of the directors, unless the election, or the nomination for election, by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period; (ii) any person or group of persons (i.e., two or more persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Toreador) (other than any “group” deemed to exist by virtue of aggregating the number of securities beneficially owned by any or all of the current directors of Toreador (and the “Affiliates” of such directors (as defined below) serving as such as of the date of the plan (collectively, the “Exempt Group”)) together with his or its Affiliates, becomes the beneficial owner, directly or indirectly, of 50.1% or more of the voting power of our then outstanding securities entitled generally to vote for the election of our directors; (iii) the merger or consolidation of us with or into any other entity if we are not the surviving entity (or we are the surviving entity but voting securities of us are exchanged for securities of any other entity) and any person or group of persons (other than the Exempt Group), together with his or its Affiliates, is the beneficial owner, directly or indirectly, of 50.1% or more of the surviving entity’s then outstanding securities entitled generally to vote for the election of the surviving entity’s directors; or (iv) the sale of all or substantially all of our assets or the liquidation or dissolution of us. Affiliate is defined in the 2005 Long-Term Incentive Plan to mean any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

Director Compensation

The following table summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2006.

2006 Director Compensation Table

	Fees Earned or	Stock
Name	Paid in Cash	Awards(1)	Total

Alan D. Bell	$15,250	$29,213	$44,463
David M. Brewer	34,750	68,022	102,772
Herbert L. Brewer	38,000	68,022	106,022
Peter L. Falb	32,500	68,022	100,522
Thomas P. Kellogg	6,250	37,019	43,269
William I. Lee	32,500	68,022	100,522
Nigel J. Lovett	25,500	57,349	82,849
John Mark McLaughlin	41,500	68,022	109,522
Nicholas Rostow	28,500	57,349	85,849
H.R Sanders, Jr.	46,500	68,022	114,522
Herbert C. Williamson III	31,500	57,349	88,849

(1)	Stock awards are for restricted stock awarded in 2006 and the dollar amounts reflect the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123R. Our policy and assumptions made in the valuation of share-based payments are contained in note 2 to our consolidated financial statements for the year-ended December 31, 2006 included herein. The grant date fair value of the stock awards for (i) each of Messrs. Sanders, Lee, Herbert Brewer, David Brewer, McLaughlin and Falb was $125,870; (ii) each of Messrs. Lovett, Rostow and Williamson was $98,303; and (iii) Mr. Bell was $70,110. The grant date fair value is calculated in accordance with SFAS 123R.

(2)	As of December 31, 2006, Messrs. Bell, D. Brewer, H. Brewer, Falb, Lee, Lovett, McLaughlin, Rostow, Sanders and Williamson had shares of restricted stock totaling 3,000, 4,898, 4,898, 4,898, 4,898, 3,750, 4.898, 3,750, 4,898, and 3,750, respectively. As of December 31, 2006, Messrs. D. Brewer, H. Brewer, Falb, Lee, McLaughlin, and Sanders had stock options exercisable into 79,500, 50,000, 5,000, 15,000, 120,000 and 26,000 shares of common stock, respectively.

We pay an annual stipend of $15,000 to each non-employee director. We pay each non-employee director $2,000 for each regularly scheduled Board of Directors meeting such director attends and reimburse directors for reasonable travel expenses. We pay each non-employee director $1,500 for each telephonic Board of Directors meeting in which such director participates. We pay each member of the committees of the Board of Directors $1,500 per meeting such member attends, unless the committee meeting is held in conjunction with a meeting of the Board of Directors, in which case we pay $500. Until March 14, 2007, we paid the chairman of the Audit Committee $30,000 annually. Beginning on March 14, 2007, we increased the annual payment to the chairman of the Audit Committee to $50,000 and agreed to grant him an additional 1,000 shares of restricted stock with the restrictions on transferability lapsing on the one year anniversary of the grant date if the chairman of the audit committee is still a director on such date. The chairmen of all other committees of the Board of Directors receive $3,000 annually. Additionally, at the annual meeting of directors, which is usually held in May, each non-employee director receives

3,000 shares of restricted stock with the restrictions on transferability lapsing on the one year anniversary of the grant date. However, due to Toreador’s new retirement policy which will prevent four of our current directors from being renominated in 2008, the restricted stock granted to non-employee directors on June 14, 2007 vests on the day immediately prior to the 2008 annual stockholders’ meeting.

On August 9, 2006 Mr. Bell was granted 3,000 shares of restricted stock upon his election to the Board of Directors, with the restrictions on transferability lapsing on the one year anniversary of the date of grant if Mr. Bell is still a director on such date. In recognition of their election on January 30, 2006 to the Board of Directors, on November 8, 2006 Messrs. Lovett, Rostow and Williamson were granted 750 shares of restricted stock with the restrictions on transferability lapsing on January 30, 2007, the one year anniversary of their election to the Board of Directors.

Compensation Committee Interlocks and Insider Participation

During 2006, the members of the compensation committee were Messrs. Sanders, McLaughlin, Lee and Rostow.

Frederic Auberty is Toreador’s Vice President-International Operations and is the stepson of William I. Lee, a Toreador director. In 2006, Frederic Auberty received a total salary of $155,000 and his 2007 salary is set at $157,500.

Herschel Sanders is Toreador’s Vice President-Land and is the son of H.R. Sanders, Jr., a Toreador director. In 2006, Herschel Sanders received a total salary of $155,000 and his 2007 salary is set at $162,700.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see our discussion under “Compensation Committee Interlocks and Insider Participation” above.

Frederic Auberty is Toreador’s Vice President-International Operations and is the stepson of William I. Lee, a Toreador director. In 2005, he received a total salary of $130,000 and in 2004 received a total salary of $125,000. Herschel Sanders is Toreador’s Vice President-Land and is the son of HR Sanders, Jr., a Toreador director. In 2005 he received a total salary of $150,000 and in 2004 received a total salary of $145,000.

During 2005, Toreador paid Horsley Partners, LLC $137,173 for investment advisory services. Mr. Lovett owned 100% of Horsley Partners, LLC at that time.

Prior to the acquisition of Madison Oil Company, Madison Oil Company was party to a convertible debenture in the amount of approximately $2.2 million payable to PHD Partners LP and due on March 31, 2006. The general Partner of PHD Partners LP is a corporation wholly-owned by David M. Brewer, a director and significant stockholder of Toreador. The original debenture bore interest at 10% per annum. As of March 31, 2004, the debenture was amended and restated to bear interest at 6% per annum, eliminate Madison Oil Company’s right under certain circumstances to force a conversion of the principal into shares of Toreador common stock and eliminate Madison Oil Company’s ability to repay principal prior to maturity. At the holder’s option, the second amended and restated convertible debenture can be converted into Toreador common stock at a conversion price of $6.75 per share. In December 2004, $675,000 principal amount of the second amended and restated convertible debenture was converted into 100,000 shares of Toreador common stock pursuant to the terms of the second amended and restated debenture.

Related Party Transaction Policy

In addition to the Board of Directors’ Corporate Governance Guidelines that address board independence requirements and the obligations of the directors, officers and employees under our Code of Ethical Conduct and Business Practices, both available at www.toreador.net, the Board of Directors has adopted a written policy with respect to the review, approval or ratification of related party transactions. Our policy generally defines a related party transaction as a transaction or series of related transactions or any material amendment to any such transaction of $120,000 or more involving the Company and any executive officer of the Company, any director or director nominee of the Company, persons owning 5% or more of our outstanding stock at the time of the transaction, any immediate family member of any of the foregoing persons, or any entity that is owned or controlled by any of the foregoing persons or in which any such person serves as an executive officer or general partner or, together with all of the foregoing persons, owns 10% or more of the equity interests thereof.

The policy requires our Audit Committee to review and approve related party transactions and any material amendments to such related party transactions. In reviewing and approving any related party transaction or any material amendment thereto, the Audit Committee is to (i) satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the proposed related party transaction or the proposed material amendment to such transaction, and (ii) determine that the related party transaction or material amendment thereto is fair to the Company. At each Audit Committee meeting, management shall recommend any related party transactions and any material amendments thereto, if applicable, to be entered into by us. After review, the Audit Committee shall approve or disapprove such transactions and any material amendments to such transactions.

During 2006, Frederic Auberty, Toreador’s Vice President — International Operations, and a stepson of William I. Lee, a Toreador director, received a salary of $155,000 and is scheduled to receive an annual salary in 2007 of $157,500. In addition, Herschel Sanders, Toreador’s Vice President — Land, and son of H.R. Sanders, Jr., a Toreador director, received a salary of $155,000 and is scheduled to receive an annual salary in 2007 of $162,700. Because our written related party transaction policy was not in place in 2006 or early 2007, neither transaction was approved in accordance with such policy. However, the Audit Committee has subsequently ratified both transactions in accordance with the policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 20, 2007, the beneficial ownership of common stock and Series A-1 Convertible Preferred Stock of the Company (the only equity securities of Toreador presently outstanding) by (i) each named executive officer, director and each nominee for director of Toreador, (ii) each person who was known to Toreador to be the beneficial owner of more than five percent of the outstanding shares of common stock and (iii) directors and executive officers of Toreador as a group (13 persons). Nigel J. Lovett, President and Chief Executive Officer since January 25, 2007, Michael J. FitzGerald, Executive Vice President — Exploration and Production since March 14, 2007, formerly Senior Vice President-Exploration and Operations since December 31, 2001, Charles J. Campise, Vice President-Finance & Accounting and Chief Accounting Officer since June 2007 and Vice President-Accounting and Chief Accounting Officer from May 2005 to June 2007, and Edward Ramirez, Senior Vice President — Exploration and Production, since March 14, 2007, are currently the only executive officers of Toreador. Except as otherwise indicated, the address for each beneficial owner is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205. The applicable percentage ownership is based on 19,387,126 shares of common stock issued as of July 20, 2007, plus, on an individual basis, the right of that individual to obtain common stock upon exercise of stock options or warrants or conversion of Series A-1 Convertible Preferred Stock within 60 days of July 20, 2007.

	Common Stock				Series A-1 Preferred Stock
	Beneficially Owned				Beneficially Owned
	Number of		Percent of		Number of		Percent of
	Shares		Class		Shares		Class

John Mark McLaughlin	302,734	(1)	1.55	%(1)	—		—
Peter L. Falb	732,357	(2)	3.78	%(2)	—		—
William I. Lee	1,331,357	(3)	6.75	%(3)	51,000	(3)	70.83	%(3)
HR Sanders, Jr.	48,850	(4)	—	*	1,000	(4)	1.39	%(4)
David M. Brewer	1,472,594	(5)	7.54	%(5)	10,000	(5)	13.89	%(5)
Herbert L. Brewer	456,977	(6)	2.34	%(6)	20,000	(6)	27.78	%(6)
Nigel J. Lovett	33,250	(7)	—	*	—		—
Nicholas Rostow	3,328		—	*	—		—
Herbert C. Williamson III	6,750		—	*	—		—

	Common Stock				Series A-1 Preferred Stock
	Beneficially Owned				Beneficially Owned
	Number of		Percent of		Number of		Percent of
	Shares		Class		Shares		Class

Alan Bell	12,000		—	*	—		—
Michael J. FitzGerald	67,530		—	*	—		—
Douglas W. Weir	26,600		—	*	—		—
Charles J Campise	15,695		—	*	—		—
Edward Ramirez	59,980		—	*	—		—
G. Thomas Graves III	19,800		—	*	—		—
All directors and executive officers as a group (13 persons)	4,480,902	(8),(9)	22.27	%(8)	72,000	(10)	100.00	%(10)
Beneficial owners of 5% or more:
Wilco Properties, Inc., 4809 Cole Ave., Suite 107, Dallas, Texas 75205	1,331,357	(3)	6.75	%(3)	51,000	(3)	70.83	%(3)
David M. Brewer and Joseph E. Griesedieck, III c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, NY 10022	1,472,594	(5)	7.54	%(5)	—		—
Wasatch Advisors Inc, 150 Social Hall Avenue, 4th Floor, Salt Lake City, Utah 84111	2,295,002	(11)	11.84	%(11)	—		—
Capital Ventures International, One Capitol Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, British West Indies, and Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111	1,066,666	(12)	5.50	%(12)	—		—
Goldman Sachs & Co., 85 Broad Street, New York, NY 10004	1,066,666	(13)	5.50	%(13)	—		—
RMB International (UK) Limited, Two London Bridge, London SE1 9RA, United Kingdom	988,673	(14)	5.06	%(14)
First Rand Ireland PLC, Iona Building, 158 Shelbourne Road, Ballsbridge Dublin 4 Ireland	988,672	(15)	5.06	%(15)

*	Less than one percent

(1)	Includes 120,000 shares of common stock that Mr. McLaughlin has the right to acquire upon the exercise of options within 60 days of July 20, 2007.

(2)	The beneficial ownership includes 215,802 shares of common stock owned directly and indirectly by Mr. Falb, and 5,000 shares of common stock that Mr. Falb has the right to acquire upon exercise of options within 60 days of July 20, 2007. Also includes 511,555 shares that Mr. Falb has shared voting and shared dispositive power with Firethorn I Limited Partnership, a Massachusetts limited partnership, and Dane, Falb, Stone & Co., Inc., a Massachusetts corporation. The information regarding Mr. Falb’s beneficial ownership of Toreador’s common stock is based on the Form 4s filed by Mr. Falb through July 20, 2007 and on information provided directly by Mr. Falb.

(3)	Includes 137,650 shares of common stock beneficially owned by Wilco Properties, Inc. (“Wilco”) and 1,193,707 shares of common stock beneficially owned by Mr. Lee. Mr. Lee and Wilco may be deemed to be acting in concert with respect to the shares of common stock beneficially owned by each. Shares of common stock beneficially owned by Mr. Lee include: (i) the 928,707 shares owned directly by Mr. Lee; (ii) 250,000 shares of common stock issuable to Mr. Lee upon conversion of the Series A-1 Convertible Preferred Stock; and (iii) 15,000 shares of common stock which Mr. Lee has the right to acquire upon exercise of options within 60 days of July 20, 2007. Mr. Lee may be deemed to have shared voting power and shared dispositive power over (i) 68,900 shares of common stock owned by Wilco; and (ii) 68,750 shares of common stock issuable upon conversion of Series A-1 Convertible Preferred Stock issued to Wilco. The information regarding Mr. Lee’s and Wilco’s beneficial ownership of Toreador’s common stock is based on a Schedule 13D filed by Mr. Lee and Wilco with the SEC on June 2, 1997, as amended through Amendment No. 14 thereto filed on September 1, 2005, the Form 4s filed by Mr. Lee through July 20, 2007 and on information provided by Mr. Lee.

(4)	Includes 34,600 shares of common stock held directly by Mr. Sanders, 8,000 shares held through the HRS Family Limited Partnership of which Mr. Sanders is one of the general partners and 6,250 shares of common stock with respect to which Mr. Sanders has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock. The information regarding Mr. Sanders’ ownership of common stock is based on the Form 4s filed by Mr. Sanders through July 20, 2007 and on information provided by Mr. Sanders

(5)	Includes (i) 1,274,861 shares of common stock held directly by Mr. David Brewer, (ii) 10,000 shares of common stock held by a profit sharing plan for Mr. David Brewer, (iii) 45,733 shares held directly by JD Associates, an investment joint venture formed by Messrs. David Brewer and Joseph E. Griesedieck, III, (iv) 62,500 shares which may be acquired upon conversion of the Series A-1 Convertible Preferred Stock which are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust, and (v) 79,500 shares of common stock with respect to which Mr. David Brewer has the right to acquire upon exercise of options within 60 days of July 20, 2007. Mr. David Brewer may be deemed to have sole voting and dispositive power over 1,364,361 shares of common stock and shared voting and dispositive power over 108,233 shares of common stock. Messrs. David Brewer and Griesedieck have expressly disclaimed beneficial ownership of any shares owned directly or indirectly by the other, except for the 45,733 shares held by JD Associates. Mr. David Brewer also disclaims beneficial ownership of shares of Toreador common stock owned directly or indirectly by Mr. Herbert Brewer other than the shares of Series A-1 Convertible Preferred Stock held by the Herbert L. and Paulyne Brewer 1992 Trust. The information regarding the beneficial ownership of Toreador’s common stock of Messrs. David Brewer and Griesedieck is based on a Schedule 13D filed with the SEC on January 9, 2002, as amended by Messrs. David Brewer and Griesedieck through Amendment 5 thereto filed on November 2, 2005, the Form 4s filed by Mr. David Brewer through July 20, 2007, the Form 4s filed by Mr. Griesedieck through July 20, 2007 and on information provided by Mr. David Brewer

(6)	Includes (i) 281,977 shares of common stock held directly by Mr. Herbert Brewer, (ii) 50,000 shares of common stock with respect to which Mr. Herbert Brewer has the right to acquire upon exercise of options within 60 days of July 20, 2007, and (iii) 125,000 shares of common stock which may be acquired by Mr. Herbert Brewer upon conversion of the Series A-1 Convertible Preferred Stock of which 62,500 shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust. Mr. Herbert Brewer may be deemed to have sole voting and dispositive power over 394,477 shares of common stock and shared voting and dispositive power over 62,500 shares of common stock. Mr. Herbert Brewer has disclaimed beneficial ownership of any shares owned directly or indirectly by Mr. David Brewer other than the shares of Series A-1 Convertible Preferred Stock held by the Herbert L. and Paulyne Brewer 1992 Trust and has advised Toreador that he also does not act in concert in any manner with Mr. David Brewer with respect to their investments in Toreador. The information regarding the beneficial ownership of Toreador’s common stock of Mr. Herbert Brewer is based on a Schedule 13D filed with the SEC, as amended by Mr. Herbert Brewer through Amendment 5 thereto file on November 2, 2005, the Form 4s filed by Mr. Herbert Brewer through July 20, 2007 and on information provided by Mr. Herbert Brewer.

(7)	Includes 12,800 shares of common stock that Mr. Lovett has the right to acquire upon exercise of a warrant within 60 days of July 20, 2007.

(8)	Includes (i) 269,500 shares of common stock that are subject to stock options exercisable within 60 days of July 20, 2007, held by the thirteen directors and executive officers, (ii) 450,000 shares of common stock assuming the conversion of the shares of Series A-1 Convertible Preferred Stock issued to Wilco, the Herbert L. and Paulyne Brewer 1992 Trust, and Messrs. Herbert Brewer, Sanders and Lee and (iii) 12,800 shares of common stock assuming the exercise of a warrant by Mr. Lovett.

(9)	As of July 20, 2007, two directors had an aggregate of 1,345,296 shares in margin accounts with outstanding credit lines or loans.

(10)	Consists of the 72,000 shares of Series A-1 Convertible Preferred Stock issued to Wilco, the Herbert L. and Paulyne Brewer 1992 Trust and Messrs. Herbert Brewer, Sanders and Lee.

(11)	Wasatch Advisors, Inc. has sole voting and investment power over 2,295,002 shares of common stock on behalf of Wasatch Small Cap Growth Fund, Wasatch Small Cap Value Fund, Wasatch Micro Cap Value Fund and other separate accounts. Based on Schedule 13G filings through July 20, 2007 and the shares outstanding on May 4, 2007.

(12)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. Based on Schedule 13G filings through July 20, 2007, information provided by Capital Ventures International and Heights Capital Management, Inc. and the shares outstanding on July 20, 2007.

(13)	Goldman Sachs has shared voting and dispositive power over 1,066,666 shares of common stock. Based on information provided by Goldman Sachs and the shares outstanding on July 20, 2007. No individual within Goldman Sachs & Co. has sole voting or investment power with respect to the securities.

(14)	RMB International (UK) Limited (RMB”) is the investment manager of First Rand Ireland PLC (“FRI”), and by virtue of such status may be deemed to be the beneficial owner of the 988,672 shares of common stock (including 140,158 shares which FRI has the right to acquire pursuant to the conversion of 5% Convertible Senior Notes due 2025) of the Issuer owned by FRI (the “FRI Shares”). RMB disclaims beneficial ownership of the FRI Shares, except to the extent of its pecuniary interest therein. Based on Schedule 13G filings through July 20, 2007 and the shares outstanding on July 20, 2007.

(15)	RMB is the investment manager of FRI. FRI beneficially owns 988,672 shares of common stock (including 140,158 shares which FRI has the right to acquire pursuant to the conversion of 5% Convertible Senior Notes due 2025) of the Issuer. Based on Schedule 13G filings through July 20, 2007 and the shares outstanding on July 20, 2007.

Except as otherwise indicated above, all shares shown in the above table are owned directly and the holder thereof has sole voting and investment power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

The following does not purport to be complete and is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation and bylaws, each as amended to date and by the provisions of applicable law. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Our authorized capital consists of 30,000,000 shares of common stock and 4,000,000 shares of preferred stock. At July 20, 2007, we had:

•	19,387,126 shares of common stock outstanding; and

•	72,000 shares of Series A-1 Convertible Preferred Stock outstanding.

Common Stock

The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A-1 Convertible Preferred Stock generally have no voting rights with respect to our management.

Subject to the right of holders of any outstanding shares of Series A-1 Convertible Preferred Stock and the terms of our loan and guarantee agreement with International Finance Corporation, dividends may be paid on the common stock as and when declared by our board of directors out of any of our funds legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of our affairs, our remaining assets and funds will be distributed to the holders of common stock according to their respective shares.

Preferred Stock

General

The board of directors may, without further action by our stockholders (subject to the terms of the Series A-1 Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of us before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

The issuance of shares of preferred stock could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of preferred stock could adversely affect the voting power of the common stockholders. It could also affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.

Description of Series A-1 Convertible Preferred Stock

•	Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as “Series A-1 Convertible Preferred Stock” with a stated value of $25.00 per share. At May 4, 2007, there were 72,000 shares of Series A-1 Convertible Preferred Stock outstanding.

•	Dividends. Each share of Series A-1 Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

•	Priority. In the event of liquidation, dissolution or similar event, holders of Series A-1 Convertible Preferred Stock will have preference over the common stock and all other capital stock to the extent of $25.00 for each share of Series A-1 Convertible Preferred Stock plus any accrued and unpaid dividends.

•	Conversion. Each holder of Series A-1 Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A-1 Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A-1 Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

•	Adjustments to Conversion Price. The rate of conversion of Series A-1 Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

•	Optional Redemption by Company. At any time after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter.

•	Voting Rights. The holders of Series A-1 Convertible Preferred Stock generally have no voting rights with respect to our management. We may not take any action that adversely effects the Series A-1 Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A-1 Convertible Preferred Stock. If we fail to pay four consecutive quarterly dividend payments, the holders of Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to our board of directors, who shall serve until the event of default is cured.

Delaware Anti-Takeover Statute

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

Limitation On Directors’ Liability

Pursuant to our Restated Certificate of Incorporation and bylaws, as amended, we will indemnify to the full extent authorized by Delaware law any of our directors or officers who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of us. In addition, certain of our directors have indemnification agreements with us in which we agree to indemnify such directors under certain circumstances. We have purchased indemnification insurance on behalf of its directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Removal Of Directors; Advance Notice Provisions For Stockholder Nominations; Stockholder Nomination Procedure

Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors at any annual or special meeting of stockholders duly called and held for such purpose. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws and our most recent proxy statement.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, (212) 936-5100.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders under a private placement pursuant to which six institutional investors purchased (i) on March 23, 2007, an aggregate of 2,710,843 shares of our common stock at a price of $16.60 per share, and (ii) acquired warrants exercisable into an aggregate of 489,155 shares of our common stock. On April 23, 2007, two of the institutional investors exercised the warrants and acquired an aggregate of 326,104 additional shares of common stock. The remaining warrants have expired. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock, as of July 20, 2007.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of registration rights agreements with the holders of the shares of common stock, this prospectus generally covers the resale of the sum of the number of shares of common stock issued. The fourth column and fifth column assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

We have prepared this table using information furnished to us by or on behalf of the selling stockholders. To our knowledge, except as described below, the selling stockholders have sole voting and investment power with respect to all of the shares shown as beneficially owned by them.

Information on the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement or amendment to this prospectus if and when necessary. On July 20, 20007, we had 19,387,126 shares of common stock outstanding.

		Maximum
		Number of	Number of
	Number of Shares	Shares	Shares	Percentage of
	Beneficially	to be Sold	Beneficially	Shares
	Owned Prior to	Pursuant to this	Owned After	Outstanding
Name of Selling Stockholder	Offering	Prospectus	Offering	After Offering

Capital Ventures International(1)	1,066,666	1,066,666	0	0%
Goldman Sachs & Co.(2)	1,066,666	1,066,666	0	0%
SF Capital Partners Ltd.(3)	661,113	602,410	58,703	* %
Old Lane Cayman Master Fund, LP(4)	179,518	179,518	0	0%
Old Lane HMA Master Fund, LP(5)	50,904	50,904	0	0%
Old Lane US Master Fund, LP(6)	70,783	70,783	0	0%

Total	3,095,650	3,036,947	58,703	* %

*	Less than one percent.

(1)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(2)	No individual within Goldman Sachs & Co. has sole voting or investment power with respect to the securities. Goldman Sachs & Co. is a registered broker-dealer and has informed the Company that it has acquired its shares of common stock without a view to distribute and, accordingly, is not an underwriter. The Securities and Exchange Commission may take a contrary view.

(3)	Michael A. Roth and Brian J. Stark have voting and investment control over securities owned by SF Capital Partners Ltd., but Messrs. Roth and Stark disclaim beneficial ownership of such securities. SF Capital Ltd. is affiliated with one or more registered broker-dealers. SF Capital Ltd. purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(4)	The Chief Financial Officer of Old Lane, LP has voting power over the securities held by Old Lane Cayman Master Fund, LP and authorized investment professionals have the power to dispose of the securities held by Old Lane Cayman Master Fund, LP.

(5)	The Chief Financial Officer of Old Lane, LP has voting power over the securities held by Old Lane HMA Master Fund, LP and authorized investment professionals have the power to dispose of the securities held by Old Lane HMA Master Fund, LP.

(6)	The Chief Financial Officer of Old Lane, LP has voting power over the securities held by Old Lane US Master Fund, LP and authorized investment professionals have the power to dispose of the securities held by Old Lane US Master Fund, LP.

Except as set forth above, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $295,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

REGISTRATION RIGHTS AGREEMENTS

In connection with our March 2007 private placement, on March 21, 2007 we entered into a registration rights agreement with the purchasers in such private placement. The registration rights agreement provides that at our expense, we will:

•	File with the Securities and Exchange Commission as soon as practical, but no later than 60 days after the March 23, 2007 closing date a registration statement on Form S-1 covering the resale of the common stock issued in the private placement;

•	Use our best efforts to have the registration statement declared effective by the Securities and Exchange Commission, but in no event later than 150 days after the March 23, 2007 closing date;

•	Undertake to register such shares on a Form S-3 as soon as we are eligible to use Form S-3 for such resale registration; and

•	Keep the registration statement effective until the date the private placement purchasers may sell all of the securities registered under this registration statement for such purchasers pursuant to Rule 144(K) promulgated under the Securities Act of 1933, as amended, or the date on which all the private placement purchasers have sold all of the securities registered under this registration statement for such purchasers.

The Registration Rights Agreement provides that we will file a registration statement with the Securities and Exchange Commission covering the resale of the common stock within 60 days after the closing date. If the registration statement is not filed with the Securities and Exchange Commission within such time, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 60th day after closing if the registration statement has not been filed by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not filed by such date. If the registration statement is not declared effective by the Securities and Exchange Commission within 150 days after the closing date, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 150th day after the closing if the registration statement has not been declared effective by the Securities and Exchange Commission by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not declared effective by such date. If the registration statement is declared effective by the Securities and Exchange Commission and after such effectiveness, subject to certain exceptions, sales cannot be made pursuant to the registration statement, we must pay 1% of the aggregate purchase price on the date sales cannot be made pursuant to the registration statement, an additional 1% on the one month anniversary of the date sales are not permitted under the registration statement if sales are not permitted under the registration statement by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if sales under the registration statement are not permitted by such date. Any one month or 30 day period during which we cure the violation will cause the payment for such period to be made on a pro rata basis.

As promptly as practicable after becoming aware of such event that causes the registration statement to include an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, we shall prepare a supplement or amendment to correct such untrue statement or omission. However, at anytime after the registration statement date is declared effective, we may suspend the use of the registration statement and delay the disclosure of material, non-public information concerning us if in the good faith opinion of our board of directors and its counsel the disclosure of such material, non-public information is not in our best interest and if in the opinion of our counsel disclosure is not required, provided that we notify the selling stockholders of the existence of material, non-public information and notify them of when they may use the registration statement again so long as the suspension does not exceed 30 consecutive days or 60 days during any 365 day period.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a summary of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a holder’s decision to purchase shares of our common stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, or persons that hold the common stock as part of a straddle or conversion transaction or are subject to other special rules.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX

LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, a “non-U.S. holder” is a beneficial owner of common stock (other than a partnership) that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was treated as a U.S. person prior to August 20, 2006 and which has made a valid election under applicable U.S. Treasury Regulations to continue to be treated as a U.S. person.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Sale or Exchange of the Common Stock” below. Any dividend paid to a non-U.S. holder of common stock ordinarily will be subject to U.S. federal income tax withholding at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide us with IRS Form W-8BEN (or any successor form) certifying eligibility for the reduced rate.

Notwithstanding the foregoing, dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI (or any successor form) properly certifying eligibility for such exemption. Dividends received by a corporate non-U.S. holder that are effectively connected with a trade or business conducted by such corporate non-U.S. holder in the United States may, to the extent not reinvested in property that is connected with the conduct of a trade or business within the United States, also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale or Exchange of the Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of our common stock, unless

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, in the case of an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) or

•	in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such non-U.S. holder is present in the United States for 183 days or more during the taxable year of the sale or exchange and certain other conditions are met.

A non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale or other disposition, at regular U.S. tax rates and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty. A non-U.S. Holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, subject to certain limitations, even though the holder is not considered a resident of the United States.

Redemption of the Common Stock

Pursuant to the rules of Section 302 of the Code, to the extent that the common stock held by a non-U.S. holder is repurchased by us, then one of the four tests under Code Section 302(b) must be satisfied in order for the redemption to be treated as a sale or exchange of the common stock, which gain or loss generally will be exempt from U.S. taxation, except as described above under “— Sale or Exchange of the Common Stock.” If none of the tests under Section 302(b) are satisfied, then the payment made in redemption of the common stock will be treated as a distribution that will be taxable to the non-U.S. holder in the same manner described above under “— Dividends,” and the non-U.S. holder’s tax basis in the redeemed common stock will be transferred to any remaining shares, if any, that the non-U.S. holder hold in us.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from sources that were effectively connected with the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by U.S. persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Payment of the proceeds of a sale of common stock by a U.S. office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-U.S. holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a U.S. person, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS on a timely basis.

The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective holder should consult its own tax advisor regarding the particular

U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our notes, including the consequences of any proposed change in applicable laws.

To ensure compliance with Treasury Department Circular 230, you are hereby notified that any discussion of U.S. federal income tax issues herein is not intended or written to be relied upon, and cannot be relied upon, by any person for the purpose of avoiding penalties that may be imposed regarding the transactions or matters addressed herein. If any U.S. federal tax advice contained herein is used or referred to in promoting, marketing or recommending the transactions or matters addressed (which any person not our client with respect to the transactions or matters addressed should assume to be the case), then (A) such discussion should be construed as included in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (B) such person should seek advice based on its particular circumstances from an independent tax advisor.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for Toreador Resources Corporation by Haynes and Boone, LLP, Dallas, Texas. In addition, Gunel & Kaya had delivered a legal opinion to Toreador Resources Corporation as to certain Turkish oil and gas matters.

EXPERTS

The consolidated balance sheets of Toreador Resources Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 appearing in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto and are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

Information about our estimated proved reserves and future net cash flows attributable to such reserves was prepared by Laroche Petroleum Consultants Ltd., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

“3D” or “3D SEISMIC.” An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape, and depth of subsurface rock formations. 3D seismic provides three-dimensional pictures.

“Bbl.” One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

“BOE.” Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.

“BOPD” Barrels of oil per day.

“BTU.” British Thermal Unit.

“DEVELOPMENT WELL” A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

“DISCOUNTED PRESENT VALUE.” The present value of proved reserves is an estimate of the discounted future net cash flows from each property at the specified date, or as otherwise indicated. Net cash flow is defined as net revenues, after deducting production and ad valorem taxes, less future capital costs and operating expenses, but before deducting federal income taxes. The future net cash flows have been discounted at an annual rate of 10% to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Securities and Exchange Commission rules, estimates have been made using constant oil and natural gas prices and operating costs at the specified date, or as otherwise indicated.

“DRY HOLE.” A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

“EXPLORATORY WELL” A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

“GROSS ACRES” or “GROSS WELLS.” The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

“MBbl.” One thousand Bbls.

“MBOE.” One thousand BOE.

“Mcf.” One thousand cubic feet of natural gas.

“MMcf” One million cubic feet of natural gas.

“MMBOE.” One million BOE.

“NET ACRES.” The sum of the fractional working or any type of royalty interests owned in gross acres.

“PERMIT.” An area onshore or offshore that comprises a contiguous acreage, or leasehold, position on which an operator drills exploratory and/or development wells. Sometimes designated as a “lease” or “block.”

“PRODUCING WELL” or “PRODUCTIVE WELL.” A well that is capable of producing oil or natural gas in economic quantities.

“PROVED DEVELOPED RESERVES.” The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“PROVED RESERVES.” The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

“PROVED UNDEVELOPED RESERVES.” The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“ROYALTY INTEREST.” An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

“STANDARDIZED MEASURE.” Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable changes, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess inflows over a company’s tax basis in the associated properties.

Tax credits, net operating loss carryforwards and permanent differences also are considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

“UNDEVELOPED ACREAGE.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

“WORKING INTEREST.” The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

Toreador Resources Corporation

CONSOLIDATED FINANCIAL STATEMENTS

TOREADOR RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2006
	(In thousands,
	except per share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$32,891	$12,664
Restricted cash	3,211	12,734
Accounts receivable	38,967	9,547
Income taxes receivable	1,604	1,260
Other	1,800	8,445

Total current assets	78,473	45,650

Oil and natural gas properties, net, using successful efforts method of accounting	284,533	251,015
Investments in unconsolidated entities	2,622	2,659
Restricted cash	7,858	7,770
Goodwill	4,616	4,551
Other assets	7,691	6,559

	$385,793	$317,204

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$55,647	$33,827
Current portion of long-term debt	—	5,000
Income taxes payable	948	745

Total current liabilities	56,595	39,572

Long-term accrued liabilities	1,055	394
Long-term debt, net of current portion	35,000	21,550
Long-term asset retirement obligations	5,321	5,125
Deferred income tax liabilities	13,440	17,162
Convertible subordinated notes	86,250	86,250

Total liabilities	197,661	170,053

Commitments and contingencies
Stockholders’ equity:
Preferred stock, Series A-1, $1.00 par value, 4,000,000 shares authorized; liquidation preference of $1,800; 72,000 shares issued	72	72
Common stock, $0.15625 par value, 30,000,000 shares authorized;19,681,449 and 16,655,511 shares issued	3,075	2,602
Additional paid-in capital	156,858	111,708
Retained earnings	23,109	31,980
Accumulated other comprehensive income	7,552	3,323
Treasury stock at cost, 721,027 shares	(2,534)	(2,534)

Total stockholders’ equity	188,132	147,151

	$385,793	$317,204

The accompanying notes are an integral part of these financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,
	2007	2006
	(In thousands,
	except per share data)
	(Unaudited)

Oil and natural gas sales	$8,150	$9,769
Operating costs and expenses:
Lease operating	2,872	2,435
Exploration expense	2,104	1,053
Depreciation, depletion and amortization	2,314	1,302
Dry hole expense	8,159	—
General and administrative	6,461	2,508
Gain on sale of properties and other assets	(702)	(471)

Total operating costs and expenses	21,208	6,827

Operating income (loss)	(13,058)	2,942
Other income (expense):
Equity in earnings of unconsolidated investments	22	96
Foreign currency exchange gain	988	264
Interest and other income	513	927
Interest expense, net of interested capitalized	(595)	(278)

Total other income	928	1,009

Income (loss) before taxes	(12,130)	3,951
Income tax provision (benefit)	(3,345)	803

Net income (loss)	(8,785)	3,148
Preferred dividends	(41)	(41)

Income (loss) available to common shares	$(8,826)	$3,107

Basic income available to common shares per share	$(0.55)	$0.20

Diluted income available to common shares per share	$(0.55)	$0.19

Weighted average shares outstanding:
Basic	16,080	15,333

Diluted	16,080	16,671

The accompanying notes are an integral part of these financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

							Accumulated
	Preferred	Preferred	Common	Common	Additional		Other	Treasury	Total
	Stock	Stock	Stock	Stock	Paid-in	Retained	Comprehensive	Stock	Stockholders’
	(Shares)	($)	(Shares)	($)	Capital	Earnings	Income (loss)	($)	Equity
	(In thousands)

Balance at December 31, 2006	72	$72	16,656	$2,602	$111,708	$31,980	$3,323	$(2,534)	$147,151
Cash payment of preferred dividends	—	—	—	—	—	(41)	—	—	(41)
Exercise of stock options	—	—	207	32	1,004	—	—	—	1,036
Issuance of common stock	—	—	2,711	424	44,576	—	—	—	45,000
Issuance of restricted stock	—	—	108	17	(17)	—	—	—
Adoption FIN 48	—	—	—	—	—	(45)	—	—	(45)
Amortization of deferred stock compensation	—	—	—	—	2,038	—	—	—	2,038
Payment of equity issuance costs	—	—	—	—	(2,451)	—	—	—	(2,451)
Net income	—	—	—	—	—	(8,785)	—	—	(8,785)
Foreign currency translation adjustments	—	—	—	—	—	—	4,229	—	4,229

Balance at March 31, 2007	72	$72	19,682	$3,075	$156,858	$23,109	$7,552	$(2,534)	$188,132

The accompanying notes are an integral part of these financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
	2007	2006
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(8,785)	$3,148
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,314	1,302
Gain on sale of other assets	(702)	(471)
Equity in earnings of unconsolidated investments	(22)	(96)
Stock based compensation	2,038	407
Realized gains on foreign currency derivative transactions	—	(264)
Dry hole expense	8,159	—
Deferred income taxes provision (benefit)	(3,881)	179
Increase in accounts receivable	(29,389)	(150)
Decrease in other current assets	6,651	3,584
Increase in other assets	(1,127)	(50)
Increase in accounts payable and accrued liabilities	796	2,948
Increase in income taxes payable	167	1,087

Net cash provided by (used in) operating activities	(23,781)	11,624

Cash flows from investing activities:
Expenditures for property and equipment	(21,945)	(27,358)
Restricted cash	9,435	—
Proceeds from sale of property and equipment	820	1,200
Distributions from unconsolidated subsidiaries	60	—
Investments in unconsolidated subsidiaries	—	(15)

Net cash used in investing activities	(11,630)	(26,173)

Cash flows from financing activities:
Borrowings from long-term debt	25,000	—
Repayments of long-term debt	(16,550)	—
Payment of equity issue cost	(2,451)	—
Proceeds from issuance of common stock	45,000	—
Payment of preferred dividends	(41)	(41)
Tax benefit of stock option exercises	—	123
Exercise of stock options	1,036	179

Net cash provided by financing activities	51,994	261

Net increase (decrease) in cash and cash equivalents	16,583	(14,288)
Effects of foreign currency translation on cash and cash equivalents	3,644	(44)
Cash and cash equivalents, beginning of period	12,664	53,113

Cash and cash equivalents, end of period	$32,891	$38,781

Supplemental disclosures:
Cash paid during the period for interest, net of interest capitalized	$—	$—
Cash paid during the period for income taxes	$379	$—

The accompanying notes are an integral part of these financial statements.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 —	BASIS OF PRESENTATION

The consolidated financial statements of Toreador Resources Corporation and subsidiaries (“Toreador,” “we,” “us,” “our,” or the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures contained herein are adequate to make the information presented not misleading. The consolidated balance sheet at December 31, 2006 is derived from the December 31, 2006 audited consolidated financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2006. Certain prior-year amounts have been reclassified to conform to the 2007 presentation. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Unless otherwise noted, amounts reported in tables are in thousands, except per unit data.

New Accounting Pronouncements

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (“FIN 48”) as of January 1, 2007; see Note 8 — Income Taxes for further detail.

We adopted EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements” as of January 1, 2007. This pronouncement had no effect upon adoption, because the Company’s policy has been to accrue such liabilities when they are probable. See Note 5 — Long-term Debt and Note 9 — Common Stock for further detail.

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The Financial Accounting Standards Board (“FASB”) believes the standard also responds to investors’ requirement for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning January 1, 2008.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement 115”. The statement permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains and losses on any items for which we elect the fair value measurement option would be reported in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the effect, if any, the adoption of Statement 159 will have on our financial statements and related disclosures.

NOTE 2 —	CONCENTRATION OF CREDIT RISK AND ACCOUNTS RECEIVABLE

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, restricted cash and accounts receivable. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. Historically, we have not experienced any losses related to accounts receivable, and accordingly, we do not believe an allowance for doubtful accounts is warranted at March 31, 2007. Substantially all of our accounts receivable are due from our joint interest partners in the Black Sea, offshore Turkey and from the purchasers of oil and natural gas.

We periodically review the collectability of accounts receivable and record a valuation allowance for those accounts which are, in our judgment, unlikely to be collected. We have not had any significant credit losses in the past and we believe our accounts receivable are fully collectable.

Accounts receivable consisted of the following:

	March 31,	December 31,
	2007	2006

Accrued oil and natural gas sales receivables	$3,573	$3,597
Joint interest receivables	29,987	612
Trade receivables	3,818	3,394
Other accounts receivable	1,589	1,944

	$38,967	$9,547

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	EARNINGS (LOSS) PER COMMON SHARE

The following table reconciles the numerators and denominators of the basic and diluted earnings (loss) per common share computation:

	Three Months Ended
	March 31,
	2007	2006

Basic earnings (loss) per share:
Numerator:
Net income (loss)	$(8,785)	$3,148
Less: dividends on preferred shares	41	41

Net income (loss) available to common shareholders	$(8,826)	$3,107

Denominator:
Common shares outstanding	16,080	15,333

Income (loss) per share available to common shareholders	$(0.55)	$0.20

Diluted earnings (loss) per share:
Numerator:
Net income (loss)	$(8,785)	$3,148
Plus: interest on convertible debt	—	6
Less: dividends on preferred shares	41	—

Income (loss) available to common shareholders	$(8,826)	$3,154

Denominator:
Weighted average common shares outstanding	16,080	15,333
Common stock options and warrants	— (1)	725
Conversion of preferred shares	— (1)	450
Conversion of 5.0% notes payable	— (3)	—	(3)
Restricted stock	— (1)	57
Conversion of debenture	— (2)	106

Diluted shares outstanding	16,080	16,671

Income (loss) per share available to common shareholders	$(0.55)	$0.19

(1)	Conversion of these securities would result in issuance of 724,645 shares of common stock that are antidilutive; therefore, there are no dilutive shares.

(2)	The convertible debenture was converted to common stock in the first quarter of 2006.

(3)	Conversion of these securities would result in issuance of 2,014,716 common shares that are antidilutive. The 5% notes payable were issued September 27, 2005 and September 30, 2005.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 —	COMPREHENSIVE INCOME

The following table presents the components of comprehensive income (loss), net of related tax:

	Three Months Ended
	March 31,
	2007	2006

Net income (loss)	$(8,785)	$3,148
Foreign currency translation adjustments	4,229	(125)

Comprehensive income (loss)	$(4,556)	$3,023

NOTE 5 —	LONG-TERM DEBT

Long-term debt consisted of the following:

	March 31,	December 31,
	2007	2006

Revolving line of credit with Texas Capital Bank, N.A	$—	$5,550
Revolving line of credit with Natexis Banques Populaires	—	11,000
Secured revolving facility with the International Finance Corporation	35,000	10,000
Convertible senior notes	86,250	86,250

	121,250	112,800
Less: current portion	—	(5,000)

	$121,250	$107,800

CONVERTIBLE SENIOR NOTES DUE OCTOBER 1, 2025

On September 27, 2005, we issued $75 million of Convertible Senior Notes due October 1, 2025 (“Notes”) to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933. We also granted the initial purchasers the option to purchase an additional $11.25 million aggregate principal amount of Notes to cover over-allotments. The option was exercised on September 30, 2005. The total principal amount of Notes issued was $86.25 million and total net proceeds were approximately $82.2 million. We incurred approximately $4.1 million of costs associated with the issuance of the Notes; these costs have been recorded in other assets on the balance sheet and are being amortized to interest expense over the term of the Notes. The net proceeds were used for general corporate purposes, including funding a portion of our 2005 and 2006 exploration and development activities.

The Notes bear interest at a rate of 5% per annum and can be converted into common stock at an initial conversion rate of 23.3596 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the event of a fundamental change, as defined, (equivalent to a conversion price of approximately $42.81 per share). We may redeem the Notes, in whole or in part, on or after October 6, 2008, and prior to October 1, 2010, for cash at a redemption price equal to 100% of the principal amount of Notes to be redeemed, plus any accrued and unpaid interest, if the closing price of our common stock exceeds 130% of the conversion price over a specified period. On or after October 1, 2010, we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of Notes to be redeemed, plus any accrued and unpaid interest, irrespective of the price of its common stock. Holders may convert their Notes at any time prior to the close of business on the business day immediately preceding their stated maturity, and holders may, upon the occurrence of certain fundamental changes, and on October 1, 2010, October 1, 2015, and October 1, 2020, require us to repurchase all or a portion of their Notes for cash in an amount equal to 100% of the principal amount of such Notes, plus any accrued and unpaid interest.

Due to our restating the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and our consolidated financial statements for each of the quarters ended March 31 and June 30, 2006, we did

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not provide the trustee under the indenture of the Notes with copies of our annual reports, information, documents and other reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within thirty (30) days of when such reports are required to be filed with the Securities and Exchange Commission.

On December 15, 2006, we received a notice from the trustee for failing to provide the trustee with a copy of our Form 10-Q for the nine month period ended September 30, 2006. Since we cured the covenant default within thirty (30) days after receiving the written notice from the trustee, we cured the default and an event of default did not occur.

The registration rights agreement covering the Notes provides for a penalty if the registration statement is filed and declared effective but thereafter ceases to be effective (a “Suspension Period”) for an aggregate of forty-five (45) days in any three month period or ninety (90) days in any twelve month period (an “Event Date”). Such penalty calls for an additional 0.25% per annum in interest expense on the aggregate principal amount of the Notes for the first ninety (90) days following an Event Date and an additional 0.50% per annum in interest expense on the aggregate principal amount of the Notes thereafter, until such Suspension Period ends upon the registration statement again becoming effective. Because we did not file our Quarterly Report on Form 10-Q for the nine month period ended September 30, 2006 in a timely manner, the registration statement for the Notes became ineffective and we entered a Suspension Period on November 15, 2006. Such Suspension Period ended on January 23, 2007 when we provided notice that the Form 10-Q had been filed and the Suspension Period was no longer in effect. Because the Suspension Period exceeded forty-five (45) days in any three month period, we paid approximately $14,375 in additional interest expense. On March 16, 2007, the date we filed our Form 10-K for the year ended December 31, 2006, we again entered a Suspension Period until we file and have declared effective an amendment to our registration statement on Form S-1. Therefore, we have accrued a liability of $53,168 at March 31, 2007, which represents 90 days of additional interest at 0.25%. Because of the previous Suspension Period, we exceeded the ninety (90) days in any twelve month period on the twenty first (21st) day following the filing of our Form 10-K and again began to accrue additional interest as described above until we can file and have declared effective an amendment to our registration statement on Form S-1.

SECURED REVOLVING FACILITY WITH THE INTERNATIONAL FINANCE CORPORATION

On December 28, 2006, we guaranteed the obligations of certain of our direct and indirect subsidiaries in a loan and guarantee agreement with International Finance Corporation. The loan and guarantee agreement provides for a $25 million loan facility which is a secured revolving facility with a current maximum facility amount of $25 million which will increase to $40 million when the projected total borrowing base amount exceeds $50 million. The $25 million facility was funded on March 2, 2007. The loan and guarantee agreement also provides for a $10 million facility which was funded on December 28, 2006. As of March 31, 2007, all amounts available under the new facilities have been funded. Both the $25 million facility and $10 million facility are to fund our operations in Turkey and Romania.

Interest accrues on any loans under the $25 million facility at a rate of 2% over the six month LIBOR rate. Interest accrued on the $10 million facility at a rate of 1.5% over the six month LIBOR rate until the $25 million facility was funded after which the rate for the $10 million facility was lowered to 0.5% over the six month LIBOR rate. As of March 31, 2007, the interest rate on the $10 million facility was 5.861% and the interest rate on the $25 million facility was 7.349%. Interest is to be paid on each June 15 and December 15. At March 31, 2007 we have accrued interest of $386,248.

On December 31, 2011, the maximum amount available under the $25 million facility begins to decrease by $5 million every six months from $40 million (assuming the projected borrowing base amount exceeds $50 million) until the final portion of the $25 million facility is due on December 15, 2014. On December 15, 2014, $5 million of the $10 million facility is to be repaid with the remaining $5 million being due on June 15, 2015.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We are required to meet the following ratios on a consolidated basis: (i) the life of loan coverage ratio of not less than: (a) 1.2:1.0 in 2006 and 2007; (b) 1.3:1.0 in 2008; and (c) 1.4:1.0 in 2009 and each subsequent year thereafter; (ii) reserve tail ratio of not less than 25%; (iii) adjusted financed debt to EBITDA ratio of not more than 3.0:1.0; (iv) liabilities to tangible net worth ratio of not more than 60:40; and (v) interest coverage ratio of not less than 3.0:1.0. We were not in compliance with the adjusted financed debt to EBITDA ratio and the interest coverage ratio at March 31, 2007. We have obtained waivers from the International Finance Corporation for the non compliance for the period ended March 31, 2007 and covenant requirements were replaced with the adjusted financial debt to EBITDAX ratio not being more than 3.0:1.0 and the adjusted EBITDAX to net interest expense ratio not being more than 3.0:1.0 through July 2, 2008. We are in compliance with the revised ratios.

We are subject to certain negative covenants, including, but not limited to, the following: (i) subject to certain exceptions, paying dividends; (ii) subject to certain exceptions, incurring debt, making guarantees or creating or permitting to exist any liens, (iii) subject to certain exceptions, making or permitting to exist loans or advances to, or deposits, with other persons or investments in any person or enterprise; (iv) subject to certain exceptions, selling, transferring, leasing or otherwise disposing of all or a material part of our borrowing base assets; and (v) subject to certain exceptions, undertaking or permitting any merger, spin-off, consolidation or reorganization.

REVOLVING LINE OF CREDIT WITH NATIXIS BANQUES POPULAIRES

On December 23, 2004, we entered into a five-year $15 million reserve-based borrowing facility with a French lender to finance the development of our existing French fields, acquisitions of new fields, general working capital and other corporate purposes. On March 2, 2007, the $15 million facility was retired and all amounts due were paid. The facility bore interest at a floating rate of 2.25-2.75% above LIBOR depending on the principal outstanding. Toreador and certain of its U.S. and French subsidiaries each guaranteed the obligations under the facility. This facility required monthly interest payments until December 23, 2009, at which time all unpaid principal and interest were due. The $15 million facility contained various affirmative and negative covenants. These covenants, among other things, limited additional indebtedness, the sale of assets, change of control and management, limitations on the distribution of stock dividends and required us to meet certain financial requirements. Specifically, we had to maintain an interest cost ratio of not less than 4.00 to 1.00, an indebtedness ratio of not less than 1.00 to 1.00, asset life cover ratio of not less than 1.25 to 1.00, a loan life cover ratio equal to or greater than 1.15 to 1.00 and a debt service coverage ratio equal to or greater than 1.10 to 1.00.

As a result of not providing Natixis with our unaudited consolidated financial statements for the nine month period ended September 30, 2006 within forty-five (45) days after the end of such quarter, we were in default under the $15 million facility. Until January 16, 2007, Natixis waived such default and any other default under the facility as a result of us not yet providing such financial statements. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Natixis which cured the default.

REVOLVING LINE OF CREDIT WITH TEXAS CAPITAL BANK, N.A.

On December 30, 2004, we entered into a five-year $25 million reserve-based borrowing facility with Texas Capital Bank, N.A. in order to finance the development and acquisition of oil and natural-gas interests both domestically and internationally and for working capital purposes. On March 30, 2007, the Texas Capital facility was retired and all amounts due were paid. The facility bore interest at a rate of prime less 0.5% and was collateralized by our domestic working interests. The borrowers under this facility were two of our domestic subsidiaries, and the parent entity guaranteed the obligations. The Texas Capital facility required monthly interest payments until January 1, 2009 at which time all unpaid principal and interest were due. The Texas Capital facility contained various affirmative and negative covenants. These covenants, among other things, limited additional indebtedness, the sale of assets, change of control and management and required us to meet certain financial

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requirements. Specifically, we had to maintain a current ratio of 1.25 to 1.00 (exclusive of amounts due under revolving credit arrangements) and an interest coverage ratio of not less than 3.00 to 1.00.

We were in default under the Texas Capital facility for failing to provide Texas Capital on or before the 60th day after the last day of the fiscal quarter ended September 30, 2006 with a copy of the unaudited consolidated financial statements of Toreador and there was an event of default under the Texas Capital facility for defaulting in the performance or observance of a provision under the Senior Convertible Notes. Texas Capital waived the default and event of default until January 16, 2007. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Texas Capital which cured the default.

NOTE 6 —	ASSET RETIREMENT OBLIGATIONS

We account for our asset retirement obligations in accordance with Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”), which requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss upon settlement.

The following table summarizes the changes in our asset retirement liability during the quarters ended March 31, 2007 and 2006:

	2007	2006

Asset retirement obligation January 1	$5,125	$3,630
Asset retirement accretion expense	73	50
Foreign currency exchange loss	38	48
Property additions	101	11
Property dispositions	(16)	—

Asset retirement obligation at March 31	$5,321	$3,739

NOTE 7 —	GEOGRAPHIC OPERATING SEGMENT INFORMATION

We have operations in only one industry segment, the oil and natural gas exploration and production industry. We are structured along geographic operating segments or regions. As a result, we have reportable operations in the United States, France, Turkey and Romania and Hungary.

The following tables provide the geographic operating segment data required by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

	Three Months Ended March 31, 2007(2)
	United
	States	France	Turkey	Romania	Hungary	Total

Revenues	$1,334	$5,130	$810	$876	$—	$8,150
Costs and expenses	6,293	4,338	1,137	6,430	3,010	21,208

Operating income (loss)	$(4,959)	$792	$(327)	$(5,554)	$(3,010)	$(13,058)

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31, 2006
	United
	States	France	Turkey	Romania	Hungary	Total

Revenues	$1,630	$7,289	$850	$—	$—	$9,769
Costs and expenses	3,193	3,122	90	—	422	6,827

Operating income (loss)	$(1,563)	$4,167	$760	$—	$(422)	$2,942

	Total Assets(1)
	United
	States	France	Turkey	Romania	Hungary	Total

March 31, 2007	$25,099	$90,945	$209,203	$23,161	$37,385	$385,793

December 31, 2006	$24,529	$91,342	$162,013	$23,739	$15,581	$317,204

(1)	Each segment’s total assets reflect the effect of intersegment eliminations.

(2)	For the three months ended March 31, 2007, we recorded dry hole expense of $8.2 million, which included one dry hole in France of $1 million, two dry holes in Romania totaling $4.6 million and two dry holes in Hungary totaling $2.6 million.

NOTE 8 —	INCOME TAXES

At March 31, 2007, we had recorded an income tax receivable of $1.6 million resulting primarily from an operating loss through March 31, 2007 in our U.S. segment and a tax refund due to the French subsidiary. For the three months ended March 31, 2007 and 2006 we paid income taxes of approximately $379,000 and zero, respectively, related to French taxable income. As of March 31, 2007, our U.S. net operating loss generated a $3.6 million tax benefit which was reduced by a $281,000 foreign tax provision, resulting in an income tax benefit of $3.3 million. Our effective income tax rate differs from the statutory rates applicable to jurisdictions in which we operate due primarily to the establishment of a Hungarian valuation allowance of $485,000 which was required because we could not be assured of the future utilization of net operating losses of $3 million.

We adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of the adoption we recognized an increase in the liability for unrecognized tax expense of approximately $45,000, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. As of the date of adoption and after the impact of recognizing the increase in liability noted above, our unrecognized tax benefits totaled approximately $357,000, the disallowance of which would not materially affect the effective income tax rate. There are no tax positions for which a material change in the unrecognized tax benefit liability is reasonably possible in next 12 months.

We recognize potential accrued interest and penalties related to unrecognized tax benefits within our global operations in income tax expense. In conjunction with the adoption of FIN 48, we recognized approximately $28,000 for the accrual of interest and penalties at January 1, 2007 which is included as a component of $357,000 unrecognized tax benefit noted above. During the three months ended March 31, 2007, we recognized zero in potential interest and penalties associated with uncertain tax positions. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

We file several state and foreign tax returns, many of which remain open for examination for five years.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 —	COMMON STOCK

On March 23, 2007, we closed a $45 million private placement of equity. In the transaction, we issued an aggregate of 2,710,843 shares of common stock to six institutional investors, providing us with $45 million of gross proceeds at Closing. We also granted the investors warrants to purchase an additional $8.1 million aggregate amount of common stock within the next 30-day period. On April 23, 2007, two of the institutional investors exercised their warrants for an aggregate of 326,104 additional shares of common stock, providing us with approximately $5.4 million of gross proceeds. The net proceeds from the private placement totaled approximately $48 million and are being used to help fund our 2007 exploration and development activities.

In connection with the private placement, we entered into a Registration Rights Agreement with the investors. The Registration Rights Agreement provides that we will file a registration statement with the Securities and Exchange Commission covering the resale of the common stock within 60 days after the closing date. If the registration statement is not filed with the Securities and Exchange Commission within such time, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 60th day after closing if the registration statement has not been filed by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not filed by such date. We filed the registration statement with the Securities and Exchange Commission on May 8, 2007. If the registration statement is not declared effective by the Securities and Exchange Commission within 150 days after the closing date, we must pay 1.0% of the aggregate purchase price, an additional 1.0% on the one month anniversary of the 150th day after the closing if the registration statement has not been declared effective by the Securities and Exchange Commission by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if the registration statement is not declared effective by such date. If the registration statement is declared effective by the Securities and Exchange Commission and after such effectiveness, subject to certain exceptions, sales cannot be made pursuant to the registration statement, we must pay 1.0% of the aggregate purchase price on the date sales cannot be made pursuant to the registration statement, an additional 1% on the one month anniversary of the date sales are not permitted under the registration statement if sales are not permitted under the registration statement by such date and an additional 2.0% of the aggregate purchase price for each 30 day period after the one month anniversary if sales under the registration statement are not permitted by such date. Any one month or 30 day periods during which we cure the violation will cause the payment for such period to be made on a pro rata basis.

The Company accounts for registration rights agreements containing a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, in accordance with EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements”. Under this approach, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with “FAS No. 5, Accounting for Contingencies” and “FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss”.

For the three months ended March 31, 2007, there were 206,700 shares of common stock issued due the exercise of stock options. The Company received $1 million in proceeds from these exercises. The Company also issued 108,395 restricted stock grants to employees and consultants.

NOTE 10 —	CAPITALIZED INTEREST

We capitalize interest on major projects that require an extended period of time to complete. Interest capitalized for three months ended March 31, 2007 and 2006 was $1.7 million and $1.6 million, respectively.

NOTE 11 —	COMMITMENTS AND CONTINGENCIES

In October 2005, in an incident involving a vessel owned by Micoperi Srl, the Ayazli 2 and Ayazli 3 wells were damaged, and subsequently had to be re-drilled. We and our co-venturers have made a claim in respect of the cost of

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

re-drilling and repeating flow-testing. The amount claimed is presently approximately $10.8 million before interest, subject to adjustment when the actual cost of flow-testing the re-drilled wells is known. In addition, we and our co-venturers have a claim to recover from Micoperi the sum of about $8.7 million paid to Micoperi under the contract between us, our co-venturers and Micoperi. Micoperi has made a cross-claim for approximately $6.8 million in respect of sums allegedly due to Micoperi under the contract between us, the co-venturers and Micoperi. Micoperi has also asserted a claim that the arrests of the vessel “MICOPERI 30” at Palermo, Italy was wrongful and have asserted a claim for damages in respect of such allegedly wrongful arrest. We and our co-ventures have received security from Micoperi by way of a letter of undertaking from its insurers, and have provided security to Micoperi in respect of their cross-claims by way of a bank guarantee of $7.8 million. The claims and cross-claims are subject to the jurisdiction of the English Court; however, neither side has yet commenced any court proceedings. All the amounts stated above are gross and our share would be equal to 36.75%. We have accrued our portion of the unpaid invoices and are accounting for the potential receivable from Micoperi as a gain contingency. Accordingly, the potential gain has not been recorded.

From time to time, we are named as a defendant in other legal proceedings arising in the normal course of business. In our opinion, the final judgment or settlement, if any, which may be awarded with any suit or claim would not have a material adverse effect on our financial position.

NOTE 12 —	SUBSEQUENT EVENTS

On April 13, 2007, we sold our 32.225% interest in EnergyNet for $2 million. $1 million of the proceeds was received at closing and the additional $1 million is expected to be received by June 30, 2007. The carrying value of the investment at March 31, 2007 was $951,448, which results in a gain on the sale of approximately $1 million.

On May 2, 2007, we sold our 38.4% interest in ePsolutions for $4 million and we are converting $500,000 of the proceeds into ePsolutions convertible preferred stock. The carrying value of the investment at March 31, 2007 was $1.5 million, which results in a gain on the sale of approximately $2.5 million.

In April 2007, we drilled an exploration well on the Aufferville Permit in France, the Ichy #1D. The well did not encounter commercial hydrocarbons and was declared a dry hole. The estimated cost to drill the well was $2 million, which will be written off to dry hole cost in the second quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Toreador Resources Corporation
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Toreador Resources Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toreador Resources Corporation and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Toreador Resources Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/  Grant Thornton LLP

Dallas, Texas
March 16, 2007

TOREADOR RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$12,664	$53,113
Restricted cash	20,504	—
Short-term investments	—	40,000
Accounts receivable	9,547	8,162
Income taxes receivable	1,260	4,453
Other	8,445	6,537

Total current assets	52,420	112,265

Oil and natural gas properties, net, using successful efforts method of accounting	251,015	138,158
Investments in unconsolidated entities	2,659	2,251
Goodwill	4,551	4,195
Other assets	6,559	4,945

	$317,204	$261,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$33,827	$19,248
Current portion of long-term debt	5,000	—
Convertible debenture — related party	—	810
Income taxes payable	745	908

Total current liabilities	39,572	20,966

Long-term accrued liabilities	394	1,410
Long-term debt, net of current portion	21,550	5,000
Long-term asset retirement obligations	5,125	3,630
Deferred income tax liabilities	17,162	12,199
Convertible subordinated notes	86,250	86,250

Total liabilities	170,053	129,455

Commitments and contingencies
Stockholders’ equity:
Preferred stock, Series A-1, $1.00 par value, 4,000,000 shares authorized; liquidation preference of $1,800; 72,000 shares issued	72	72
Common stock, $0.15625 par value, 30,000,000 shares authorized;16,655,511 and 16,142,824 shares issued	2,602	2,522
Additional paid-in capital	111,708	108,001
Retained earnings	31,980	29,564
Accumulated other comprehensive income (loss)	3,323	(3,364)
Deferred compensation	—	(1,902)
Treasury stock at cost, 721,027 shares	(2,534)	(2,534)

Total stockholders’ equity	147,151	132,359

	$317,204	$261,814

See accompanying notes to the consolidated financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except
	per share data)

Revenue:
Oil and natural gas sales	$40,387	$31,117	$22,336
Loss on commodity derivatives	—	—	(1,322)
Lease bonuses and rentals	—	—	14

Total revenue	40,387	31,117	21,028

Operating costs and expenses:
Lease operating expense	10,941	8,198	7,399
Exploration expense	3,946	2,940	4,530
Dry hole and abandonment	3,099	1,738	—
Depreciation, depletion and amortization	7,544	5,245	4,110
Impairment of oil and natural gas properties	345	110	—
General and administrative	9,829	6,680	7,463
(Gain) loss on sale of properties and other assets	(638)	(12)	159

Total operating costs and expenses	35,066	24,899	23,661

Operating income (loss)	5,321	6,218	(2,633)
Other income (expense):
Equity in earnings (loss) of unconsolidated investments	401	222	(18)
Foreign currency exchange gain (loss)	(605)	2,386	127
Interest and other income	1,988	1,407	515
Interest expense	(891)	—	(1,414)

Total other income (expense)	893	4,015	(790)

Income (loss) from continuing operations before income taxes	6,214	10,233	(3,423)
Income tax benefit (provision)	(3,647)	315	1,153

Income (loss) from continuing operations	2,567	10,548	(2,270)
Income from discontinued operations	11	47	17,690

Net income	2,578	10,595	15,420
Preferred dividends	(162)	(684)	(714)

Income available to common shares	$2,416	$9,911	$14,706

Basic income available to common shares per share from:
Continuing operations	$0.16	$0.69	$(0.31)
Discontinued operations	—	—	1.85

	$0.16	$0.69	$1.54

Diluted income available to common shares per share from:
Continuing operations	$0.15	$0.65	$(0.31)
Discontinued operations	—	—	1.85

	$0.15	$0.65	$1.54

Weighted average shares outstanding:
Basic	15,527	14,213	9,571
Diluted	15,884	15,140	9,571
Statement of Comprehensive Income
Net income	$2,578	$10,595	$15,420
Foreign currency translation adjustments	6,687	(8,080)	2,885

Comprehensive income	$9,265	$2,515	$18,305

See accompanying notes to the consolidated financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

							Accumulated
							Other
	Preferred	Preferred	Common	Common	Additional		Comprehensive	Treasury		Total
	Stock	Stock	Stock	Stock	Paid-in	Retained	Income	Stock	Deferred	Stockholders’
	(Shares)	($)	(Shares)	($)	Capital	Earnings	(loss)	($)	Compensation	Equity
	(In thousands)

Balance at December 31, 2003	320	$320	10,059	$1,572	$33,462	$4,947	$1,831	$(2,534)	$—	$39,598
Cash payment of preferred dividends	—	—	—	—	—	(714)	—	—	—	(714)
Issuance of stock options for professional services	—	—	—	—	58	—	—	—	—	58
Conversion of preferred stock	(166)	(166)	1,037	162	4	—	—	—	—	—
Conversion of convertible debenture	—	—	100	16	659	—	—	—	—	675
Exercise of stock options	—	—	528	82	2,228	—	—	—	—	2,310
Tax benefit of stock option exercises	—	—	—	—	1,113	—	—	—	—	1,113
Net income	—	—	—	—	—	15,420	—	—	—	15,420
Foreign currency translation adjustment	—	—	—	—	—	—	2,885	—	—	2,885

Balance at December 31, 2004	154	154	11,724	1,832	37,524	19,653	4,716	(2,534)	—	61,345
Cash payment of preferred dividends	—	—	—	—	—	(186)	—	—	—	(186)
Conversion of preferred stock	(82)	(82)	512	80	2	—	—	—	—	—
Conversion of notes payable	—	—	915	143	6,270	—	—	—	—	6,413
Conversion of convertible debenture	—	—	100	16	659	—	—	—	—	675
Issuance of common stock, net of issuance costs	—	—	2,244	350	55,568	—	—	—	—	55,918
Exercise of stock options	—	—	493	77	2,475	—	—	—	—	2,552
Issuance of warrants	—	—	—	—	60	—	—	—	—	60
Tax benefit of stock option exercises	—	—	—	—	2,557	—	—	—	—	2,557
Exercise of warrants	—	—	20	3	107	—	—	—	—	110
Common shares issued in payment of preferred dividends	—	—	20	3	495	(498)	—	—	—	—
Issuance of restricted stock	—	—	115	18	2,284	—	—	—	(2,302)	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	400	400
Net income	—	—	—	—	—	10,595	—	—	—	10,595
Foreign currency translation adjustment	—	—	—	—	—	—	(8,080)	—	—	(8,080)

Balance at December 31, 2005	72	72	16,143	2,522	108,001	29,564	(3,364)	(2,534)	(1,902)	132,359
Transfer deferred compensation to additional paid-in capital	—	—	—	—	(1,902)	—	—	—	1,902	—
Cash payment of preferred dividends		—	—	—	—	(162)	—	—	—	(162)
Conversion of convertible debenture	—	—	120	19	791	—	—	—	—	810
Exercise of stock options	—	—	175	27	839	—	—	—	—	866
Issuance of restricted stock	—	—	214	33	(33)	—	—	—	—	—
Exercise of warrants	—	—	4	1	33	—	—	—	—	34
Issuance of warrants	—	—	—	—	883	—	—	—	—	883
Tax benefit of stock option exercises	—	—	—	—	293	—	—	—	—	293
Stock option expense	—	—	—	—	66	—	—	—	—	66
Amortization of deferred stock compensation	—	—	—	—	2,737	—	—	—	—	2,737
Net income		—	—	—	—	2,578	—	—	—	2,578
Foreign currency translation adjustments	—	—	—	—	—	—	6,687	—	—	6,687

Balance at December 31, 2006	72	$72	16,656	$2,602	$111,708	$31,980	$3,323	$(2,534)	$—	$147,151

See accompanying notes to the consolidated financial statements.

TOREADOR RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
	(In thousands)

Cash flows from operating activities:
Net Income	$2,578	$10,595	$15,420
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	7,544	5,245	4,110
Amortization of deferred debt issuance cost	—	—	383
Issuance of warrants to non-employee	107
Impairment of oil and natural gas properties	345	110	—
Dry hole and abandonment costs	3,099	1,738	—
Deferred income taxes	2,642	93	2,556
Unrealized gain on commodity derivatives	—	—	(1,159)
Gain on sale of properties and equipment	(638)	(12)	(28,552)
Equity in (earnings) loss of unconsolidated investments	(401)	(222)	18
Stock-based compensation	2,803	400	58
Gain on sale of marketable securities	—	—	20
Change in operating assets and liabilities, net of acquisitions Increase in accounts receivable	(1,027)	(4,304)	(520)
Increase in income taxes receivable	(655)	(4,453)	—
Increase in other assets	(4,596)	(9,740)	(931)
Increase in accounts payable and accrued liabilities	(1,322)	1,097	(360)
Increase (decrease) in income taxes payable	3,625	(685)	780

Net cash provided by (used in) operating activities	14,104	(138)	(8,177)

Cash flows from investing activities:
Expenditures for property and equipment	(105,165)	(50,163)	(10,911)
Restricted cash	(20,504)	—	—
Net cash for acquisitions	—	(8,751)	—
Proceeds from the sale of properties and equipment	1,672	29	42,125
Distributions from unconsolidated entities	250	191	255
Sale (purchase) of short-term investments	40,000	(40,000)	—
Investments in unconsolidated entities	(257)	(754)	(1,210)

Net cash provided by (used in) investing activities	(84,004)	(99,448)	30,259

Cash flows from financing activities:
Repayment of revolving credit facilities	(5,000)	(4,848)	(28,816)
Net borrowings (repayments) under revolving credit arrangements	26,550	9,811	37
Exercise of stock options	866	2,552	2,310
Proceeds from the exercise of warrants	34	170	—
Proceeds from issuance of common stock, net of issuance cost of $3,940	—	55,918	—
Tax benefit related to stock options	293	—	—
Proceeds from issuance of notes payable	—	86,250	7,500
Payment of preferred dividends	(162)	(186)	(714)

Net cash provided by (used in) financing activities	22,581	149,667	(19,683)

Net increase (decrease) in cash and cash equivalents	(47,319)	50,081	2,399
Effects of foreign currency translation on cash and cash equivalents	6,870	(1,945)	(241)
Cash and cash equivalents, beginning of year	53,113	4,977	2,819

Cash and cash equivalents, end of year	$12,664	$53,113	$4,977

Supplemental disclosures:
Cash paid during the period for interest, net of interest capitalized	$—	$—	$1,304
Cash paid during the period for income taxes	$2,414	$2,690	$5,250
Non-cash investing and financing activities
Conversion of preferred stock to common stock	—	82	166
Conversion of notes payable to common stock	—	6,413	—
Conversion of convertible debentures to common stock	810	675	675
Common shares issued for preferred dividends	—	498	—

See accompanying notes to the consolidated financial statements.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS

Toreador Resources Corporation (“Toreador”) is an independent energy company engaged in foreign (France, Turkey, Romania and Hungary) and domestic oil and natural gas exploration, development, production, leasing and acquisition activities. The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

BASIS OF PRESENTATION

Toreador consolidates all of its majority-owned subsidiaries (collectively, “we,” “us,” “our,” or the “Company”). All intercompany accounts and transactions are eliminated in consolidation. We account for our investments in entities in which we hold less than a majority interest under the equity method.

In January 2004, we sold our U.S. mineral and royalty assets to Black Stone Acquisitions Partners I, L.P. (“Royalty Sale”). We retained all of our working-interest properties. From the approximate $45.0 million cash consideration ($41.9 million net of transaction costs) that we received, we discharged our outstanding credit facilities. The financial results for those assets sold are classified as discontinued operations in the accompanying financial statements. Certain prior-year amounts have been reclassified to conform to the 2006 presentation. See further discussion in Note 15 to the consolidated financial statements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s estimates of crude oil and natural gas reserves are the most significant estimates used. All of the reserve data in the Form 10-K for the year ended December 31, 2006 are estimates. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may be different from the quantities of crude oil and natural gas that are ultimately recovered.

Other items subject to estimates and assumptions include the carrying amounts of oil and natural gas properties, goodwill, asset retirement obligations and deferred income tax assets. Actual results could differ significantly from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include cash on hand, amounts due from banks and all highly liquid investments with original maturities of three months or less. We maintain our cash in bank deposit accounts, substantially all of which exceeds federally insured limits. We have not experienced any losses in such accounts.

As of December 31, 2005 we had $40 million in time deposits bearing interest at 2.87%. Upon maturity in 2006, we transferred these funds to our operating account.

As of December 31, 2006 and 2005 we had $11.2 million and $6.5 million, respectively, on deposit in foreign banks.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RESTRICTED CASH

Restricted cash consists of $11.5 million held by a bank in the form of certificates of deposit as collateral for a “Stand-by Letter of Credit” required by the contractor for the installation on the offshore pipeline in the Black Sea; $7.8 million deposit used to secure a bank “Letter of Guarantee” that was issued as required under the mediation proceedings with Micoperi, Srl. and $1.2 million is a compensating cash balance as required by our credit facility with Natexis Bank. The total amount of $20.5 million is on deposit in foreign banks.

CONCENTRATION OF CREDIT RISK AND ACCOUNTS RECEIVABLE

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, accounts receivable, and our hedging and derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. Historically, we have not experienced any losses related to accounts receivable, and accordingly, we do not believe an allowance for doubtful accounts is warranted either at December 31, 2006 or 2005. Substantially all of our accounts receivable are due from purchasers of oil and natural gas. We place our hedging and derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our hedging activities, please see “Derivative Financial Instruments” below.

We periodically review the collectability of accounts receivable and record a valuation allowance for those accounts which are, in our judgment, unlikely to be collected. We have not had any significant credit losses in the past and we believe our accounts receivable are fully collectable.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value, at December 31, 2006 and 2005, due to the short-term nature or maturity of the instruments.

Long-term debt approximated fair value based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturities.

On December 31, 2006 the convertible subordinate notes which had a book value of $86.25 million, were trading at $1,005.80, which would equal a fair market value of approximately $86.8 million.

DERIVATIVE FINANCIAL INSTRUMENTS

In 2004, we used various swap and option contracts to (i) reduce the effect of the volatility of price changes on the commodities we produce and sell; and (ii) support our annual capital budgeting and expenditure plans. In order to accomplish this objective, in 2004 we periodically entered into oil and natural gas swap and option agreements that fixed the price of oil and natural gas sales within ranges determined acceptable at the time we execute the contracts. Losses from these financial instruments totaled $63,000 in 2004. We did not enter into any commodity contracts in 2006 or 2005.

In 2006, we purchased and sold 6 foreign currency forward contracts for Turkish Lira, two foreign currency forward contracts for Euros and two call options to purchase Euros. The contracts were purchased primarily to protect our exposure to foreign exchange changes in France and Turkey. When these contracts were settled we recognized a loss of approximately $464,000 that was recorded to foreign exchange gain (loss) on the Statement of Operations.

We are exposed to credit losses on derivative financial instruments in the event of nonperformance by the counterparties to our financial instruments. We anticipate, however, that such counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments subject to credit risk but we monitor the credit standing of the counterparties. At December 31, 2006 and 2005, we had no receivables from counterparties.

We have elected not to designate the derivative financial instruments to which we are a party as hedges, and accordingly, we record such contracts at fair value and recognize changes in such fair value in current earnings as they occur.

INVENTORIES

At December 31, 2006 and 2005, other current assets included $1.2 million, and $951,000 of inventory, respectively. Those amounts consist of tubular goods and crude oil held in storage tanks. Inventories are stated at the lower of actual cost or market based on the average cost method.

ADVANCES PAID TO VENDORS

At December 31, 2006 and 2005, other current assets included $3.8 million and $1.4 million of payments made to vendors in advance of performing the services or receiving the equipment.

OIL AND NATURAL GAS PROPERTIES

We follow the successful efforts method of accounting for oil and natural gas exploration and development expenditures. Under this method, costs of successful exploratory wells and all development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves are expensed. Significant costs associated with the acquisition of oil and natural gas properties are capitalized. Upon sale or abandonment of units of property or the disposition of miscellaneous equipment, the cost is removed from the asset account, net of the accumulated depreciation or depletion, and the gain or loss is credited to or charged against operations.

Maintenance and repairs are charged to expense; betterments of property are capitalized and depreciated as described above.

We capitalize interest on major projects that require an extended period of time to complete. Interest capitalized in 2006, 2005 and 2004 was $4.3 million, $1.4 million, and $432,000, respectively.

We record furniture, fixtures and equipment at cost.

DEPRECIATION, DEPLETION AND AMORTIZATION

We provide depreciation, depletion and amortization of our investment in producing oil and natural gas properties on the units-of-production method, based upon independent reserve engineers’ estimates of recoverable oil and natural gas reserves from the property. Depreciation expense for furniture, fixtures and equipment is generally calculated on a straight-line basis based upon estimated useful lives of three to seven years.

IMPAIRMENT OF ASSETS

We evaluate producing property costs for impairment and reduce such costs to fair value if the sum of expected undiscounted future cash flows is less than net book value pursuant to Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“Statement 144”). We assess impairment of non-producing leasehold costs and undeveloped mineral and royalty interests periodically on a property-by-property basis. We charge any impairment in value to expense in the period incurred. We incurred impairment losses on our United States oil and natural gas producing properties of $345,000 in 2006, $110,000 in 2005 and zero in 2004.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ASSET RETIREMENT OBLIGATIONS

We account for our asset retirement obligations in accordance with Statement No. 143, “Accounting for Asset Retirement Obligations” (“Statement 143”), which requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss upon settlement.

The following table summarizes the changes in our asset retirement liability during the years ended December 31, 2006 and 2005:

	2006	2005
	(In thousands)

Asset retirement obligation January 1	$3,630	$3,291
Asset retirement accretion expense	246	204
Foreign currency exchange (gain) loss	325	(407)
Change in estimates	61	—
Property additions	875	542
Property dispositions	(12)	—

Asset retirement obligation at December 31	$5,125	$3,630

GOODWILL

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). Under Statement 142, goodwill and indefinite-lived intangible assets are not amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life are amortized over their useful lives. At December 31, 2006 and 2005, we did not have any intangible assets that did not have an indefinite life.

We review annually the value of goodwill recorded or more frequently if impairment indicators arise. We recognized no goodwill impairment during 2006, 2005 or 2004. Goodwill was reduced by $1.5 million and $1.6 million in 2004 and 2005, respectively, for a corresponding reduction in deferred tax liabilities which resulted from the recognition of prior Madison Oil Company net operating losses that were reserved at the date of acquisition. Goodwill was also adjusted $356,000 in 2006 and $211,000 in 2005 for the foreign currency translation adjustment. The balance of goodwill at December 31, 2006 and 2005 is approximately $4.6 million and $4.2 million, respectively.

REVENUE RECOGNITION

Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract, payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivables from ELF for crude oil sales are collectible. In 2006, 2005 and 2004 sales to ELF represents approximately 67%, 66% and 63%, respectively, of the Company’s total revenue and approximately 20% and 23% of the Company’s accounts receivable at December 31, 2006 and 2005, respectively.

We recognize revenue for our remaining production when the quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. Taxes associated with production are classified as lease operating expense.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment,” (SFAS 123R). SFAS 123R establishes the accounting for transactions in which an entity pays for employee services in share-based payment transactions. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted for the unique characteristics of those instruments. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS 123R effective January 1, 2006, using the modified-prospective transition method. Under this method, compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled in the period after adoption. Compensation cost is also recognized for the unvested portion of awards granted prior to adoption. Prior year financial statements are not restated. The Company’s results for the year ended December 31, 2006, include an additional compensation expense of $65,916, that is included in general and administrative expenses relating to the adoption of SFAS 123R. Additionally, upon adoption of SFAS 123R, excess tax benefits related to stock option exercises of $293,000 were presented as a cash inflow from financing activities.

Prior to adoption of SFAS 123 R, the Company accounted for stock based compensation plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees.” Compensation cost related to stock options issued to employees was recorded only if the grant-date market price of the underlying stock exceeded the exercise price. The following table illustrates the effect on income available to common shares and earnings available to common shares per share if a fair value based method had been applied to all awards.

	For the Year Ended December 31,
	2005	2004
	(In thousands, except per share data)

Income available to common shares, as reported	$9,911	$14,706
Basic earnings available to common shares per share reported	0.69	1.54
Diluted earnings available to common shares per share reported	0.65	1.54
Pro-forma stock-based compensation costs under the fair value method, net of related tax	82	833
Pro-forma income available to common shares, as under the fair-value method	9,829	13,873
Pro-forma basic earnings available to common shares per share under the fair value method	0.69	1.45
Pro-forma diluted earnings available to common shares per share under the fair value method	0.65	1.45

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	For the Year Ended
	December 31,
	2005	2004

Dividend yield per share	—	—
Volatility	70.9%	44%
Risk-free interest rate	4.0%	4.58%
Expected lives	5 years	3 years

FOREIGN CURRENCY TRANSLATION

The functional currency of the countries in which we operate is the U.S. dollar in the United States, Turkey, Romania and Hungary and the Euro in France. Gains and losses resulting from the translations of Euros into U.S. dollars are included in other comprehensive income for the current period. Gains and losses resulting from the transactions in the New Turkish Lira in Turkey, the Lei in Romania and the Forint in Hungary are included in income available to common shares for the current period. We periodically review the operations of our entities to ensure the functional currency of each entity is the currency of the primary economic environment in which we operate.

INCOME TAXES

We are subject to income taxes in the United States, France, Turkey, Hungary and Romania. The current provision for taxes on income consists primarily of income taxes based on the tax laws and rates of the countries in which operations were conducted during the periods presented. All interest and penalties related to income tax is charged to general and administrative expense. We compute our provision for deferred income taxes using the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to reduce the future tax benefits to the amount, based on available evidence it is more likely than not deferred tax assets will be realized. We made a commitment to be fully reinvested in our international subsidiaries.

LEGAL FEES

We do not accrue for estimated legal fees or other related costs when accruing for loss contingencies, rather they are expensed as incurred.

DEFERRED DEBT ISSUE COST

Deferred debt issue costs are amortized on a straight line basis, which approximates the effective interest method over the term of the loan as a component of interest expense.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 157, Fair Value Measurement, (“SFAS 157”). This new standard provides guidance for using fair value to measure assets and liabilities. The Financial Accounting Standards Board (“FASB”) believes the standard also responds to investors’ requirement for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning January 1, 2008.

On December 21, 2006, the FASB issued FSP No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (FSP EITF 00-19-2), which addresses an issuer’s accounting for registration payment arrangements and specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB SFAS No. 5, “Accounting for Contingencies.” FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of its issuance. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We do not expect this standard to have any effect upon adoption because the Company’s policy has been to accrue such liabilities when they are deemed probable.

In April 2005, the FASB issued FASB Staff Position (FSP) FAS 19-1 “Accounting for Suspended Well Costs.” This staff position amends FASB Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” and provides guidance about exploratory well costs to companies who use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: 1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and 2) sufficient progress is made in assessing the reserves and the well’s economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management’s evaluation of capitalized exploratory well costs. In addition, the Staff Position requires the annual disclosure of: 1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, 2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and 3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. We adopted FAS 19-1 as of December 31, 2005.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition,

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) in the year of adoption. We plan to adopt this statement when required at the start of our fiscal year beginning January 1, 2007. We are still determining the impact, if any, that this statement will have on our financial statements.

On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative and provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 16, 2006. We have determined that the impact on our financial statements will not be material. We have adopted FASB 155 on January 1, 2007.

On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS 153”) . This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. This standard did not have a material impact on our financial position, results of operations or cash flows.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). In September 2006, the Securities and Exchange Commission (SEC) provided guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 in 2006. The adoption of this statement did not impact our financial statements.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement 115”. The statement permits entities to choose to measure certain financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Unrealized gains

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and losses on any items for which Toreador elects the fair value measurement option would be reported in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. However, early adoption is permitted for fiscal years beginning on or before November 15, 2007, provided Toreador also elects to apply the provisions of Statement 157, “Fair Value Measurements”, at the same time. Toreador is currently assessing the effect, if any, the adoption of Statement 159 will have on its financial statements and related disclosures.

NOTE 3 — ACQUISITION

In June 2005, we acquired 100% of Pogo Hungary Ltd., a wholly owned subsidiary of Pogo Producing Company. The results of operations are included in our consolidated financial statements effective from the date of acquisition. Our results of operations would not have been different than reported and, therefore, we have not provided any pro forma disclosures. The purchase price was approximately $9 million, which was settled in cash and was allocated as follows (in thousands):

Value
Allocated

Cash and other current assets	$254
Plant, property and equipment — materials and supplies inventory	3,141
Non-producing lease cost	5,822
Other assets	259
Accounts payable	(476)

Total purchase price allocation	$9,000

NOTE 4 — EARNINGS PER SHARE

In accordance with the provisions of FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“Statement 128”), basic earnings per share are computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted earnings per share are computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities.

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except
	per share data)

Basic earnings per share:
Numerator
Income (loss) from continuing operations, net of income tax	$2,567	$10,548	$(2,270)
Less: dividends on preferred shares	162	684	714

Income (loss) from continuing operations, net of tax	2,405	9,864	(2,984)
Income from discontinued operations, net of tax	11	47	17,690

Income available to common shares	$2,416	$9,911	$14,706

Denominator
Common shares outstanding	15,527	14,213	9,571
Basic earnings available to common shares per share from:
Continuing operations	$0.16	$0.69	$(0.31)
Discontinued operations	—	—	1.85

Basic income per share	$0.16	$0.69	$1.54

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,
	2006		2005		2004
	(In thousands, except
	per share data)

Diluted earnings per share:
Numerator
Income (loss) from continuing operations, net of income tax	$2,567		$10,548		$(2,270)
Less: dividends on preferred shares	162		684		714
Add: interest on convertible debentures			73		—

Income (loss) from continuing operations, net of tax	2,405		9,937		(2,984)
Income (loss) from discontinued operations, net of tax	11		47		17,690

	$2,416		$9,984		$14,706

Denominator
Common shares outstanding	15,527		14,213		9,571
Stock options, restricted stock and warrants	357		746		—	(2)
Conversion of preferred shares	—	(1)	—	(1)	—	(2)
Conversion of 7.85% notes payable(4)	—		—	(1)	—	(2)
Conversion of 5.0% notes payable(3)	—	(1)	—	(1)	—	(3)
Conversion of debentures	—	(1)	181		—	(2)

Diluted shares outstanding	15,884		15,140		9,571

Diluted earnings available to common shares per share from:
Continuing operations	$0.15		$0.65		$(0.31)
Discontinued operations	—		—		1.85

Diluted income per share	$0.15		$0.65		$1.54

Anti-dilutive securities not included above are as follows:
Stock options, restricted stock and warrants	—		—		523
Preferred shares	450		524		1,997
7.85% notes payable(4)	—		43		410
Debentures	26		—		316
5% notes payable(3)	2,015		552		—

(1)	Conversion of these securities would be antidilutive; therefore, there are no dilutive shares.

(2)	Conversion of these securities would be antidilutive in 2004 due to operating losses, therefore, are not included for the calculation of diluted earnings per share in 2004.

(3)	5% Senior Convertible Notes were issued on September 27, 2005.

(4)	7.85% Notes Payable were issued in July 2004 and subsequently exchanged in January 2005

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31,
	2006	2005
	(In thousands)

Accrued oil and natural gas sales receivables	$4,209	$5,608
Trade receivables	3,394	2,142
Other accounts receivable	1,944	412

	$9,547	$8,162

Accrued oil and natural gas sales receivables are due from either purchasers of oil and gas or operators in oil and natural gas wells for which the Company owns an interest. Oil and natural gas sales are generally unsecured and such amounts are generally due within 30 days after the month of sale.

Trade receivables are the amounts due from our joint interest partners and amounts due from contractors where we have paid for supplies on their behalf. These receivables are generally due within 15 days after receipt of monthly joint interest billing or they are offset against invoices from contractors when billed.

Other receivables are accrued interest receivable, at December 31, 2006 and 2005 on time deposits, value added tax refunds and travel advances to employees.

NOTE 6 — OIL AND NATURAL GAS PROPERTIES

Oil and Natural Gas Properties consist of the following:

	December 31,
	2006	2005
	(In thousands)

Licenses and concessions	$3,895	$3,879
Non-producing leaseholds	149,481	64,521
Producing leaseholds and intangible drilling costs	139,761	102,855
Furniture, fixtures and office equipment	3,183	2,365

	296,320	173,620
Accumulated depreciation, depletion and amortization	(45,305)	(35,462)

Total oil and natural gas properties	$251,015	$138,158

The Company capitalizes exploratory well costs until a determination is made that the well has found proved reserves or is deemed noncommercial, in the latter case the well costs are immediately charged to exploration expense.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the Company’s capitalized exploratory well activity and does not include amounts that were capitalized and subsequently expensed in the same period:

	December 31
	2006	2005
	(In thousands)

Capitalized exploratory well cost, beginning of the year	$1,042	$2,307
Additions to capitalized exploratory well costs pending determination of proved reserves	4,400	1,042
Reclassified to oil and natural gas properties based on determination of proved reserves	(186)	(2,307)

Capitalized exploratory well costs, end of year	$5,256	$1,042

The following table provides an aging of capitalized exploratory well costs (suspended well costs), as of December 31 of each year, based on the date the drilling was completed:

	December 31
	2006	2005
	(In thousands)

Capitalized exploratory well cost that have been capitalized for a period of one year or less	$4,400	$1,042
Capitalized exploratory well cost that have been capitalized for a period greater than one year	856	—

Balance at the end of the year	$5,256	$1,042

Included in the capitalized exploratory cost are three wells located in the United States, two wells in Hungary and two wells in Romania. We anticipate that the results of all these wells will be known by December 31, 2007.

NOTE 7 — INVESTMENTS IN UNCONSOLIDATED ENTITIES

In February 2004, we acquired 45% of ePsolutions. Based in Austin, Texas, ePsolutions is a software and energy services company in the electric industry and deregulated energy markets. ePsolutions is the developer of emPower system, a CIS, EDI and billing solution for energy companies within deregulated energy markets. At December 31, 2006 and 2005 our investment in ePsolutions amounted to $1.5 million and $1.3 million, respectively. For the years ended December 31, 2006 and 2005 we advanced $257,000 and $759,000, respectively, and we recorded equity in the loss of ePsolutions of $70,000 in 2006, a loss of $238,000 in 2005 and a loss of $312,000 in 2004.

In July 2000, we acquired 35% of EnergyNet.com, Inc. (“EnergyNet”), an Internet based oil and natural gas property auction company. At December 31, 2006 and 2005, our investment in EnergyNet amounted to $997,000 and $832,000, respectively. We recorded equity in the earnings of EnergyNet of $340,000 in 2006, $409,000 in 2005 and $279,000 in 2004. We received a dividend from EnergyNet of $175,000 in 2006, $131,250 in 2005 and $131,250 in 2004.

In April 2000, we acquired a 50% interest in Capstone Royalty, LLC (“Capstone”), a joint venture formed to acquire mineral interests at county auctions in west Texas and develop those interests. Our investment in Capstone amounted to $160,000 and $104,000 at December 31, 2006 and 2005, respectively. We recorded equity in the earnings of Capstone amounting to $131,000 in 2006, $51,000 in 2005 and $15,000 in 2004. We received a distribution from capstone of $75,000 in 2006, $60,000 in 2005 and $25,000 in 2004.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2006	2005
	(In thousands)

Revolving line of credit with Texas Capital Bank, N.A	$5,550	$—
Revolving line of credit with Natexis Banques Populaires	11,000	5,000
Secured revolving facility with the International Finance Corporation	10,000	—
Convertible senior notes	86,250	86,250
Convertible debenture — related party	—	810

	112,800	92,060
Less: current portion	(5,000)	(810)

	$107,800	$91,250

CONVERTIBLE SENIOR NOTES DUE OCTOBER 1, 2025

On September 27, 2005, we issued $75 million of Convertible Senior Notes due October 1, 2025 (“Notes”) to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933. The Company also granted the initial purchasers the option to purchase an additional $11.25 million aggregate principal amount of Notes to cover over-allotments. The option was exercised on September 30, 2005. The total principal amount of Notes issued was $86.25 million and total net proceeds were approximately $82.2 million. We incurred approximately $4.1 million of costs associated with the issuance of the Notes; these costs have been recorded in other assets on the balance sheet and are being amortized to interest expense using the straight-line interest rate method over the term of the Notes. The net proceeds were used for general corporate purposes, including funding a portion of the Company’s 2005 and 2006 exploration and development activities.

The Notes bear interest at a rate of 5% per annum and can be converted into common stock at an initial conversion rate of 23.3596 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in an event of a fundamental change, as defined, (equivalent to a conversion price of approximately $42.81 per share). The Company may redeem the Notes, in whole or in part, on or after October 6, 2008, and prior to October 1, 2010, for cash at a redemption price equal to 100% of the principal amount of Notes to be redeemed, plus any accrued and unpaid interest, if the closing price of its common stock exceeds 130% of the conversion price over a specified period. On or after October 1, 2010, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of Notes to be redeemed, plus any accrued and unpaid interest, irrespective of the price of its common stock. Holders may convert their Notes at any time prior to the close of business on the business day immediately preceding their stated maturity, and holders may, upon the occurrence of certain fundamental changes, and on October 1, 2010, October 1, 2015, and October 1, 2020, require the Company to repurchase all or a portion of their Notes for cash in an amount equal to 100% of the principal amount of such Notes, plus any accrued and unpaid interest.

Due to our restating the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and our consolidated financial statements for each of the quarters ended March 31 and June 30, 2006, we did not provide the trustee under the indenture of the Convertible Senior Notes with copies of our annual reports, information, documents and other reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within thirty (30) days of when such reports are required to be filed with the Securities and Exchange Commission.

On December 15, 2006, we received a notice from the trustee for failing to provide the trustee with a copy of our Form 10-Q for the nine month period ended September 30, 2006. Since we cured the covenant default within

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

thirty (30) days after receiving the written notice from the trustee, we cured the default and an event of default did not occur.

The registration rights agreement covering the Notes provides for a penalty if the registration statement is filed and declared effective but thereafter ceases to be effective (a “Suspension Period”) for an aggregate of forty-five (45) days in any three month period or ninety (90) days in any twelve month period (an “Event Date”). Such penalty calls for an additional 0.25% per annum in interest expense on the aggregate principal amount of the Notes for the first ninety (90) days following an Event Date and an additional 0.50% per annum in interest expense on the aggregate principal amount of the Notes thereafter, until such Suspension Period ends upon the registration statement again becoming effective. Because we did not file our Quarterly Report on Form 10-Q for the nine month period ended September 30, 2006 in a timely manner, the registration statement for the Convertible Senior Notes became ineffective and we entered a Suspension Period on November 15, 2006. Such Suspension Period ended on January 23, 2007 when we provided notice that the Form 10-Q had been filed and the Suspension Period was no longer in effect. Because the Suspension Period exceeded forty-five (45) days in any three month period, we will owe approximately $14,375 in additional interest expense. Once we file our Form 10-K for the year ended December 31, 2006, we will again enter a Suspension Period until we can file and have declared effective an amendment to our registration statement on Form S-1. Therefore, we have accrued a liability of $53,168 at December 31, 2006, which represents 90 days of additional interest at 0.25%. Because of the previous Suspension Period, we will exceed the ninety (90) days in any twelve month period on the twenty first (21 st ) day following the filing of our Form 10-K and will again begin to accrue additional interest as described above until we can file and have declared effective an amendment to our registration statement on Form S-1.

REVOLVING LINE OF CREDIT WITH NATIXIS BANQUES POPULAIRES

On December 23, 2004, we entered into a five-year $15.0 million reserve-based borrowing facility with a French lender to finance the development of our existing French fields, acquisitions of new fields, general working capital and other corporate purposes. The facility bears interest at a floating rate of 2.25-2.75% above LIBOR (8.125% at December 31, 2006) depending on the principal outstanding. The facility is collateralized by certain of our French assets, including contracts relating to our rights and interests in our French fields, our direct and indirect equity interests in certain of our subsidiaries and payments received from the sale of our French production. The Company and certain of its U.S. and French subsidiaries have each guaranteed the obligations under the facility. This facility will require monthly interest payments until December 23, 2009, at which time all unpaid principal and interest are due. We are subject to a commitment fee of one half (1/2) of the applicable margin, 1.25% as of December 31, 2006, on the available and unused facility borrowings. Under the $15.0 million facility, at December 31, 2006, borrowings of approximately $909,000 were available and $11 million was outstanding. The $15.0 million facility contains various affirmative and negative covenants. These covenants, among other things, limit additional indebtedness, the sale of assets, change of control and management, limitations on the distribution of stock dividends and require us to meet certain financial requirements. Specifically, we must maintain an interest cost ratio of not less than 4.00 to 1.00, an indebtedness ratio of not less than 1.00 to 1.00, asset life cover ratio of not less than 1.25 to 1.00, a loan life cover ratio equal to or greater than 1.15 to 1.00 and a debt service coverage ratio equal to or greater than 1.10 to 1.00.

As a result of not providing Natixis with our unaudited consolidated financial statements for the nine month period ended September 30, 2006 within forty-five (45) days after the end of such quarter, we were in default under the $15 million facility. Until January 16, 2007, Natixis waived such default and any other default under the facility as a result of us not yet providing such financial statements. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Natixis which cured the default.

On March 2, 2007, the facility was retired and all amounts due were paid.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SECURED REVOLVING FACILITY WITH THE INTERNATIONAL FINANCE CORPORATION

On December 28, 2006, we guaranteed the obligations of certain of our direct and indirect subsidiaries in a loan and guarantee agreement with International Finance Corporation. The loan and guarantee agreement provides for the $25 million loan facility which is a secured revolving facility with a current maximum facility amount of $25 million which maximum facility amount will increase to $40 million when the projected total borrowing base amount exceeds $50 million. The $25 million facility was funded on March 2, 2007. The loan and guarantee agreement also provides for a $10 million facility. As of December 31, 2006 and March 8, 2007, the $10 million facility has $10.0 million outstanding. All amounts available under the new secured revolving facility have been funded. Both the $25 million facility and $10 million facility are to fund the our operations in Turkey and Romania.

Interest accrues on any loans under the A loan facility at a rate of 2% over the six month LIBOR rate. Interest accrued on the $10 million facility at a rate of 1.5% over the six month LIBOR rate until the $25 million facility was funded after which the rate for the $10 million facility was lowered to 0.5% over the six month LIBOR rate. As of December 31, 2006, the interest rate on the $10 million facility was 6.86%. As of March 8, 2007, the interest rate on the $10 million facility was 5.849% and the interest rate on the $25 million facility was 7.349%. Interest is to be paid on each June 15 and December 15.

The $25 million facility provided the following: (i) the lender has a first ranking security interest (a) in certain proceeds, receivables and contract rights relating to and from the sale of oil or gas production in France, Turkey and Romania and (b) in funds held in certain bank accounts; (ii) the lender has an assignment of all rights and claims to any compensation or other special payments in respect of all concessions other than those arising in the normal course of operations payable by the government of Turkey and Romania; and (iii) the lender has a first ranking pledge (a) by Toreador International Holding, LLC of all its shares in the borrowers; (b) by Madison Oil France SAS of all its shares in Toreador France; and (c) by the Company of all its shares in Toreador International Holding, LLC.

On December 31, 2011, the maximum amount available under the $25 million facility begins to decrease by $5 million every six months from $40 million (assuming the projected borrowing base amount exceeds $50 million) until the final portion of the $25 million facility is due on December 15, 2014. On December 15, 2014, $5 million of the $10 million facility is to be repaid with the remaining $5 million being due on June 15, 2015. The Company is required to meet the following ratios on a consolidated basis: (i) the life of loan coverage ratio of not less than: (a) 1.2:1.0 in 2006 and 2007; (b) 1.3:1.0 in 2008; and (c) 1.4:1.0 in 2009 and each subsequent year thereafter; (ii) reserve tail ratio of not less than 25%; (iii) adjusted financed debt to EBITDA ratio of not more than 3.0:1.0; (iv) liabilities to tangible net worth ratio of not more than 60:40; and (v) interest coverage ratio of not less than 3.0:1.0.

The obligors are subject to certain negative covenants, including, but not limited to, the following: (i) subject to certain exceptions, paying dividends; (ii) subject to certain exceptions, incurring debt, making guarantees or creating or permitting to exist any liens, (iii) subject to certain exceptions, making or permitting to exist loans or advances to, or deposits, with other persons or investments in any person or enterprise; (iv) subject to certain exceptions, selling, transferring, leasing or otherwise disposing of all or a material part of its borrowing base assets; and (v) subject to certain exceptions, undertaking or permitting any merger, spin-off, consolidation or reorganization.

REVOLVING LINE OF CREDIT WITH TEXAS CAPITAL BANK, N.A.

On December 30, 2004, we entered into a five-year $25.0 million reserve-based borrowing facility with Texas Capital Bank, N.A. in order to finance the development and acquisition of oil and natural-gas interests both domestically and internationally and for working capital purposes. The facility bears interest at a rate of prime less 0.5% (7.75% total rate at December 31, 2006) and is collateralized by our domestic working interests. The borrowers under this facility are two of our domestic subsidiaries, and the Company has guaranteed the obligations. At December 31, 2006, we had approximately $450,000 available for borrowings and the outstanding amount was

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$5.6 million. The Texas Capital facility requires monthly interest payments until January 1, 2010 at which time all unpaid principal and interest are due. We are subject to a commitment fee of one-half of one percent (1/2 of 1%) as of December 31, 2006, on the available and unused facility borrowings. The Texas Capital facility contains various affirmative and negative covenants. These covenants, among other things, limit additional indebtedness, the sale of assets, change of control and management and require us to meet certain financial requirements. Specifically, we must maintain a current ratio of 1.25 to 1.00 (exclusive of amounts due under revolving credit arrangements) and an interest coverage ratio of not less than 3.00 to 1.00.

We were in default under the Texas Capital facility for failing to provide Texas Capital on or before the 60th day after the last day of the fiscal quarter ended September 30, 2006 with a copy of the unaudited consolidated financial statements of Toreador and there was an event of default under the Texas Capital facility for defaulting in the performance or observance of a provision under the Senior Convertible Notes. Texas Capital waived the default and event of default until January 16, 2007. On January 16, 2007, we filed the Form 10-Q for the quarter ended September 30, 2006 and provided the unaudited consolidated financial statements contained in the Form 10-Q to Texas Capital which cured the default.

CONVERTIBLE SUBORDINATED NOTES

In July 2004, we sold to certain institutional investors pursuant to a private offering $7.5 million aggregate principal amount of 7.85% convertible subordinated notes due June 30, 2009. We used the net proceeds of the offering to accelerate our oil development program in France’s Paris Basin and for general corporate purposes. The 7.85% convertible subordinated notes due June 30, 2009 bore interest at the rate of 7.85% per annum and were convertible into shares of Toreador common stock at a conversion price of $8.20 per share. Toreador had the right to cause the 7.85% notes to be converted on or after February 22, 2005, if the closing price of Toreador’s common stock was greater than $14.35 for the 30 consecutive trading days prior to the date of Toreador’s conversion notice. On January 13, 2005, we provided the conversion notice to the holders of the 7.85% notes to require the holders to exchange their notes for the aggregate number of shares of our common stock issuable upon conversion of each of their notes and that portion of interest payable pursuant to the notes that would otherwise have been payable to the holders through the required conversion date. On or prior to January 20, 2005, all of our 7.85% convertible subordinated notes due June 30, 2009 (with a carrying value, net of unamortized loan fees of $6.4 million) were exchanged for an aggregate of 914,634 shares of our common stock and an aggregate cash payment for interest of approximately $85,000 which is included in interest expense in 2005.

CONVERTIBLE DEBENTURE

As part of our acquisition of Madison Oil Company, we assumed and amended a convertible debenture (“Debenture”) payable to PHD Partners LP. The general partner of PHD Partners LP is a corporation wholly owned by David M. Brewer, a director and significant stockholder of Toreador. The amended and restated debenture used to bear interest at 10% per annum and was due on March 31, 2006. At the holders’ option, the amended and restated debenture could be converted into common stock at a ratio of $6.75 per share. We originally had 319,962 common shares reserved for issuance related to the conversion of the amended and restated debenture. As of March 31, 2004, the amended and restated debenture was amended and restated to bear interest at 6% per annum, eliminate the Company’s right under certain circumstances to force a conversion of the principal into shares of Toreador common stock and eliminate the Company’s ability to repay principal prior to maturity. The maturity date remained March 31, 2006. At the holder’s option, the second amended and restated convertible debenture could be converted into Toreador common stock at a conversion price of $6.75 per share. In December 2004, PHD Partners LP converted $675,000 of the second amended and restated debenture into 100,000 shares of our common stock. As a result, at December 31, 2004 the outstanding principal amount of the second amended and restated convertible debenture was approximately $1.5 million. On August 10, 2005, PHD Partners converted $675,000 of the second amended and restated debenture into 100,000 shares of our common stock, resulting in an outstanding principal balance of $810,000 at December 31, 2005. In February 2006, PHD Partners LP converted the $135,000 of the

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

second amended and restated debenture into 19,962 shares of our common stock and in March 2006, PHD Partners converted the remaining balance of $675,000 of the second amended and restated debenture into 100,000 shares of our common stock. Interest payments made to PHD Partners LP were $9,682, $73,195 and $352,416 in 2006, 2005 and 2004, respectively.

The following table summarizes the principal maturities under our long-term debt arrangements at December 31, 2006, (in thousands):

	2007	2008	2009	2010	2011	Thereafter	Total

Long-term debt	$5,000	$3,000	$3,000	$5,500	$—	$96,300	$112,800

NOTE 9 — CAPITAL

Toreador had 72,000 shares of nonvoting Series A-1 Convertible Preferred Stock outstanding at December 31, 2006 and 2005. At the option of the holder, the Series A-1 Convertible Preferred Stock may be converted into common shares at a price of $4.00 per common share (conversion would amount to 450,000 Toreador common shares at December 31, 2006). The Series A-1 Convertible Preferred Stock accrues dividends at an annual rate of $2.25 per share payable quarterly in cash. At any time on or after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued unpaid dividends, and such sum is multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012, and 100% thereafter.

On December 31, 2004, 6,000 shares of Series A-1 Convertible Preferred Stock were converted into 37,500 shares of our common stock pursuant to the terms of the Series A-1 Convertible Preferred Stock .

On December 31, 2004, all (160,000 shares) of Series A Convertible Preferred Stock (which had identical terms to the Series A-1) were converted into 1,000,000 shares of our common stock pursuant to the terms of the Series A Convertible Preferred Stock.

On February 22, 2005, 82,000 shares of our Series A-1 Convertible Preferred Stock were exchanged for an aggregate of 512,500 shares of Toreador common stock pursuant to an offer made by the Company to each holder of its Series A-1 Convertible Preferred Stock. Each holder was given the opportunity to convert such shares of Preferred Stock into shares of common stock of the Company pursuant to the terms of conversion of the Preferred Stock. In addition the Company offered additional shares of common stock as an inducement for the holders to convert the Preferred Stock at a time when the Company could not mandatorily redeem the Preferred Stock and in lieu of dividends that would otherwise accrue until such mandatory redemption date to the terms thereof and an additional 20,164 shares of our common stock which were issued as an inducement to convert such shares of Series A-1 Convertible Preferred Stock. Fair market value of common stock on the date of issue was $24.70 per share.

On July 22, 2004, we issued warrants for the purchase of 40,000 shares of our common stock at $8.20 per share. The warrant was issued pursuant to the terms of the letter agreement dated July 19, 2004. At December 31, 2006 there were 36,400 warrants outstanding all of which expire July 22, 2009. We recognized $58,410 in expense relating to the issuance of the warrants.

On July 11, 2005, we issued warrants for the purchase of 50,000 shares of our common stock at $27.40 per share. The warrant was issued pursuant to the terms of the Fee Letter, dated February 21, 2005, between the Company, Natexis Banques Populaires and Madison Energy France. At December 31, 2006 all 50,000 warrants were outstanding and expire on December 23, 2009. In 2005 and 2006 we recognized $836,000 in expense relating to the issuance of the warrants.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 3, 2006, we issued warrants for the purchase of 10,000 shares of our common stock at $27.65 per share. The warrant was issued pursuant to the terms of the Engagement letter, dated January 3, 2006, between the Company and ParCon Consulting. At December 31, 2006 all 10,000 warrants were outstanding and expire on January 3, 2011. We recognized $106,800 in expense relating to the issuance of the warrants.

On February 16, 2005, we sold 1,437,500 shares of our common stock pursuant to a public offering at a price to the public of $24.25 per share. The sale resulted in net proceeds of approximately $32.3 million.

On September 16, 2005, we sold 806,450 shares of our common stock to certain accredited investors pursuant to a private placement. The sale resulted in net proceeds of approximately $23.6 million.

NOTE 10 — INCOME TAXES

The Company’s provision (benefit) for income taxes consists of the following at December 31:

	2006	2005	2004
	(In thousands)

Current:
U.S. Federal	$(581)	$(2,421)	$7,129
U.S. State	(7)	46	844
Foreign	1,156	1,140	(611)
Deferred:
U.S. Federal	135	1,383	329
U.S. State	—	—	—
Foreign	2,944	(463)	2,163

	$3,647	$(315)	$9,854

The tax provision (benefit) has been allocated between continuing operations and discontinued operations as follows:
Provision (benefit) allocated to:
Continuing operations	$3,647	$(315)	$(1,153)
Discontinued operations	—	—	11,007

	$3,647	$(315)	$9,854

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The primary reasons for the difference between tax expense at the statutory federal income tax rate and our provision for income taxes were:

	2006	2005	2004
	(In thousands)

Statutory tax at 34%	$2,113	$3,501	$8,532
Tax basis and rate differences related to foreign operations	584	(2,967)	3,065
Use of NOL carryforwards	(121)	—	(3,940)
Reduction in Turkish net operating loss	143	—	—
State income tax, net	(5)	(148)	833
Foreign currency gain (loss) not taxable in foreign jurisdictions	265	(857)	431
Release of tax reserve	—	(49)	(554)
Effect of rate changes in foreign countries	(1,062)	—	—
Adjustments to valuation allowance	1,846	(385)	1,748
Use of percentage depletion	—	(98)	—
Use of capital loss carryover	—	(90)	—
Other	(116)	778	(261)

	$3,647	$(315)	$9,854

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
	(In thousands)

Deferred tax assets:
Net operating loss carryforward — United States	$2,150	$2,190
Net operating loss carryforward — Foreign	7,002	8,811
Restricted stock	835	—
Other	416	248

Gross deferred tax assets	10,403	11,249
Valuation allowance	(6,609)	(5,053)

Net deferred tax assets	3,794	6,196
Deferred tax liabilities:
Differences in oil and gas property capitalization and depletion methods — United States	(1,337)	(1,637)
Differences in oil and gas property capitalization and depletion methods — Foreign	(19,064)	(16,594)
Unrealized foreign currency translation gains	(501)	—
Other	(54)	(164)

Gross deferred tax liabilities	(20,956)	(18,395)

Net deferred tax liabilities	$(17,162)	$(12,199)

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, Toreador had the following carryforwards available to reduce future taxable income (in thousands):

Jurisdiction	Expiry	Amount

United States	2010 — 2021	$6,323
Hungary	Unlimited	28,774
Turkey	2007 — 2010	8,476
France	Unlimited	2,245

Realization of net operating loss carryforwards depends on our ability to generate taxable income within the carryforward period. Due to uncertainty related to the Company’s ability to generate taxable income in the respective countries sufficient to realize all of our deferred tax assets we have recorded the following valuation allowances:

	December 31,
	2006	2005
	(In thousands)

United States	$1,241	$—
Turkey	16	64
Hungary	4,604	4,000
France	748	989

	$6,609	$5,053

Future net operating loss carryforwards for which a valuation allowance has been provided will be realized when taxable income amounts below are generated in the following countries:

Required
Taxable Income

United States	$3,650
Turkey	80
Hungary	28,775
France	2,244

The Hungarian net operating loss was acquired in a purchase, therefore realization of the net operating loss will be credited to oil and natural gas properties rather than a credit to income tax expense.

Under APB 23, we have elected to treat our foreign earnings as permanently reinvested outside the US and are not providing US tax expense on those earnings. However, Romania and Turkey both have US branches which are not permanently reinvested outside the US. Consequently the US tax on their earnings is reflected in consolidated income tax expense at the US tax rate of 34%.

NOTE 11 — BENEFIT PLANS

We have a 401(k) retirement savings plan. Employees are eligible to defer portions of their salaries, limited by Internal Revenue Service regulations. Employer matches are discretionary, and are determined annually by the board of directors. Such discretionary matches amounted to $74,000 in 2006, $52,000 in 2005 and $75,000 in 2004.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — STOCK COMPENSATION PLANS

We have granted stock options to key employees and outside directors of Toreador as described below. In May 1990, we adopted the 1990 Stock Option Plan (“1990 Plan”). The 1990 Plan, as amended and restated, provides for grants of up to 1,000,000 stock options to employees and directors at exercise prices greater than or equal to market on the date of the grant.

In December 2001, we adopted the 2002 Stock Option Plan (“2002 Plan”). The 2002 Plan provides for grants of up to 500,000 stock options to employees and outside directors at exercise prices greater than or equal to market on the date of the grant.

In September 1994, we adopted the 1994 Non-employee Director Stock Option Plan (“1994 Plan”). The 1994 Plan, as amended and restated, provides for grants of up to 500,000 stock options to non-employee directors of Toreador at exercise prices greater than or equal to market on the date of the grant.

The Board of Directors grants options under our plans periodically. Generally, option grants are exercisable in equal increments over a three-year period, and have a maximum term of 10 years. However, the 2004 stock grants were immediately vested.

A summary of stock option transactions is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	858,940	$5.07	1,346,690	$4.91	1,515,940	$4.43
Granted	—	—	20,000	16.90	442,700	5.78
Exercised	(175,070)	4.95	(492,750)	5.18	(538,102)	4.33
Forfeited	(10,000)	3.10	(15,000)	3.10	(73,848)	4.95

Outstanding at December 31	673,870	5.13	858,940	5.07	1,346,690	4.91

Exercisable at December 31	660,536	4.90	827,274	5.27	1,182,690	5.59

The intrinsic value of the options exercised in 2006 was $4.0 million. For the year ended December 31, 2006, 2005 and 2004 we received cash from stock option exercises of $866,000, $2.6 million and $2.3 million, respectively and the Company recognized a tax benefit related to exercises of stock options of $293,000 in 2006, $2.5 million in 2005 and $1.1 million in 2004. During 2006, 18,667 shares vested having a fair value on the date of vesting of approximately $491,000. As of December 31, 2006, the total compensation cost related to nonvested stock options not yet recognized is approximately $67,000. This amount will be recognized as compensation expense over the next 16 months.

For stock options granted the following table represents the weighted-average exercise prices and the weighted-average fair value based upon whether or not the exercise price of the option was greater than, less than or equal to the market price of the stock on the grant date:

			Weighted-Average	Weighted-Average
Year	Option Type	Shares	Exercise Price	Fair Value

2005	Exercise price equal to market price	20,000	$16.90	$7.31
2004	Exercise price greater than market price	352,700	$5.50	$1.60
2003	Exercise price equal to market price	90,000	$6.89	$2.50

On the date of exercise, the intrinsic value of the options exercised in the above table was approximately $4.0 million.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about the fixed price stock options outstanding at December 31, 2006:

	Number Outstanding		Number Exercisable		Weighted Average
		Intrinsic		Intrinsic	Remaining Contractual
Exercise Price	Shares	Value	Shares	Value	Life in Years
		(In thousands)		(In thousands)

$2.75	45,000	$1,036	45,000	$1,036	1.73
3.00	5,000	114	5,000	114	2.42
3.10	75,000	1,700	75,000	1,700	6.47
3.12	4,420	100	4,420	100	3.72
3.88	5,000	109	5,000	109	2.83
4.12	51,000	1,104	51,000	1,104	5.42
4.51	20,000	425	20,000	425	5.13
4.96	40,000	832	40,000	832	7.39
5.00	200,133	4,157	200,133	4,157	2.25
5.50	170,017	3,446	170,017	3,446	6.00
5.75	15,800	316	15,800	316	4.18
5.95	15,000	297	15,000	297	4.38
13.75	7,500	90	7,500	90	7.88
16.90	20,000	177	6,666	59	8.39

$5.10	673,870	$13,903	660,536	$13,785	4.63

At December 31, 2006, there were 120,208 remaining shares available for grant under the plans collectively.

In May 2005, stockholders approved the Toreador Resources Corporation 2005 Long-Term Incentive Plan (the “Plan”). The Plan, as amended, authorizes the issuance of up to 750,000 shares of the Company’s common stock to key employees, key consultants and outside directors of the Company. The Board of Directors has authorized a total of 328,385 shares of restricted stock be granted to employees and non-employee directors. The compensation cost is measured by the difference between the quoted market price of the stock at the date of grant and the price, if any, to be paid by an employee and is recognized as expense over the period the recipient performs related services. The restricted stock grants vest over a one to four year period depending on the grant and the average price of the stock on the date of the grants was $28.95. Stock compensation expense of $2.7 million and $400,790 is included in the Statement of Operations for the years ended December 31, 2006 and 2005, which represents the cost recognized from the date of the grants through December 31, 2006 and 2005. During 2006, 40,165 shares vested having a fair value of approximately $0.8 million on the date of vesting. As of December 31, 2006, the total compensation cost related to nonvested restricted stock grants not yet recognized is approximately $5.3 million. This amount will be recognized as compensation expense over the next 40 months.

For the years ended December 31, 2006 and 2005 we recognized a current tax benefit related to restricted stock grants of approximately $362,000 and zero and a deferred tax benefit of approximately $561,000 and $136,000, respectively.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the changes in outstanding restricted stock grants along with their related grant-date fair values for the year ended December 31, 2006:

		Weighted Average
		Grant-Date
	Shares	Fair Value

Non-vested at January 1, 2006	114,560	$20.10
Shares granted	213,825	28.95
Shares vested	(40,165)	(20.27)
Shares forfeited	(300)	(30.83)

Non-vested at December 31,2006	287,920	$26.63

NOTE 13 — COMMITMENTS AND CONTINGENCIES

We lease our office space under non-cancelable operating leases, expiring during 2007 through 2014. We also sublease portions of the leased space to one related party and two unrelated parties under non-cancelable sub-leases which expired on June 30, 2006. The following is a schedule of minimum future rentals under our non-cancelable operating leases as of December 31, 2006 (in thousands):

2007	$502
2008	233
2009	132
2010	132
2011	132
Thereafter	385

$1,516

Net rent expense totaled $699,000 in 2006, $354,000 in 2005 and $380,000 in 2004.

Turkish Registered Capital.  Under the existing Petroleum Law of Turkey, capital that is invested by foreign companies in projects such as oil and natural gas exploration can be registered with the General Directorate of Petroleum Affairs, thereby qualifying for protection against adverse changes in the exchange rate between the time of the initial investment and the time such capital is repatriated out of Turkey. Since 1997 the Turkish government has suspended such protection for repatriated capital. As the holder of more than $50 million of registered capital, we have filed suit in Turkey to attempt to restore the exchange rate protections afforded under the law. No amounts are accrued related to this gain contingency. In March 2002, a lower level court ruled in favor of the Company. The ruling was subject to appeal that was heard in December 2002. The appellate court reversed the lower court’s ruling. All internal Turkish legal proceedings are exhausted and the rejection of the exchange protection award is final. We have appealed the case to the European Court of Human Rights which is a court recognized by Turkey. We cannot predict the outcome of this matter.

Black Sea Incidents.  In October 2005, in an incident involving a vessel owned by Micoperi Srl, the Ayazli 2 and Ayazli 3 wells were damaged, and subsequently had to be re-drilled. We and our co-venturers have made a claim in respect of the cost of re-drilling and repeating flow-testing. The amount claimed is presently approximately $10.8 million before interest, subject to adjustment when the actual cost of flow-testing the re-drilled wells is known. In addition, we and our co-venturers have claimed to recover back from Micoperi a sum of about $8.7 million paid to Micoperi under the contract between us, our co-venturers and Micoperi. Micoperi have made a cross-claim for about $6.8 million in respect of sums allegedly due to Micoperi under the contract between us, the co-venturers and Micoperi. Micoperi has also asserted a claim that the arrest of the vessel “MICOPERI 30” at Palermo, Italy was wrongful and have asserted a claim for damages in respect of such allegedly wrongful arrest. We

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and our co-ventures have received security from Micoperi by way of a letter of undertaking from their insurers, and have provided security to Micoperi in respect of their cross-claims by way of a bank guarantee of $7.8 million. The claims and cross-claims are subject to the jurisdiction of the English Court; however, neither side has yet commenced any court proceedings. All the amounts stated above are gross and our share would be equal to 36.75%. We have accrued our portion of the unpaid invoices and is accounting for the potential receivable from Micoperi as a gain contingency. Accordingly, the potential gain has not been recorded.

From time to time, we are named as a defendant in other legal proceedings arising in the normal course of business. In our opinion, the final judgment or settlement, if any, which may be awarded with any suit or claim would not have a material adverse effect on our financial position.

NOTE 14 — RELATED PARTY TRANSACTIONS

On June 14, 2004, we issued stock options for 29,500 shares of our common stock to David M. Brewer. Mr. Brewer currently serves as a director for Toreador. The options were in payment to Mr. Brewer for consulting services related to our international activities. The options were granted pursuant to the Toreador Resources Corporation 2002 Stock Option Plan. The exercise price is $5.50 per share. The options expire no later than 10 years from the date of issuance. We recorded a charge to general and administrative costs of $58,000 in 2004.

William I. Lee, a director of the Company, is also Chairman of the Board and majority owner of Wilco Properties, Inc (“Wilco”). The Company subleases office space to Wilco pursuant to a sub-lease agreement. We recorded reductions to rent expense totaling $50,000 in 2006, $48,000 in 2005 and $45,000 in 2004 related to the sublease with Wilco. We have an informal agreement with Wilco under which one of the two companies incurs, on behalf of the other, certain miscellaneous expenses that are subsequently reimbursed by the other company. We had amounts receivable related to this arrangement of zero, $146 and $2,000 at December 31, 2006, 2005 and 2004, respectively.

On November 1, 2002, pursuant to a private placement we issued $925,000 of Series A-1 Convertible Preferred Stock to certain of our directors or entities controlled by certain of our directors. In connection with the securities purchase agreements, Toreador entered into a registration rights agreement effective November 1, 2002, among Toreador and the purchasers which provides for the registration of the common stock issuable upon conversion of the Series A-1 Convertible Preferred Stock. During 2003, pursuant to private placements we issued 41,000 shares of our Series A-1 Convertible Preferred Stock for the total amount of $1,025,000 to William I. Lee and Wilco as follows: (i) in October 2003, 34,000 shares were issued to William I. Lee and Wilco, an entity controlled by Mr. Lee; and (ii) in December 2003, 7,000 shares were issued to Wilco. The Series A-1 Convertible Preferred Stock is governed by a certificate of designation. The Series A-1 Convertible Preferred Stock was sold for a face value of $25.00 per share, and pays an annual cash dividend of $2.25 per share that result in an annual yield of 9.0%. At the option of the holder, the Series A-1 Convertible Preferred Stock may be converted into common shares at a price of $4.00 per common share. The $4.00 conversion price was higher than the market price of our common stock at the time of issuances. The Series A-1 Convertible Preferred Stock is redeemable at our option, in whole or in part, at any time on or after November 1, 2007. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued unpaid dividends, and such sum is multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012, and 100% thereafter. In connection with the securities purchase agreements entered into with William I. Lee and Wilco, Toreador granted certain “piggy-back” registration rights relating to the common stock issuable upon conversion of the Series A-1 Convertible Preferred Stock. The sale of the Series A-1 Convertible Preferred Stock was effected in reliance upon the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended, and Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — DISCONTINUED OPERATIONS

On March 12, 2004, pursuant to the terms of an Agreement for Purchase and Sale dated December 17, 2003, Toreador and Tormin, Inc., a wholly owned subsidiary of Toreador, sold their United States mineral and royalty assets to Black Stone Acquisitions Partners I, L.P. The gross consideration was approximately $45 million cash. The effective date of the sale was January 1, 2004.

The results of operations of assets in the United States to be sold as of December 31, 2003 have been presented as discontinued operations in the accompanying consolidated statements of operations. Results for these assets reported as discontinued operations were as follows:

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Revenues:
Oil and natural gas sales	$11	$63	$139
Costs and expenses:
Lease operating	—	1	(10)
Allocated general and administrative	—	15	163

Total costs and expenses	—	16	153
Gain on sale of properties	—	—	28,711

Income before taxes	11	47	28,697
Income tax provision	—	—	11,007

Income from discontinued operations	$11	$47	$17,690

General and administrative expense was allocated to discontinued operations based on the percent of oil and natural gas revenue applicable to discontinued operations to the total oil and gas revenue.

NOTE 16 — INFORMATION ABOUT OIL AND NATURAL GAS PRODUCING ACTIVITIES AND OPERATING SEGMENTS

We have operations in only one industry segment, the oil and natural gas exploration and production industry. We are structured along geographic operating segments or regions. As a result, we have reportable operations in the United States, Western Europe (France) and Eastern Europe (Hungary, Romania and Turkey). Geographic operating segment income tax expenses have been determined based on statutory rates existing in the various tax jurisdictions where we have oil and natural gas producing activities.

We allocate a portion of certain United States based employees salaries to our foreign subsidiaries. The amount allocated is based on an estimate of the time that employee has spent working on that on that subsidiary. We periodically review these percentages to make sure that our assumptions are still valid.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide the geographic operating segment data required by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The United States segment data for the years ended December 31, 2006, 2005, and 2004 excludes discontinued operations sold in January 2004 through the U.S. mineral royalty asset sale (see Note 15).

	United
	States	France	Turkey	Hungary	Romania	Total
	(In thousands)

For the year ended December 31, 2006
Revenues:
Oil and natural gas sales	$7,079	$27,274	$3,834	$—	$2,200	$40,387
Costs and expenses:
Lease operating	2,200	7,229	793	—	719	10,941
Exploration expense	1,883	432	799	184	648	3,946
Depreciation, depletion and amortization	1,529	3,119	748	59	2,089	7,544
Dry hole cost	1,393	—	—	1,706	—	3,099
Impairment of oil and gas properties	345	—	—	—	—	345
General and administrative	6,044	1,905	807	516	557	9,829
(Gain) loss on sale of properties and other assets	(202)	—	(436)	—	—	(638)

Total costs and expenses	13,192	12,685	2,711	2,465	4,013	35,066

Operating income (loss)	(6,113)	14,589	1,123	(2,465)	(1,813)	5,321
Other income (expense)	3,186	187	(1,055)	(1,484)	59	893

Income (loss) before income taxes	(2,927)	14,776	68	(3,949)	(1,754)	6,214
Benefit (provision) for income taxes	378	(4,256)	231	—	—	(3,647)

Income (loss) from continuing operations, net of tax	$(2,549)	$10,520	$299	$(3,949)	$(1,754)	$2,567

Selected assets:
Oil and natural gas properties	$21,899	$99,751	$137,499	$15,334	$21,840	$296,320
Accumulated depreciation, depletion, and amortization	(9,634)	(30,439)	(2,893)	(283)	(2,059)	(45,305)

Oil and natural gas properties, net	$12,265	$69,312	$134,606	$15,051	$19,781	$251,015

Investments in unconsolidated entities	$2,659	$—	$—	$—	$—	$2,659

Goodwill	$—	$3,632	$919	$—	$—	$4,551

Total assets	$251,422	$80,574	$35,209	$7,745	$4,638	$379,588

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United
	States	France	Turkey	Hungary	Romania	Total
	(In thousands)

Expenditures for additions to long-lived assets:
Property acquisition costs	$161	$—	$—	$—	$—	$161
Development costs	77	15,931	86,222	1,759	6,943	110,932
Exploration costs	353	—	—	6,249	7,320	13,922
Other	283	127	228	83	111	832

Total expenditures for long-lived assets	$874	$16,058	$86,450	$8,091	$14,374	$125,847

	United
	States	France	Turkey	Hungary	Romania	Total
	(In thousands)

For the year ended December 31, 2005 Revenues:
Oil and natural gas sales	$7,728	$20,572	$2,817	$—	$—	$31,117
Costs and expenses:
Lease operating	2,096	5,392	710	—	—	8,198
Exploration expense	1,250	1,011	289	237	153	2,940
Depreciation, depletion and amortization	1,185	3,513	547	—	—	5,245
Dry hole cost	—	—	1,738	—	—	1,738
Impairment of oil and gas properties	110	—	—	—	—	110
General and administrative	5,206	941	468	20	45	6,680
Gain on sale of properties and other assets	(12)	—	—	—	—	(12)

Total costs and expenses	9,835	10,857	3,752	257	198	24,899

Operating income (loss)	(2,107)	9,715	(935)	(257)	(198)	6,218
Other income (expense)	383	(347)	2,873	(33)	1,139	4,015

Income (loss) before income taxes	(1,724)	9,368	1,938	(290)	941	10,233
Benefit (provision) for income taxes	992	77	(754)	—	—	315

Income (loss) from continuing operations, net of tax	$(732)	$9,445	$1,184	$(290)	$941	$10,548

Selected assets:
Oil and natural gas properties	$21,110	$83,627	$51,724	$9,728	$7,431	$173,620
Accumulated depreciation, depletion, and amortization	(8,099)	(24,992)	(2,146)	(225)	—	(35,462)

Oil and natural gas properties, net	$13,011	$58,635	$49,578	$9,503	$7,431	$138,158

Investments in unconsolidated entities	$2,251	$—	$—	$—	$—	$2,251

Goodwill	$—	$3,276	$919	$—	$—	$4,195

Total assets	$244,783	$57,221	$11,853	$541	$1,328	$315,726

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United
	States	France	Turkey	Hungary	Romania	Total
	(In thousands)

Expenditures for additions to long-lived assets:
Property acquisition costs	$401	$—	$—	$9,096	$—	$9,497
Development costs	1,306	19,065	27,900	—	7,114	55,385
Exploration costs	203	—	—	—	—	203
Other	192	111	236	279	—	818

Total expenditures for long-lived assets	$2,102	$19,176	$28,136	$9,375	$7,114	$65,903

	United
	States(1)	France	Turkey	Total

For the year ended December 31, 2004
Revenues:
Oil and natural gas sales	$6,038	$14,042	$2,270	$22,350
Loss on commodity derivatives	(1,322)	—	—	(1,322)

Total revenues	4,716	14,042	2,270	21,028
Costs and expenses:
Lease operating	1,751	4,885	763	7,399
Exploration Expenses	1,361	141	3,028	4,530
Depreciation, depletion and amortization	1,247	2,356	507	4,110
General and administrative	4,203	1,451	1,809	7,463
Loss on sale of properties and other assets	159	—	—	159

Total costs and expenses	8,721	8,833	6,107	23,661

Operating income (loss)	(4,005)	5,209	(3,837)	(2,633)
Other income (expense)	(90)	(386)	(314)	(790)

Income (loss) before income taxes	(4,095)	4,823	(4,151)	(3,423)
Benefit for income taxes	2,705	(1,552)	—	1,153

Income (loss) from continuing operations, net of tax	$(1,390)	$3,271	$(4,151)	$(2,270)

Selected assets:
Oil and natural gas properties	$19,480	$75,168	$20,698	$115,346
Accumulated depreciation, depletion, and amortization	(7,074)	(24,454)	(1,424)	(32,952)

Oil and natural gas properties, net	$12,406	$50,714	$19,274	$82,394

Investments in unconsolidated entities	$1,466	$—	$—	$1,466

Goodwill	$—	$5,060	$919	$5,979

Total assets	$97,632	$49,293	$8,165	$155,090

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United
	States(1)	France	Turkey	Total

Expenditures for additions to long-lived assets:
Property acquisition costs	$—	$—	$—	$—
Development costs	360	6,260	1,437	8,057
Exploration costs	398	—	6,568	6,966
Other	121	11	230	362

Total expenditures for long-lived assets	$879	$6,271	$8,235	$15,385

(1)	Amounts reflect reclassifications to discontinued operations.

The following table reconciles the total assets for reportable segments to consolidated assets.

	December 31,
	2006	2005
	(In thousands)

Total assets for reportable segments	$379,588	$315,726
Elimination of intersegment receivables and investments	(62,384)	(53,912)

Total consolidated assets	$317,204	$261,814

NOTE 17 — Subsequent Event

Nasdaq Violation — On November 14, 2006, Toreador received a Staff Determination Letter from the Nasdaq Stock Market that Toreador violated Nasdaq Marketplace Rule 4310(c)(14) by not timely filing the Form 10-Q for the quarter ended September 30, 2006 which is a requirement for continued listing. On January 11, 2007, Toreador had a hearing with the Nasdaq Listing Qualifications Panel regarding this violation. On January 16, 2007, we filed the restated financial statements as of and for the year ended December 31, 2005 on Form 10-K/A, the restated financial statements for the quarters ended March 31, 2006 and June 30, 2006 on Forms 10-Q/A and the Form 10-Q for the quarter ended September 30, 2006. On February 15, 2007, Toreador received notice from the Nasdaq Listing Qualifications panel that the violation has been cured and no further action will be taken.

NOTE 18 — SUPPLEMENTAL OIL AND NATURAL GAS RESERVES AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

We retain an independent engineering firm to provide annual year-end estimates of our future net recoverable oil and natural gas reserves. Estimated proved net recoverable reserves we have shown below include only those quantities that we can expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves that we may recover through existing wells. Proved undeveloped reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

	United
	States	France	Turkey	Romania	Hungary	Total
	Natural Gas (MMcf)
PROVED RESERVES
December 31, 2003	11,282	—	—	—	—	11,282
Revisions of previous estimates	(574)	—	—	—	—	(574)
Extensions, discoveries and other additions	143	—	—	—	—	143
Sale of reserves	(5,400)	—	—	—	—	(5,400)
Production	(518)	—	—	—	—	(518)

December 31, 2004	4,933	—	—	—	—	4,933
Revisions of previous estimates	641	—	—	—	—	641
Extensions, discoveries and other additions	227	—	6,476	3,486	—	10,189
Sale of reserves	—	—	—	—	—	—
Production	(506)	—	—	—	—	(506)

December 31, 2005	5,295	—	6,476	3,486	—	15,257
Revisions of previous estimates	(760)	—	(1,151)	(1,185)	—	(3,096)
Extensions, discoveries and other additions	96	—	16,099	1,186	950	18,331
Sale of reserves	(2)	—	—	—	—	(2)
Production	(500)	—	—	(446)	—	(946)

December 31, 2006	4,129	—	21,424	3,041	950	29,544

PROVED DEVELOPED
December 31, 2004	4,875	—	—	—	—	4,875

December 31, 2005	5,225	—	—	3,486	—	8,711

December 31, 2006	4,068	—	—	3,040	950	8,058

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United
	States	France	Turkey	Romania	Hungary	Total
	Oil (MBbl)
PROVED RESERVES
December 31, 2003	1,838	10,975	892	—	—	13,705
Revisions of previous estimates	114	956	(190)	—	—	880
Extensions, discoveries and other additions	—	—	—	—	—	—
Sale of reserves	(1,103)	—	—	—	—	(1,103)
Production	(69)	(395)	(75)	—	—	(539)

December 31, 2004	780	11,536	627	—	—	12,943
Revisions of previous estimates	73	(587)	77	—	—	(437)
Extensions, discoveries and other additions	—	477	—	24	—	501
Sale of reserves	—	—	—	—	—	—
Production	(60)	(448)	(65)	—	—	(573)

December 31, 2005	793	10,978	639	24	—	12,434
Revisions of previous estimates	(30)	(906)	95	4	—	(838)
Extensions, discoveries and other additions	—	—	—	19	1	20
Sale of reserves	—	—	—	—	—	—
Production	(63)	(444)	(69)	(6)	—	(582)

December 31, 2006	700	9,628	665	41	1	11,035

PROVED DEVELOPED
December 31, 2004	775	7,309	360	—	—	8,444

December 31, 2005	792	7,688	378	24	—	8,882

December 31, 2006	699	6,770	405	41	1	7,916

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have summarized the standardized measure of discounted future net cash flows related to our proved oil and natural gas reserves. We have based the following summary on a valuation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from purchase of reserves in place and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of proved reserves in prior years could also be significant. Accordingly, investors should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should investors consider the information indicative of any trends.

The prices of oil and natural gas at December 31, 2006, 2005, and 2004 used in the above table, were $57.75, $56.24 and $37.55 per Bbl of oil, respectively, and $5.64, $6.98 and $5.99 per Mcf of natural gas, respectively.

	United
	States	France	Turkey	Romania	Hungary	Total
	(In thousands)

As of and for the year ended December 31, 2004
Future cash inflows	$62,256	$432,828	$20,919	$—	$—	$516,003
Future production costs	25,432	182,574	7,861	—	—	215,867
Future development costs	164	25,902	1,470	—	—	27,536
Future income tax expense (benefit)	10,803	71,504	(703)	—	—	81,604

Future net cash flows	25,857	152,848	12,291	—	—	190,996
10% annual discount for estimated timing of cash flows	11,951	98,248	4,065	—	—	114,264

Standardized measure of discounted future net cash flows related to proved reserves	$13,906	$54,600	$8,226	$—	$—	$76,732

As of and for the year ended December 31, 2005
Future cash inflows	$95,502	$621,765	$70,498	$18,574	$—	$806,339
Future production costs	34,190	223,273	15,267	4,588	—	277,318
Future development costs	319	30,883	22,317	552	—	54,071
Future income tax expense	19,780	113,742	2,736	961	—	137,219

Future net cash flows	41,213	253,867	30,178	12,473	—	337,731
10% annual discount for estimated timing of cash flows	20,180	144,738	14,390	1,798	—	181,106

Standardized measure of discounted future net cash flows related to proved reserves	$21,033	$109,129	$15,788	$10,675	$—	$156,625

As of and for the year ended December 31, 2006
Future cash inflows	$63,597	$551,139	$185,815	$21,163	$5,732	$827,446
Future production costs	26,428	214,474	20,407	5,198	1,658	268,165
Future development costs	273	33,580	20,757	159	800	55,569
Future income tax expense	11,432	95,067	7,114	(602)	2,057	115,068

Future net cash flows	25,464	208,018	137,537	16,408	1,217	388,644
10% annual discount for estimated timing of cash flows	12,200	121,828	53,207	3,019	248	190,502

Standardized measure of discounted future net cash flows related to proved reserves	$13,264	$86,190	$84,330	$13,388	$970	$198,142

TOREADOR RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following are the principal sources of change in the standardized measure:

	United
	States	France	Turkey	Romania	Hungary	Total
	(In thousands)

Balance at December 31, 2003	$34,320	$39,091	$5,898	$—	$—	$79,309
Sales of oil and natural gas, net	(4,287)	(9,157)	(1,507)	—	—	(14,951)
Net changes in prices and production costs	(4,264)	28,408	2,450	—	—	26,594
Net change in future development costs	77	(4,962)	61	—	—	(4,824)
Extensions and discoveries	309	—	—	—	—	309
Revisions of previous quantity estimates	229	8,065	(2,712)	—	—	5,582
Previously estimated development costs incurred	(45)	(4,296)	(401)	—	—	(4,742)
Net change in income taxes	9,947	(14,114)	2,516	—	—	(1,651)
Accretion of discount	4,321	6,019	761	—	—	11,101
Sales of reserves	(25,020)	—	—	—	—	(25,020)
Other	(1,681)	5,546	1,160	—	—	5,025

Balance at December 31, 2004	13,906	54,600	8,226	—	—	76,732
Sales of oil and natural gas, net	(5,371)	(15,180)	(2,107)	—	—	(22,658)
Net changes in prices and production costs	10,187	72,285	3,463	—	—	85,935
Net change in development costs	(119)	(2,223)	(11,356)	(472)	—	(14,170)
Extensions and discoveries	725	7,723	18,906	11,963	—	39,317
Revisions of previous quantity estimates	3,353	(9,507)	1,347	—	—	(4,807)
Previously estimated development costs incurred	(77)	—	—	—	—	(77)
Net change in income taxes	(4,250)	(22,271)	(2,422)	814	—	(28,129)
Accretion of discount	149	8,187	815	—	—	9,151
Other	2,530	15,515	(1,084)	(1,629)	—	15,332

Balance at December 31, 2005	21,033	109,129	15,788	10,675	—	156,626
Sales of oil and natural gas, net	(4,879)	(20,201)	(3,041)	(1,481)	—	(29,602)
Net changes in prices and production costs	(8,215)	(6,102)	7,074	2,987		(4,256)
Net change in development costs	(55)	(2,101)	970	(130)	(641)	(1,957)
Extensions and discoveries	238	—	65,127	5,159	3,267	73,791
Revisions of previous quantity estimates	(2,203)	(13,781)	(2,355)	(4,617)	—	(22,956)
Previously estimated development costs incurred	(152)	(2,132)	—	(552)	—	(2,836)
Net change in income taxes	2,540	9,312	(3,445)	1,262	(1,656)	8,013
Accretion of discount	2,701	13,570	1,679	989	—	19,793
Other	2,256	(1,504)	2,149	(905)	—	1,526

Balance at December 31, 2006	$13,264	$86,190	$84,3330	$13,388	$970	$198,142

*****************

3,036,947
Shares of
Common Stock

PROSPECTUS

The date of this prospectus is July 26, 2007